                                                                    EXHIBIT 99.2

                           CORESTATES FINANCIAL CORP


                               December 31, 1997


                                   FORM 10-K


                              FINANCIAL SECTIONS



                                                          Page
                                                         -------
               Contents of Financial Sections             2
               MD&A                                       3  - 42
               Management's and Auditor's Report          43 - 44
               Audited Financial Statements               45 - 84
               Supplemental Data                          85 - 97

CoreStates Financial Corp and Subsidiaries

CONTENTS OF FINANCIAL SECTION                                                                                    PAGE
                                                                                                                -----
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS........................................................            3-42

FINANCIAL STATEMENTS

Management's Report Regarding the Effectiveness of  Internal Control Over Financial Reporting........            43
Report of Independent Auditors.......................................................................            44
Consolidated Statements of Income for the years ended December 31, 1997, 1996 and 1995...............            45
Consolidated Balance Sheets as of December 31, 1997 and 1996.........................................            46
Consolidated Statements of Changes in Shareholders' Equity for the years ended
     December 31, 1997, 1996 and 1995................................................................            47-48
Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995...........            49-50
Notes to the Consolidated Financial Statements.......................................................            51-84

SUPPLEMENTAL FINANCIAL DATA

Five Year Average Balance Sheet, Statement of Income and Balance Sheet...............................            85-90
Rate/Volume Analysis Taxable Equivalent Basis........................................................            91
Loan Portfolio, Risk Elements and Allowance for Loan Losses Data.....................................            92-95
Selected Maturity and Interest Sensitivity Data......................................................            95-97

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations

Cautionary Statement

     Certain statements contained herein are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements which are based on various assumptions (some of which are beyond CoreStates' control), may be identified by reference to a future period, or periods, or by the use of forward-looking terminology such as "may", "will", "believe", "expect", "estimate", "anticipate", "continue", or similar terms or variations on those terms, or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the global, national and regional economies where CoreStates conducts operations; economic growth; governmental monetary policy including interest rate policies of the Federal Reserve Board; sources and costs of funds; levels of interest rates; inflation rates; market capital spending; technological change; the state of the securities and capital markets; acquisitions; consumer spending and savings; expense levels; and tax, securities, and banking laws and prospective legislation.

OVERVIEW
(Unless otherwise noted, all "per share" amounts are on a diluted basis.)

     CoreStates Financial Corp ("CoreStates") reported record financial performance in 1997 driven by broad based increases in fee revenues, loan growth, and the favorable impact of the common stock repurchase program on earnings per share. CoreStates recorded net income of $813.3 million, or $4.00 per average common share, in 1997 compared to $649.2 million, or $2.97 per average common share, in 1996. Diluted net income per share was $3.96 in 1997 compared to $2.94 in 1996. Key performance measures such as returns on average equity and assets and the net interest margin were among the highest in the banking industry.

     Pending Merger with First Union Corporation - On November 18, 1997,
     -------------------------------------------
CoreStates entered into an Agreement and Plan of Mergers (the "Merger Agreement"), which provides for the merger (the "Merger") of CoreStates into First Union Corporation ("First Union"). Pursuant to the Merger Agreement, each outstanding share of CoreStates common stock would be converted into 1.62 shares of First Union's common stock, subject to possible adjustment under certain circumstances. Based on the December 31, 1997 closing price of First Union's common stock, the transaction would have a value of approximately $16.5 billion. The Merger is expected to be accounted for as a pooling of interests, and pending receipt of regulatory approval and other customary conditions of closing, is expected to close in the second quarter of 1998.

     The Merger will create a $205 billion financial services company having a leading banking presence on the eastern seaboard. The combined company will be the sixth largest banking company in the United States.

     First Union reported net income of $1.9 billion, or $2.99 per share, for 1997 compared to net income of $1.6 billion, or $2.58 per share, in 1996.

     Earnings - Basic "operating earnings" per share increased 9.5% for 1997.
     --------
Operating earnings, which has been defined for purposes of this discussion as net income excluding a special tax benefit, a special provision for losses on loans, and other significant charges in 1997 (all as discussed on pages 5 and 6) were $795.3 million, or $3.91 per average common share. Operating earnings for 1996 were $780.8 million, or $3.57 per average common share. Diluted operating earnings per share were $3.87 in 1997 compared to $3.54 in 1996. The increase in operating earnings per share primarily resulted from strong growth in non-interest income before certain net investment gains in 1996 and from the decline in shares outstanding due to the common stock repurchase program. The common stock repurchase program added $0.14 to 1997 earnings per share after considering the unfavorable impact of $58.8 million of 1997 funding costs incurred associated with the repurchase program.

     Returns on average equity and assets based on operating earnings were 23.64% and 1.74%, respectively, in 1997, compared to 20.07% and 1.78%, respectively, in 1996. The 1997 Keefe, Bruyette & Woods (KBW) Peer Group 1 composite for returns on average equity and assets were 17.55% and 1.26%, respectively. The KBW Peer Group 1 composite includes CoreStates and is comprised of 32 U.S. banking companies having assets in excess of $25 billion.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

OVERVIEW - continued

     Operating earnings, key performance ratios and per share information are summarized in the following table (in millions, except per share):

                                                                                                          Percentage
                                                                                                      increase (decrease)
                                                                                                    -----------------------
                                                        1997            1996           1995         `97/'96         `96/'95
                                                      --------       --------        --------       -------         -------
Net interest income (taxable equivalent basis).       $2,139.5       $2,167.7        $2,200.2         (1.3)%          (1.5)%
                                                      ========       ========        ========
Net income.....................................       $  813.3       $  649.2        $  655.2         25.3            (0.9)
Exclude after-tax effects of:
    Special tax benefit........................         (109.0)             -               -
    Special provision for losses on loans......           44.9              -               -
    Net restructuring and merger-related charges           9.6          150.8            92.2
    Certain net investment gains...............              -          (28.1)           (8.6)
    Other......................................           36.5            8.9               -
    Gain on affiliate joint venture............              -              -           (11.8)
                                                      --------        -------         -------
Operating earnings.............................       $  795.3        $ 780.8         $ 727.0          1.9             7.4
                                                      ========        =======         =======
Operating earnings per share:
    Basic......................................       $   3.91        $  3.57         $  3.28          9.5             8.8
                                                      ========        =======         =======
    Diluted....................................       $   3.87        $  3.54         $  3.24          9.3             9.3
                                                      ========        =======         =======

Return on average assets (a)...................           1.74%          1.78%           1.63%
Return on average equity (a)...................          23.64          20.07           19.43
Net interest margin............................           5.22           5.53            5.47
Expense/revenue ratio (a)......................          52.98          53.71           57.07

Average common shares outstanding:
    Basic......................................        203.452        218.812         222.268
    Diluted....................................        205.568        220.698         224.666

--------------
(a)   Calculated based on "Operating earnings."

     The $14.5 million improvement in operating earnings for 1997 was primarily due to a $70.0 million, or 8.2%, increase in non-interest income before certain 1996 net investment gains. The increase in non-interest income was mainly due to growth in revenues from fee-based services particularly trust income, third party processing fees, international service fees, income from trading activities, and investment banking fees. This improvement was partially offset by a $25.6 million, or 1.2%, decline in net interest income and a $34.2 million, or 21.6%, increase in the provision for losses on loans, excluding the special provision described on page 5. The decline in net interest income was solely due to $58.8 million of funding costs associated with the common stock repurchase program. The increase in the provision for losses on loans was due to higher charge-offs in the credit card, installment loan and commercial loan portfolios. For detailed discussions of non-interest income, net interest income and the provision for losses on loans, see pages 38, 37 and 20, respectively.

     1997 Business Line Highlights - Three business line segments contributed
     -----------------------------
strong growth to net income in 1997. The Global and Specialized Banking segment contributed net income growth of $28.1 million, or 11.7%, primarily due to increases in net interest income and non-interest income. The growth in net interest income was principally due to an increase in loans; the growth in non-interest income was principally due to increases in international service fees, service charges on deposits and income from trading activities. Regional Banking's net income increased $29.7 million, or 8.7%, as a result of a decline in non-financial expenses due to branch consolidations and merger efficiencies and an increase in non-interest income primarily due to increases in delivery channel income. Trust and Asset Management contributed net income growth of $21.8 million, or 52.4%, reflecting increases in net interest income due to loan growth and trust fees primarily due to increased asset values, and reduced non-financial expenses due to merger-related efficiencies. For a more detailed analysis of the performance of CoreStates' business lines, refer to the "Business Line Results" section beginning on page 8.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

OVERVIEW  - continued

     Common Stock Repurchase Program - On October 15, 1996, the Board of
     -------------------------------
Directors authorized the management of CoreStates to repurchase up to 22 million shares of common stock, or approximately 10% of outstanding shares, and on July 15, 1997, the Board of Directors authorized an extension of the common stock repurchase program permitting management to repurchase up to an additional 6 million shares, or approximately 3% of outstanding shares. Acting under these authorizations, CoreStates repurchased 15.3 million and 8.8 million shares of common stock in 1997 and 1996, respectively. Management was also authorized to repurchase additional shares to fulfill requirements of employee benefit and dividend reinvestment plans.

     As of March 15, 1998, it is anticipated that CoreStates will issue approximately 1.0 million shares of common stock prior to the consummation of the Merger in order for the Merger to qualify for pooling of interests accounting treatment.

     Special Tax Benefit - CoreStates liquidated an affiliate in the fourth
     -------------------
quarter of 1997 that resulted in a tax benefit of $109.0 million, or $0.54 per share. The transaction will have no significant effect on ongoing operations or earnings.

     Special Provision for Losses on Loans - In the fourth quarter of 1997,
     -------------------------------------
CoreStates recorded a $70.0 million ($44.9 million after-tax, or $0.22 per share) special provision for losses on loans primarily related to management's decision to sell approximately $450 million of credit card outstandings. As a result, CoreStates wrote down the credit card balance by $102 million, and reclassified the net $348 million of loans to loans held for sale.

     Restructuring and Merger-Related Charges - In 1997, CoreStates recorded
     ----------------------------------------
pre-tax restructuring and merger-related charges of $15.0 million, $9.6 million or $0.05 per share after-tax, primarily related to costs incurred in the pending First Union Merger and costs incurred in the creation of a strategic technology alliance with Andersen Consulting (see "Technology Initiatives" on page 6).

     In 1996, CoreStates recorded pre-tax net restructuring and merger-related charges of $209.7 million, $150.8 million or $0.68 per share after-tax, primarily in connection with the April 1996 acquisition of Meridian Bancorp, Inc. ("Meridian"). Included in that amount were: a $161.6 million merger-related restructuring charge, a $70.0 million provision for loan losses recorded in connection with a change in strategic direction related to Meridian's problem assets and to conform Meridian's consumer lending charge-off policies to those of CoreStates (See "Provision for Losses on Loans" on page 20), $29.0 million of implementation costs that were incurred in the process of consolidating Meridian businesses and operations, and $50.9 million of credits for gains on the curtailment of pension benefits and sales of branches resulting from the merger and completion of previous process redesigns.

     The credits on the sales of branches resulted primarily from the sale of eleven former Meridian Bank PA branches in Berks and Lebanon counties in Southeastern Pennsylvania. The sale was necessary to satisfy a condition of regulatory approval of the Acquisition contained in an agreement between CoreStates, the U.S. Department of Justice and the Attorney General for the Commonwealth of Pennsylvania. Approximately $380 million of deposits and $120 million of loans were included in the sale, which generated a pre-tax gain of $40.1 million. Additional gains of $3.0 million were recorded as restructuring credits in 1996 on the sale of branches which were sold as a result of the 1995 process redesigns.

     In 1995, CoreStates and Meridian completed intensive reviews of their operations and businesses and announced corporate-wide process redesign plans. As a result of these process redesigns, CoreStates recorded net pre-tax restructuring charges of $128.6 million, $82.2 million after-tax or $0.37 per share in 1995. In the fourth quarter of 1995, Meridian paid $10.0 million, or $0.04 per share, of non-deductible costs associated with the CoreStates' acquisition of Meridian.

CORESTATES FINANCIAL CORP AN D SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

OVERVIEW  - continued

     A summary of 1997, 1996 and 1995 pre-tax restructuring and merger-related charges (credits), excluding the $70.0 million provision for loan losses in 1996, was as follows (in millions):

                                                                   1997             1996            1995
                                                                  ------           ------          ------
Merger-related restructuring charges.........................      $6.2            $161.6           $10.0
Strategic technology alliance charges........................       8.8                 -               -
Process redesign restructuring charges.......................         -                 -           142.0
Meridian merger-related implementation costs.................         -              29.0               -
Gains on sales of branches...................................         -             (43.1)           (4.0)
Pension curtailment gains....................................         -              (7.8)           (9.4)
                                                                  ------           ------          ------
    Total....................................................     $15.0            $139.7          $138.6
                                                                  ======           ======          ======

     Other Significant and Unusual Charges - In the fourth quarter of 1997,
     -------------------------------------
CoreStates recorded other significant and unusual charges including a $25.0 million pre-tax charitable contribution, $20.0 million pre-tax for certain legal matters and a special $12.0 million employee bonus (in total, $36.5 million after-tax or $0.18 per share).

     On September 30, 1996, the Deposits Insurance Fund Act of 1996 ("Funds Act") became law. A key element of the Funds Act was to fully capitalize the Savings Association Insurance Fund ("SAIF") by mandating a special one-time assessment on institutions carrying SAIF insured deposits. In the third quarter of 1996, CoreStates expensed $14.2 million pre-tax, $8.9 million after-tax or $0.04 per share, for the special assessment on its SAIF insured deposits.

     Certain Net Investment Gains - Excluded from operating earnings in 1996 are
     ----------------------------
net pre-tax gains of $43.3 million, $28.1 million after-tax or $0.12 per share, which consist of a $28.7 million pre-tax gain on the exchange of domestic equity securities and a net $14.6 million pre-tax gain on the sale of foreign equity securities. In 1995, CoreStates recorded pre-tax gains which are also excluded from operating earnings of $13.6 million, $8.6 million after-tax or $0.04 per share, on the exchange of domestic equity securities.

     Gain on Affiliate Joint Venture - In March 1995, Electronic Payment
     -------------------------------
Services, Inc. ("EPS"), an affiliate joint venture formed in 1992 to combine the consumer electronic transaction processing businesses of CoreStates and three other partners, admitted a fifth partner and increased the ownership interest of an existing partner. As a result of the change in its ownership interest, CoreStates recognized a pre-tax gain of $19.0 million, $11.8 million after-tax or $0.05 per share, in the first quarter of 1995.

     Technology Initiatives - Prior to the announcement of the Merger,
     ----------------------
CoreStates announced the creation of a 10-year strategic technology alliance with Andersen Consulting designed to help CoreStates expand its access to improved technology skills and capabilities, strengthen CoreStates' competitive position by improving responsiveness and flexibility of the technologies that underlie CoreStates products and services, and increase the return on CoreStates' investments in those technologies. The alliance is comprised of three major components: a program to develop new strategic technology applications; a business process management contract for applications development and maintenance; and a Year 2000 Initiative, already under way at CoreStates, as more fully described below.

     CoreStates and Andersen Consulting will terminate their alliance upon consummation of the Merger. Andersen Consulting will continue to make certain project staff available to CoreStates through the systems conversion period. The cost of terminating the alliance will be paid by First Union.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

OVERVIEW - continued

         Year 2000 Initiative - It is anticipated that the majority of
         --------------------
CoreStates' computer systems and applications (collectively the "systems") will be converted to those of First Union and that costs to convert those systems to be Year 2000 compliant will not be directly incurred by CoreStates.

     Prior to the announcement of the Merger, CoreStates had undertaken a corporate-wide program to prepare and convert its systems to enable them to function properly with respect to dates in the year 2000 and thereafter ("the Year 2000 Initiative"). CoreStates also initiated formal communications with all of its third party service providers to determine the extent to which CoreStates' interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. CoreStates is currently focusing its efforts on converting only the systems that will be retained by First Union subsequent to the Merger. Although there is no guarantee that other companies will be successful in addressing their Year 2000 issues, CoreStates believes that modifications to systems that are going to be retained can be made such that the Year 2000 issue will not pose significant operational problems. In the event that the Merger is not consummated, CoreStates will need to make all remaining CoreStates systems Year 2000 compliant. If such modifications are not made, or are not completed timely, the Year 2000 issue could have a material impact on the operations of CoreStates.

     CoreStates is utilizing both Andersen Consulting personnel and internal resources to make its systems compliant. CoreStates anticipates completing the Year 2000 Initiative by September 30, 1998 for those systems to be retained after the Merger. Should the Merger not be consummated, CoreStates anticipates that it would need twelve months to make all remaining systems Year 2000 compliant. The total cost of the Year 2000 Initiative is estimated to be between $40 million and $60 million. The cost to convert both the systems that will be retained by First Union, and to the extent necessary the remaining CoreStates systems, will be funded through operating cash flows and is not expected to have a material effect on the results of operations. Should the Merger not be consummated by April 30, 1998, First Union has agreed to indemnify CoreStates for any costs incurred to complete the Year 2000 Initiative in excess of $60 million and to use its best efforts to secure qualified resources to complete the Year 2000 Initiative in a timely manner.

     The costs of the project and the date on which CoreStates believes it will complete the Year 2000 Initiative are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the anticipated merger consumation date, the continued availability of certain resources, representations received from third party service providers and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

     Comparison of Operating Earnings: 1996 to 1995 - "Operating earnings" for
     ----------------------------------------------
1996 were $780.8 million, or $3.57 per average common share, an increase of 8.8% on a per share basis over 1995. Operating earnings for 1995 were $727.0 million, or $3.28 per average common share. The growth in operating earnings for 1996 was primarily driven by expense reductions resulting from process redesigns and Meridian merger-related efficiencies ("merger-related efficiencies"). Diluted operating earnings per share were $3.54 in 1996, compared to $3.24 in 1995.

    Non-financial expenses declined $124.0 million, or 7.1% in 1996 (see the detailed discussion of "Non-Financial Expenses" on page 40). CoreStates' expense/revenue ratio (total operating expenses, excluding other real estate owned expenses, as a percentage of total operating revenues) was 53.7% in 1996 compared to an expense/revenue ratio of 57.1% in 1995. Merger-related efficiencies achieved in 1996 were approximately $47 million pre-tax, $30 million after-tax, or $0.14 per share. Merger efficiencies were impacted by approximately $9 million in revenue losses. A slight decline in net interest income, an increase in the provision for losses on loans, and modest growth in non-interest income tempered the impact of reduced non-financial expenses in 1996. For detailed discussions of net interest income, the provision for losses on loans and non-interest income, see pages 37, 20 and 38, respectively.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

BUSINESS LINE RESULTS

     CoreStates utilizes a value-based reporting methodology to facilitate management's analysis of performance by defined business lines. This process supports CoreStates' strategic objective of creating superior growth in shareholder value by focusing on the performance and value creation potential of CoreStates' component businesses.

     This section of management's discussion and analysis presents the performance results of CoreStates' five core businesses: Global and Specialized Banking; Regional Banking; Retail Credit Services; Trust and Asset Management; and Third Party Processing. Each core business is comprised of well-defined business lines with market or product specific missions.

     Corporate overhead, processing and support costs, and the loan loss provision are allocated along with the impact of balance sheet management and hedging activities of CoreStates. A matched maturity transfer pricing system is used to allocate interest income and interest expense. All business lines in the five core businesses are allocated equity utilizing regulatory risk-based capital guidelines as well as each business line's fixed assets and other capital investment requirements. The development of these allocation methodologies is a continuous process at CoreStates, and as a result, certain amounts in prior years have been reclassified for comparative purposes.

     The Corporate Center category includes the income and expense impact of unallocated equity, unusual or non-recurring items not attributable to the operating activities of the major business areas, emerging business activities not directly related to the five major business areas, eliminations of intercompany business transactions, and miscellaneous items.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

BUSINESS LINE RESULTS - continued
      The earnings contribution of these core businesses is reflected in the table below (in millions):


                                                                                               Retail             Trust and
(taxable equivalent basis)                       Global and             Regional               Credit               Asset
                                            Specialized Banking          Banking              Services            Management
                                           ----------------------    ------------------    -----------------   -------------------
                                             1997       1996          1997       1996       1997       1996      1997      1996
                                           -------     -------       --------  --------    ------     ------   ------     --------
Net interest income..................      $ 603.7     $ 561.7       $1,116.9  $1,118.2    $306.1     $295.0   $ 55.8     $ 50.9
Provision for losses on loans........         40.1        31.5           21.4      28.4     197.8(a)    98.5      2.2        2.2
Non-interest income..................        278.5       232.3          253.7     244.9      87.8       85.9    188.1      167.6
Non-financial expenses...............        405.5       366.0          759.5     795.6     170.1      192.1    142.4      151.4
                                           -------     -------        -------   -------     ------    ------   ------      -----
Income before income taxes...........        436.6       396.5          589.7     539.1      26.0       90.3     99.3       64.9
Income tax expense...................        167.7       155.7          216.7     195.8       9.2       33.6     35.9       23.3
                                           -------     -------        -------   -------     ------    ------   ------      -----
Net income...........................      $ 268.9     $ 240.8        $ 373.0    $343.3     $16.8      $56.7   $ 63.4     $ 41.6
                                           =======     =======        =======   =======     ======    ======   ======      =====

Return on average assets.............         1.47%       1.67%          2.89%     2.42%     0.22%      0.72%    4.97%      3.03%
Return on average equity ............        23.55%      25.98%         55.92%    47.81%     4.84%     15.45%   89.30%     60.29%
Average assets.......................      $18,308     $14,460        $12,900   $14,159    $7,501     $7,884   $1,275     $1,372
Average equity ......................       $1,142        $927           $667      $718      $347       $367      $71        $69

                                                 Third Party
                                                 Processing              Corporate Center                 Total
                                              -----------------        --------------------         -----------------
                                               1997       1996          1997          1996           1997      1996
                                              ------     ------        -------       ------         -------   -------
Net interest income..................          $20.7     $ 18.0        $  36.3       $123.9         $2,139.5  $2,167.7
Provision for losses on loans........            0.1        0.2            1.4         68.0 (e)        263.0     228.8
Non-interest income..................          225.4      209.3         (107.7)(b)    (40.9)(b,f)      925.8     899.1
Non-financial expenses...............          225.4      198.4           (7.1)(b,d)   73.3 (b,e)    1,695.8   1,776.8
                                              ------     ------        -------       ------          -------   -------
Income (loss) before income taxes....           20.6       28.7          (65.7)       (58.3)         1,106.5   1,061.2
Income tax expense...................            7.3       10.1         (143.6)(c)     (6.5)           293.2     412.0
                                              ------     ------        -------       ------          -------   -------
Net income (loss)....................          $13.3     $ 18.6        $  77.9       $(51.8)         $ 813.3  $  649.2
                                              ======     ======        =======       ======          =======   =======

Return on average assets.............           4.62%      6.84%          1.43%       (0.92)%           1.78%     1.48%
Return on average equity ............          44.33%     58.13%          7.04%       (2.92)%          24.18%    16.69%
Average assets.......................           $288       $272         $5,446       $5,647          $45,718   $43,794
Average equity ......................            $30        $32         $1,107       $1,777           $3,364    $3,890

-------------

(a) Includes a special provision of $70.0 million primarily related to management's decision to sell approximately $450 million of credit card outstandings.
(b) Includes eliminations for intercompany processing fees of $108.4 million and $105.9 million in 1997 and 1996, respectively.
(c) Includes a $109.0 million tax benefit related to the liquidation of an affiliate.
(d) Includes restructuring and merger-related charges and other significant and unusual charges of $72.0 million.
(e) Includes net restructuring and merger-related charges of $70.0 million in the provision for losses on loans and $139.7 million in non-financial expenses, and a SAIF special assessment of $14.2 million.
(f) Includes certain net investment gains of $43.3 million.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

BUSINESS LINE RESULTS - continued


     Global and Specialized Banking includes the following business lines:
     ------------------------------
Specialized Banking, Secured Lending, Real Estate, Large Corporate Banking, Congress Financial Corporation ("Congress Financial"), International Banking, Investment Banking and Cash Management. Net income for 1997 increased $28.1 million, or 11.7%, above 1996. The favorable variance was due to increases in net interest income and non-interest income, partially offset by increases in non-financial expenses and the provision for losses on loans.

     Net interest income for 1997 increased $42.0 million, or 7.5%, above 1996 due to increases in average loans, average demand deposits, and fees on loans. Average loan volume increased $2.7 billion, or 22.8%, above 1996, due largely to growth in Specialized Banking, International Banking, and the Large Corporate and Healthcare Groups within Large Corporate Banking. Average demand balances increased $98 million, or 5.4%, over 1996 primarily due to higher balances maintained by customers to pay for services particularly within the Financial Services Group of Large Corporate Banking. Amortized fees on loans increased $6.4 million, or 18.6%, due to fees collected on new loans and several significant termination fees.

     Non-interest income for 1997 increased $46.2 million, or 19.9%, primarily due to increases in international service fees, service charges on deposits and income from trading activities. International service fees increased $11.4 million, or 11.4%, in 1997 principally due to increased trade payment activity in the offshore branches. Service charges on deposits increased $8.2 million, or 12.5%, for 1997 primarily reflecting increases in cash management activities.

     Non-financial expenses for 1997 increased $39.5 million, or 10.8%, over 1996 due to increases in personnel expenses, Congress Financial expenses and processing costs.

     Regional Banking includes Retail Banking and Delivery, Small Business
     ----------------
Lending, Commercial Business Lending and Middle Market Lending. Net income was $373.0 million, up $29.7 million, or 8.7%, from 1996. The increase for 1997 was principally due to declines in non-financial expenses resulting from merger synergies and branch closings/sales, an increase in non-interest income related to delivery channel income pricing and volume (delivery channel income includes ATM, PC and telephone banking fees), and price increases in service charges on deposits.

     Net interest income for 1997 declined $1.3 million, or 0.1%, below 1996. The decrease was mainly attributable to a $1.3 billion, or 5.3%, decline in average deposit volumes. Also contributing to the decrease was a decline in average loan outstandings of $358 million, or 3.1%. The deposit decline resulted from a combination of runoff resulting from the Meridian acquisition and competitive pressures in the market. The decline in loans mainly resulted from the securitization of $382 million in home equity loans and runoff in revolving credit loans. Partially offsetting the impact of volume declines was an increase in deposit interest rate spreads driven by pricing strategies implemented in the second quarter of 1997.

     Non-interest income increased $8.8 million, or 3.6%, over 1996. Delivery channel income rose $7.7 million influenced by ATM surcharges levied on all non-CoreStates Bank customer ATM transactions, a policy initiated in the fourth quarter of 1996. In addition, service charges on deposits increased $3.8 million, or 2.5%, mainly due to 1997 price increases implemented on deposit accounts.

     Non-financial expenses for 1997 declined $36.1 million, or 4.5%, from 1996. Personnel expenses declined $16.1 million, or 5.4%, while non-personnel expenses declined $20.0 million, or 4.0%. These savings were achieved through branch closings/sales, operational efficiencies related to the Meridian merger and new contracts with many of the suppliers of goods and services to CoreStates.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

BUSINESS LINE RESULTS - continued


     Retail Credit Services includes the following major business lines: Credit
     ----------------------
Card, Dealer Services, Educational Lending, Mortgage Services, Card Linx (CoreStates' merchant credit card processing business) and SynapQuest (CoreStates' consumer and commercial card processing company). Net income for Retail Credit Services was $16.8 million for 1997, which was $39.9 million, or 70.4%, below 1996. The decrease in net income for 1997 was primarily attributable to a higher provision for losses on loans. Prior year results have been restated for the reclassification of SynapQuest into Retail Credit Services.

     Net interest income for 1997 increased $11.1 million, or 3.8%, above 1996. This increase was attributable to the impact of a change in mix of Dealer Services loan products which contributed $1.9 million to net interest income, and to higher average credit card outstandings of $119 million which contributed $8.6 million to net interest income.

     The provision for loan losses for 1997 increased by $99.3 million, or 100.8% over 1996. This increase includes a $70 million special provision for losses on loans primarily related to management's decision to sell approximately $450 million of credit card outstandings. The remainder of the increase over 1996 was attributable to higher credit card charge-offs. Higher credit card charge-offs are an industry-wide trend also being experienced by CoreStates.

     Non-interest income for 1997 was $1.9 million, or 2.2%, above 1996. This increase was primarily due to higher credit card fees of $3.2 million, and higher mortgage fee income of $3.4 million, partially offset by a $2.4 million decrease in merchant fee income and lower credit life insurance fee income of $2.3 million.

     Non-financial expenses for 1997 decreased by $22.0 million, or 11.5%, from 1996. The decline in expenses was primarily due to merger-related efficiencies that impacted personnel, occupancy and outside services hired expenses. A reduction in marketing expense also contributed to the decline. The expense savings were partially offset by volume related expense growth.

     Trust and Asset Management is organized into four business lines: Personal
     --------------------------
Trust (including Private Banking), Institutional Trust, Retirement Plan Services, and Investment Management. CoreStates' remaining Corporate Trust Business, previously included in Institutional Trust, was sold in the fourth quarter of 1996. Full year net income for 1997 of $63.4 million increased $21.8 million, or 52.4%, over 1996. Increases in net interest income and trust fee income as well as reduced non-financial expenses all contributed to the improvement in net income.

     Net interest income for 1997 increased $4.9 million, or 9.6%, over 1996. This increase is primarily due to higher investment income, commercial loan growth in Private Banking, increased money market account deposits related to additional customer sweep balances, and higher demand deposit balances. These favorable variances were partially offset by funding costs for increased overdraft balances.

     Non-interest income for 1997 increased $20.5 million, or 12.2%, over 1996. Excluding 1996 Corporate Trust fees, non-interest income increased $22.2 million, or 13.4%, in 1997. This improvement resulted primarily from increases in Personal and Institutional fee income primarily due to increases in the market value of assets under management.

     Non-financial expenses for 1997 decreased $9.0 million, or 5.9%, from 1996. Excluding Corporate Trust expenses in 1996, non-financial expenses would have decreased $8.0 million, or 5.3%, in 1997, primarily due to merger-related efficiencies.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

BUSINESS LINE RESULTS - continued

     Third Party Processing consists of the QuestPoint specialty transaction
     ----------------------
processing units, earnings from CoreStates' investment in Electronic Payment Services, Inc. ("EPS"), and earnings from CoreStates Bank's Financial Institutions Division ("FID"). The QuestPoint processing units include:
QuestPoint Check Services ("Check Services"), a provider of check processing and payment services to CoreStates and other financial institutions; and QuestPoint Remittance Services ("Remittance Services"), a leading supplier of remittance processing services nationwide with processing sites in key markets within the United States and Canada. EPS is a leading provider of ATM and POS processing services. FID is a provider of correspondent bank services to financial institutions in the United States. FID cash letter volumes are processed by contract with Check Services.

     Third Party Processing ("TPP") 1997 net income of $13.3 million decreased $5.3 million, or 28.5%, from 1996. Prior year results have been restated for the reclassification of SynapQuest into Retail Credit Services and for the inclusion of FID in TPP. The decline in 1997 net income is primarily due to a price reduction on CoreStates intercompany processing activity, costs associated with investments in technology and lower earnings on the Remittance Services processing business in Canada.

     TPP net interest income for 1997 increased $2.7 million, or 15%, over 1996. The increase over 1996 is due primarily to higher average demand balances within FID.

     TPP non-interest income for 1997 totaled $225.4, million including $108.4 million for the CoreStates intercompany business, $29.5 million for EPS, and $87.5 million of other external QuestPoint/FID revenue. This compares to 1996 non-interest income of $209.3 million, including $105.9 million for the CoreStates intercompany business, $29.9 million for EPS, and $73.5 million of other QuestPoint/FID revenue. Total revenue growth for 1997 was $16.1 million, or 7.7%, above 1996. The CoreStates intercompany business, which contributes 48% of the TPP revenue base, increased $2.5 million, or 2.4%. External QuestPoint/FID, which accounts for 39% of the TPP revenue base increased $14.0 million, or 19.0%. Revenues for EPS decreased modestly.

     The increase in revenue from the CoreStates intercompany business was primarily the result of the addition of Meridian processing, offset slightly by a decline in fees due to the repricing of services on January 1, 1997. The acquisition of five check processing centers in October 1996 contributed $10.2 million to the external revenue growth. The remaining increase is primarily the result of new business within Check Services and Remittance Services. Income from the investment in EPS reflects CoreStates' share in EPS net income, interest income on a 6.45% note and income from the amortization of a deferred gain. Year-to-year, the lower interest income on the note, which is being paid down at a rate of $6.25 million per quarter by EPS, is offset by higher EPS equity related income.

     TPP non-financial expenses for 1997 were $225.4 million, an increase of $27.0 million, or 13.6%, over 1996. Most of the increase supports the addition of new business, including the acquisition of five check processing centers in October 1996 and overall Remittance Services volume growth. Higher staff costs within Remittance Services also contributed to the increase.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued


     CAPITAL STRENGTH

     Capital strength must be evaluated in the context of business risk exposures, including asset quality, interest sensitivity, liquidity and earnings diversification. CoreStates places a significant emphasis on the maintenance of strong capital which promotes investor confidence, helps provide access to the credit markets under favorable terms and enhances the flexibility to capitalize on business growth and acquisition opportunities. Capital is managed for each CoreStates subsidiary based on its respective risks and growth opportunities, as well as regulatory requirements. CoreStates is positioned to take advantage of market opportunities to strengthen capital. A shelf registration provides for the issuance of a wide-range of securities including: senior and subordinated debt, straight and convertible preferred securities and equity. At December 31, 1997, CoreStates had $579 million of registered but unissued securities under the shelf. In addition, CoreStates Bank, N.A. (CoreStates' principal bank subsidiary) has the ability to issue subordinated debt under its Senior and Subordinated Bank Note program (See the "Liquidity" discussion on page 33 for further detail). Through the implementation of its capital policies, CoreStates has achieved a strong capital position. The relative strength of CoreStates' capital is reflected in the chart "Average Common Equity/Assets."

   Average Common Equity/Assets                     Average Common
   Five Year Comparison                              Equity/Assets
   ----------------------------      -------------------------------------------
   (in percent)                                        KBW Peer Group 1
                                     CoreStates          Composite *
                                     ----------        ----------------
         1997                           7.36%                    7.77%
         1996                           8.88                     8.06
         1995                           8.37                     7.48
         1994                           8.27                     7.47
         1993                           7.93                     7.52

    * The KBW Peer Group 1 Composite includes CoreStates and is comprised of U.S. banking companies having assets in excess of $25 billion.


     At December 31, 1997, common shareholders' equity totaled $3,237 million or 6.7% of total assets, compared with $3,696 million or 8.1% at year-end 1996. The primary reasons for the declines in common shareholders' equity and the equity to assets ratio were the common stock repurchase program and asset growth of 6.5%. CoreStates has achieved steady internal capital generation throughout the past five years. Excluding the cost of the common stock repurchase program in 1997, common shareholders' equity increased over the five years ended December 31, 1997 at a compound annual growth rate of 5.3%, while dividends paid increased at a compound annual growth rate of 13.5%.

     During 1997, CoreStates increased its quarterly dividend amount by 6.4% to $0.50 per share beginning with the fourth quarter declaration. This follows increases of 11.9% in 1996 and 23.5% in 1995. CoreStates declared dividends on its common stock of $1.91 per share in 1997, $1.73 per share in 1996 and $1.44 per share in 1995. The common dividend payout ratio based on operating earnings per average common share was 48.8% for 1997, compared to 48.5% for 1996, and 43.9% for 1995.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

CAPITAL STRENGTH - continued


     Common Stock Repurchase Program - On October 15, 1996, the Board of
     -------------------------------
Directors authorized the management of CoreStates to repurchase up to 22 million shares of common stock, or approximately 10% of outstanding shares, and on July 15, 1997, the Board of Directors authorized an extension of the common stock repurchase program permitting management to repurchase up to an additional 6 million shares, or approximately 3% of outstanding shares. Acting under these authorizations, CoreStates repurchased 15.3 million shares and 8.8 million shares in 1997 and 1996, respectively. Management is also authorized to repurchase additional shares to fulfill requirements of employee benefit and dividend reinvestment plans.

     As of March 15, 1998, it is anticipated that CoreStates will issue approximately 1.0 million shares of common stock prior to the consummation of the Merger in order for the Merger to qualify for pooling of interests accounting treatment.

     Capital Ratios - CoreStates and its bank subsidiaries are subject to
     --------------
minimum risk-based and leverage capital guidelines issued by the Federal Reserve Board and Comptroller of the Currency. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on CoreStates. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, CoreStates must meet specific capital guidelines that involve quantitative measures of CoreStates' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. CoreStates' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     In 1996, the Federal Reserve Board approved the limited use of certain cumulative preferred instruments ("Trust Capital Securities") as Tier 1 capital. While these Trust Capital Securities are classified as long-term debt on the Consolidated Balance Sheet (see Note 12 to the Financial Statements for further description of these securities), CoreStates utilizes these Trust Capital Securities in managing its total capital mix. CoreStates' principal bank subsidiary issued $300 million of these securities in 1996 and $450 million in 1997. This type of security issuance provides CoreStates more flexibility in managing its capital.

     At December 31, 1997, management believes that CoreStates exceeds all capital adequacy requirements to which it is subject. The following table illustrates CoreStates' risk-based and leverage capital ratios compared to regulatory guidelines at December 31, 1997 and 1996:

Risk-based and Leverage Capital Ratios
--------------------------------------
At December 31,
--------------

                                                   Regulatory Guidelines
                                                 ------------------------
                                                                 Well-
                             1997      1996      Minimum      Capitalized
                             ----      ----      -------      -----------
Tier 1 capital ratio.......   8.5%      9.4%        4.0%           6.0%
Total capital ratio........  12.0      13.2         8.0           10.0
Tier 1 leverage ratio......   8.0       8.5         3.0            5.0

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued


RISK MANAGEMENT

     Risk management at CoreStates encompasses the oversight of a broad range of risks undertaken by CoreStates including credit, market (including interest rate, trading and liquidity risks), product, human capital, compliance, operations, systems, technology and general business risk. CoreStates' ongoing refinement of its risk management practices takes place within the framework of a corporate risk management program. The objective of the program is a continued strengthening of CoreStates' risk management culture and its policies, processes and controls for managing risk on an integrated basis throughout the company. The following sections, "CREDIT QUALITY" and "MARKET RISK", discuss two components of risk management.


CREDIT QUALITY

Credit Risk Management

     The management of credit risk at CoreStates relies on maintaining a diversified loan portfolio, limiting exposures to any given borrower, industry or market segment, and on upholding a well-established credit culture. Early identification and communication of deterioration/problems in the portfolio, early recognition of non-performing assets and charge-offs, maintaining reserves that are strong, and a credit advisory team process that provides all lenders in both wholesale and consumer businesses access to the most senior and experienced credit officers in the organization, are key components of this credit culture. In addition, CoreStates has established a wide range of specialized lending areas staffed with industry experts and experienced lending resources. Underlying this credit culture is a tradition of extensive and ongoing credit training and comprehensive and well-communicated policies and procedures. Further, while CoreStates maintains a successful process of managing individual credits, it continues to place a greater emphasis on portfolio management issues.

     The maintenance of CoreStates' credit quality standards is supported by a comprehensive and independent assessment of credit quality and portfolio management by a Credit Review department, which reports to the Audit Committee of the Board of Directors.

Loan Portfolio

     CoreStates' loan portfolio totaled $34.8 billion at December 31, 1997, a 7.7% increase from $32.3 billion at December 31, 1996. At year-end 1997, the portfolio is comprised of $26.1 billion or 75% wholesale loans and $8.7 billion or 25% consumer loans, compared to $23.0 billion or 71% wholesale loans and $9.3 billion or 29% consumer loans at December 31, 1996.

     The $34.8 billion in total loans at December 31, 1997 was subsequent to loan sales of approximately $890 million in 1997 and $450 million of credit card outstandings transferred to loans held for sale. These loan sales included $550 million of residential mortgages, $190 million of home equity loan securitizations and $150 million of student loans. The loan sales are discussed in the Consumer Lending Portfolio sections which follow.

Wholesale Loan Portfolio

     CoreStates has traditionally maintained limits on industry, country and borrower concentrations as a way to diversify and manage credit risk. CoreStates manages industry concentrations by applying limits to a family of industries that have common risk characteristics. CoreStates' top industry concentrations are reflected in the following chart, "Wholesale Loans by Industry". The chart reflects favorable performance as measured by the percentage of outstandings which are non-performing, with the exception of Healthcare which was impacted by the addition of one significant loan to non-performing status.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued

Wholesale Loans by Industry
At December 31, 1997
(in millions)


                                                                                   % of
                                                           Loans                Outstandings
                                                        Outstanding            non-performing
                                                        -----------            --------------
Completed Real Estate Projects (a).............           $1,779.7                 1.3%
Depository Institutions........................            1,568.3                   -
Communications.................................            1,459.0                 0.1
Non-bank Finance (b)...........................            1,311.2                 0.6
Retail Trade...................................            1,176.1                 0.5
Healthcare.....................................            1,005.5                 7.5
Automobile Dealers.............................              875.3                 0.1
Agri-Finance...................................              681.2                 1.2
Real Estate Construction.......................              651.1                 0.5
Chemicals and Allied Products..................              636.0                 0.2
Trucking and Auto Leasing......................              620.4                   -
Apparel Manufacturing..........................              418.8                 0.2
Paper Manufacturing............................              364.6                   -

------------
(a) Consists of loans on commercial real estate to investors on completed properties.
(b) Includes insurance, mortgage, mutual funds and finance companies.

     The following highlights two portfolios: the Congress Financial Corporation ("Congress Financial") portfolio, due to its growth opportunities and significant contribution to CoreStates' performance; and the international financial institutions portfolio, as this is a significantly expanded business.

     Congress Financial - Congress Financial's loan portfolio is comprised of
     ------------------
factoring and asset-based lending relationships generated through its offices in major cities in the United States and its growth in business in Canada. Despite considerable competitive pressure with regard to pricing and structure, the asset-based loan portfolio at December 31, 1997 grew 5% over 1996. With a look toward globalizing the asset-based lending function, Congress launched an asset-based operation in the United Kingdom with the purchase of Burdale Financial LTD in February 1997. Congress Financial's expertise with the syndication of large, multifaceted transactions also contributed significantly to loan growth. In spite of extreme competition, the volume in the factoring portfolio at December 31, 1997 grew 11% over 1996.

     Credit quality for both the factoring and asset-based lending portfolios, as reflected in the strong historical trends noted in the following table, continued to be consistent with Congress Financial's lending philosophy.

Congress Financial Portfolio
----------------------------
At December 31,
--------------
(in millions)

                                                  1997               1996
                                                --------           --------
Asset-based lending portfolio:
   Loans.............................           $2,373.1           $2,269.8
   Non-performing....................                3.8               12.2
    % of loans ......................                0.2%               0.5%
   Net charge-offs                              $    9.8            $   5.5
    % of average loans                               0.3%               0.2%
Factoring receivables (a)............           $  454.9            $ 411.3

------------
(a) There were no non-performing factoring receivables at December 31, 1997 and 1996.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued

     International Financial Institutions - CoreStates' International Financial
     ------------------------------------
Institutions business serves a portfolio of over 1,300 international relationships in 78 countries. In the correspondent banking business, CoreStates continues to focus on global multi-currency payment flows and on global trade collections and disbursements. In addition to facilitating the short term, trade related businesses of correspondents, CoreStates also provides treasury support, foreign exchange and, in selected cases, medium-term financing. CoreStates is one of the most active banks in the United States in working with correspondents to facilitate their access to Eximbank financing, particularly for small and medium-sized transactions.

     The portfolio's growth in 1997 in various geographic areas, as well as in certain product categories, is primarily attributable to generally improved political and economic conditions worldwide, which have encouraged international financial institutions to expand their activities and portfolios. However, following the start of the Asian turmoil, CoreStates has prudently shortened maturities, changed its product mix from non-trade to trade, and reduced outstandings where appropriate.

     Apart from limits on exposures to individual banks and countries, which are extended after thorough analysis and on-site visits, CoreStates manages its international portfolio through concentration limits for certain industries, tenors, and risk-rated assets which are determined through a stringent credit approval and monitoring process.

     International Financial Institutions' exposure consists of deposit placements, bankers' acceptances, letters of credit and loans outstanding. Total exposure at December 31, 1997 of $5.7 billion represented a $1.1 billion or 21% increase above $4.6 billion at year-end 1996. For both 1997 and 1996, approximately 50% of the total exposures were deposit placements. Non-trade exposures in 1997 approximated 13% of total exposure. Exposure in the International Financial Institutions portfolio at December 31, 1997 and 1996 was distributed geographically as follows:

International Financial Institutions Portfolio
----------------------------------------------
At December 31,
--------------
(in millions)

                                      1997                        1996
                               --------------------        -------------------
                                Total          % of         Total         % of
                               Exposure       Total        Exposure      Total
                               --------       -----        --------      -----
Europe/Africa...........       $ 2,165           38%       $ 1,751          38%
Asia....................         1,923           34          1,801          39
Americas................         1,610           28          1,030          23
                                 -----           --          -----          --

    Total exposure......        $5,698          100%       $ 4,582         100%
                                ======          ===        =======         ===

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued

     Real Estate Loans - Real estate loans of $8,851.0 at December 31, 1997
     -----------------
includes both wholesale and consumer loans. An analysis of CoreStates' real estate portfolios is provided below.

       The regional market in which CoreStates operates has remained stable for both the residential and commercial segments, with active competition in all markets. Total real estate loans outstanding of $8,851.0 million at December 31, 1997, compared to $9,169.9 million at December 31, 1996. The decline from year-end 1996 was the result of loan repayments and the impact of $740 million in residential mortgage loan sales and home equity loan securitizations.

      The construction and development loan portfolio was $651.1 million or 1.9% of total loans at December 31, 1997. At December 31, 1997, 0.5% of CoreStates' construction and development loan portfolio was non-performing, compared to 1.0% at December 31, 1996.

     Within real estate loans are residential mortgages, which include home equity loans of $1,772.4 million, one-to-four family mortgages of $1,842.5 million, and multi-family residential mortgages of $300.8 million. Total residential mortgages were $3,915.7 million or 11.2% of total loans at December 31, 1997. Residential mortgage loan quality remained consistent as measured against 1996's performance.

     CoreStates' commercial real estate portfolio includes both completed property investor loans and loans collateralized by owner-occupied real estate. The commercial real estate portfolio totaled $4,284.2 million or 12.3% of total loans at December 31, 1997. The percentage of non-performing commercial real estate loans to year-end commercial real estate loans declined from 1.7% at December 31, 1996 to 1.3% at December 31, 1997. Net charge-offs for the commercial real estate portfolio totaled only $3.3 million for 1997. CoreStates continues to place an emphasis on loan quality in the commercial real estate portfolio. The non-performing loans and net charge-offs did not include any significant individual borrower exposure. The commercial real estate portfolio continues to exhibit diversity by product type.

Real Estate Loans
-----------------
At December 31,
--------------
(in millions)

                                         Construction/
                                          Development               Residential             Commercial (a)                Total
                                         ------------               -----------             -------------             -----------
1997
---
Year-end outstandings................       $651.1                    $3,915.7                $4,284.2                 $8,851.0
Average loans outstanding............        600.2                     4,325.5                 4,362.7                  9,288.4
Non-performing loans.................          3.2                        47.2                    55.8                    106.2
  % of year-end loans................          0.5%                        1.2%                    1.3%                     1.2%
Net charge-offs......................       $  1.3                    $    8.9                $    3.3                 $   13.5
  % of average loans.................          0.2%                        0.2%                    0.1%                     0.1%

1996
----
Year-end outstandings................       $554.9                    $4,073.3                $4,541.7                $ 9,169.9
Average loans outstanding............        589.0                     5,203.8                 4,300.9                 10,093.7
Non-performing loans.................          5.6                        41.2                    77.3                    124.1
  % of year-end loans................          1.0%                        1.0%                    1.7%                     1.4%
Net charge-offs......................       $ (0.1)                   $   21.1                  $ 15.6                $    36.6
  % of average loans.................            -                         0.4%                    0.4%                     0.4%

------------
(a) Includes loans on completed properties to investors and commercial loans secured by owner-occupied real estate.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued

Consumer Lending Portfolio

     Consumer Lending Portfolio (excluding credit card) - This portfolio
     -------------------------------------------------
declined $202 million or 2.6% from year-end 1996. Excluding sales of $890 million of consumer loans, principally residential mortgages, home equity loans and student loans, this portfolio experienced modest growth in 1997. Residential mortgages and home equity loans are sold on a recurring basis primarily for asset and liability management purposes.

     Net loan charge-offs as a percentage of the average portfolio outstandings increased from 63 basis points in 1996 to 76 basis points in 1997. While loan charge-offs in this portfolio have increased, CoreStates continues to operate within a framework of strong credit policies and maintains the ability to identify and mitigate risk factors in these retail loan products.

Consumer Lending Portfolio (Excluding Credit Card)
-------------------------------------------------
At December 31,
---------------
(in millions)

                                                        1997          1996
                                                      --------     ---------
Year-end outstandings:
    Home equity (a)..............................     $1,772.4      $1,760.0
    Indirect installment.........................      1,994.0       2,088.4
      Residential first mortgages (a)............      1,842.5       1,994.8
    Direct installment...........................        979.7         939.5
    Auto leasing.................................        880.3         888.4
                                                      --------      --------
     Total.......................................     $7,468.9      $7,671.1
                                                      ========      ========
Average loans outstanding........................     $7,958.1      $8,773.7
Net charge-offs..................................        $60.2         $55.1
    % of average loans...........................         0.76%         0.63%

(a) These loans have also been included in the "Real Estate Loans" discussion.

     Credit Card Portfolio - Credit card outstandings decreased $469 million, or
     ---------------------
28% from $1,674.9 million at 1996 year end to $1,205.9 million at 1997 year end. In the fourth quarter of 1997, management decided to sell approximately $450 million of credit card outstandings. As a result, a $102 million writedown to net realizable value was recorded, and the loans were reclassified to loans held for sale. The credit card portfolio was also impacted in 1997 and 1996 by the significant amount of personal bankruptcies experienced nationwide and industry-wide. Net charge-offs have increased, which is consistent with industry averages, to 6.4% of average loans. In the second quarter of 1996, $5.8 million of credit card loans were charged off as the result of a change in policy to charge off delinquent credit card loans at 150 days past due, instead of at 180 days past due.

     Credit card outstandings past due 90 days or more as to payment of principal or interest were $13 million and $22 million at December 31, 1997 and 1996, respectively.

Credit Card Portfolio
---------------------
At December 31,
--------------
(in millions)

                                                    1997               1996
                                                  --------           --------
Year-end outstandings...................          $1,205.9           $1,674.9
Average loans outstanding...............           1,675.0            1,556.0
Net charge-offs.........................             107.7(a)            82.9
    % of average loans..................               6.4%               5.3%

(a) Excludes the $102 million writedown on credit cards held for sale.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued

Allowance for Loan Losses

     In CoreStates' methodology for determining appropriate levels of allowance for loan losses ("the Allowance"), each subsidiary which extends credit maintains an allowance sufficient to absorb the anticipated loss inherent in its credit portfolio. Factors included in management's determination of an adequate level of Allowance are a statistical analysis of historical loss levels throughout an economic cycle and one year of projected charge-offs, establishing a minimum level below which the Allowance is considered inadequate and a maximum level above which is considered inappropriate. A quarterly evaluation of loss potential on specific credits, products, industries, and portfolios, as well as indicators for loan growth, the economic environment and concentrations, assist in validating the position of the Allowance within those boundaries. Management's evaluation of the adequacy of the Allowance is independently tested by Credit Review. Prompt recognition of problem situations and prompt write-downs of these assets to net realizable value is an important source of protection against problems in the portfolio.

     At year-end 1997 the Allowance totaled $634.4 million and represented 1.82% of loans. This compares with an Allowance at year-end 1996 of $710.3 million, or 2.20% of loans. The Allowance at year-end 1997 was 249.9% of non-performing loans, a decline from the year-end 1996 coverage ratio of 321.7% and a reflection of the lower balance in the Allowance at December 31, 1997 resulting from loan charge-offs, the $102 million writedown of credit card loans held for sale and the increase in non-performing loans at December 31, 1997.

     Provision for Losses on Loans - CoreStates' provision for loan losses in
     -----------------------------
1997 was $263.0 million, an increase of $34.2 million over 1996. The increase in the 1997 provision for losses on loans was made in response to loan growth and higher charge-offs on credit card outstandings, installment loans and commercial loans. Net charge-offs on credit cards increased to $107.7 million, excluding the $102 million writedown of credit card loans held for sale, or 6.43% of average outstandings in 1997, from $82.9 million or 5.33% of average outstandings in 1996. Net charge-offs on installment loans increased to $49.1 million, or 1.54% of average outstandings in 1997, from $33.8 million, or 1.13% in 1996. Net charge-offs on commercial loans increased to $56.0 million, or 0.36% of average outstandings in 1997, from $27.4 million or 0.20% in 1996. Total net loan charge-offs in 1997 were $236.9 million or 0.69% of average loans. Net charge-offs in 1996 were $188.7 million or 0.59% of average loans.

     In the fourth quarter of 1997, CoreStates recorded a $70.0 million ($44.9 million after-tax, or $0.22 per share) special provision for losses on loans primarily related to management's decision to sell approximately $450 million of credit card outstandings. As a result, CoreStates wrote down the credit card balance by $102 million, and reclassified the net $348 million of loans to loans held for sale.

     As a result of the acquisition of Meridian in 1996, CoreStates recorded a $70.0 million provision for losses on loans in connection with a change in strategy related to Meridian's problem assets, and to conform Meridian's consumer lending charge-off policies to those of CoreStates. Historically for CoreStates, a strategy that involves the accelerated resolution of problem assets has been more economical than a long-term work out approach. It has been CoreStates' general experience that the costs of working out assets as well as other carrying costs typically outweigh any improvement in those assets' realized value. It is CoreStates' judgment that such a change in strategy maximizes the total value of an acquisition and allows CoreStates to concentrate upon new franchise initiatives and revenue generation. Furthermore, the process of working out problem assets diverts resources and management time and attention from building the business and creating long-term franchise value.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued

     The following table reflects the distribution of 1997 and 1996 net charge-offs by loan type:

Distribution of Net Charge-Offs
-------------------------------
For the Years Ended December 31,
-------------------------------
(in millions)

                                                            1997                                  1996
                                            ------------------------------------   ----------------------------------
                                                                          % of                                   % of
                                                                          Total                                 Total
                                               Net          % of           net         Net         % of          net
                                             charge-       Average       charge-     charge-     Average       charge-
Loan type                                      offs       loan type        offs        offs     loan type        offs
---------                                   ----------    ---------    ---------    --------    ---------     --------
Domestic:
  Commercial
    and industrial....................      $ 57.3           0.38%         24.2%      $27.4          0.20%      14.5%
  Real estate:
    Construction......................         1.3           0.22           0.5        (0.1)            -          -
    Other.............................        12.3           0.14           5.2        36.7          0.39       19.4
  Consumer:
    Credit card.......................       107.7(b)        6.43          45.5        82.9          5.33       43.9
    Installment.......................        49.1           1.54          20.7        33.8          1.13       17.9
  Other (a)...........................         9.2           0.43           3.9        10.1          0.50        5.4
                                            ------                        -----       -----                    -----
      Total domestic..................       236.9           0.74         100.0       190.8          0.62      101.1
 Foreign..............................           -              -             -        (2.1)        (0.15)      (1.1)
                                            ------                        -----       -----                    -----
     Total net charge-offs............      $236.9           0.69         100.0%     $188.7          0.59      100.0%
                                            ======                        =====       =====                    =====

-----------
(a) Includes loans to financial institutions and lease financing.
(b) Excludes the $102 million writedown of credit card loans held for sale.


Non-Performing Assets

     Non-performing assets at year-end 1997 were $268.3 million, or 0.77% of total loans plus other real estate owned ("OREO") and 0.55% of total assets. These levels compared to total non-performing assets at year-end 1996 of $245.0 million, or 0.76% of total loans plus OREO and 0.54% of total assets. The $23.3 million, or 9.5%, increase in total non-performing assets as compared to year-end 1996 was principally due to an increase of $37.3 million, or 40.3%, in non-performing commercial loans. The increase in commercial non-performing loans was primarily due to the addition of a single large credit to non-accrual status during 1997. Non-performing real estate assets at December 31, 1997 decreased $27.8 million, or 18.7% from the prior year end. At year-end 1997, total non-performing assets were comprised of $254.0 million of non-accrual loans and $14.3 million of OREO.

     Non-performing assets at year-end 1996 declined $23.3 million, or 8.7%, as compared to year-end 1995. The 1996 decline reflected decreases of $41.7 million, or 21.9%, in the real estate portfolio. Most of the decline in non-performing assets was attributable to collections, and bulk sales of non-performing residential mortgages. Non-performing loans in the commercial loan portfolio at year-end 1996 increased $19.9 million, or 27.4%, from year-end 1995, primarily due to the addition of two large credits to non-accrual loans during 1996.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued

     The following table illustrates the components of the changes in non-performing assets during 1997, 1996 and 1995:

Changes in Non-Performing Assets
--------------------------------
For the Years Ended December 31,
--------------------------------
(in millions)

                                       1997          1996        1995
                                      ------       -------      ------
Balance at January 1,..........        $245           $268        $441

Additions......................         335            287         274
Return to accrual..............          (8)           (18)        (30)
Payments.......................        (194)          (184)       (299)
Charge-offs....................        (110)          (108)       (118)
                                       ----           ----        ----
Net change.....................          23            (23)       (173)
                                       ----           ----        ----

Balance at December 31,........        $268           $245        $268
                                       ====           ====        ====

     The following table reflects the distribution of non-performing assets by loan type at December 31, 1997 and 1996:

Distribution of Non-Performing Assets
-------------------------------------
At December 31,
---------------
(in millions)

                                                               1997                                    1996
                                                ----------------------------------      -----------------------------------
                                                               % of        % Total                      % of       % Total
                                                   Non-        Loan         non-            Non-        Loan         non-
Loan type                                       performing     type      performing      performing     type      performing
---------                                       ----------    -------    ----------      ----------    -------    ----------
Domestic:
  Commercial and industrial..............        $129.9          0.79%       48.4%         $92.6          0.65%       37.8%
  Real estate:
    Construction..........................          3.2          0.50         1.2            5.6          1.00         2.3
    Other loans...........................        103.0          1.26        38.4          118.5          1.29        48.4
    OREO..................................         14.3             -         5.3           24.2             -         9.9
  Other domestic loans (a)................         17.8          0.61         6.7            4.1          0.17         1.6
                                                 ------                     -----         ------                     -----
    Total domestic........................        268.2          0.83       100.0          245.0          0.79       100.0
 Foreign loans............................          0.1             -           -              -             -           -
                                                 ------                     -----         ------                     -----
    Total non-performing assets (b) (c)...       $268.3          0.77       100.0%        $245.0          0.76       100.0%
                                                 ======                     =====         ======                     =====
    % of total assets.....................         0.55%                                    0.54%
                                                   ====                                     ====

----------
(a) Includes loans to financial institutions and lease financing.
(b) The table does not include assets of $94 million and $113 million at December 31, 1997 and 1996, respectively, that are past due 90 days or more as to principal or interest.
(c) At December 31, 1997 and 1996, there were no non-performing consumer loans. Non-performing residential mortgage loans are included in other real estate loans in the above table.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued


MARKET RISK

     Market risk is a potential loss of earnings and/or equity due to a change in interest rates, prices or foreign exchange rates. It includes traditional asset/liability management issues of interest rate risk and liquidity as well as trading activities. CoreStates' policy is to manage its businesses in a manner that constrains market risk to modest levels and stresses appropriate returns for risks taken. Interest rate sensitivity management of the balance sheet focuses on stable spreads throughout rate cycles while trading businesses emphasize product origination and distribution over proprietary trading positions.

     Market risk is measured in terms of its impact on earnings over the short term as well as its long term effects. For non-trading positions, near term market risk includes potential income changes within the next twelve months while longer term measures include the change in present value for a given change in rates. Trading risks are included in both measures and represent the potential change in market value over a 7 day holding period based on historical rate and price changes for similar instruments. Near and long term consolidated market risk limits are 4% and 10%, respectively, of Tier I Capital. Those limits include both trading and non-trading activities. Within those consolidated policy limits, additional sublimits are used to control specific types of risk such as market sectors or optionality. The specifics of the risk measures applied to non-trading interest rate risks are described in the interest rate risk section below. At CoreStates, trading activities are customer driven and position taking is not material. Market risk from trading activities was $8 million on December 31, 1997.

Asset and Liability Management

     Asset and liability management is the process of directing and coordinating activities that effectively control liquidity and interest rate risk. CoreStates' philosophy includes a disciplined approach to asset and liability management which calls for minimizing interest rate risk, maintaining a strong balance sheet and a focus on achieving appropriate product spreads. This disciplined approach contributes to the stability and strength of CoreStates' net interest margin. CoreStates' asset and liability management is centralized and individual subsidiaries are managed within the context of overall corporate policies.

    CoreStates' management emphasizes stable net interest income throughout rate cycles, with the result that intermediate and longer term considerations take precedence over short-term profitability. This commitment is evidenced by the consistency of CoreStates' net interest margin over time. During the past five years, a period of significant changes in economic conditions, competition and interest rates, CoreStates' net interest margin has remained consistently above industry averages as illustrated in the chart "Net Interest Margin".

Net Interest Margin
-------------------
Five Year Comparison
--------------------
(in percent)

                                         Net Interest Margin
                                  ----------------------------------
                                                    KBW Peer Group 1
                                  CoreStates          Composite *
                                  ----------        ----------------
1997                                 5.22%                 4.25%
1996                                 5.53                  4.37
1995                                 5.47                  4.42
1994                                 5.33                  4.42
1993                                 5.27                  4.61

    * The KBW Peer Group 1 Composite is comprised of 32 U. S. banking companies having assets in excess of $25 billion.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

MARKET RISK - continued

    CoreStates' net interest margin reflects relationship business activities rather than interest rate risk taking. The strength of CoreStates' net interest margin comes from the combination of healthy spreads on both loans and deposits and a balance sheet which has a relatively high portion of loans and a large base of non-interest bearing funds. Areas of business such as credit card, middle market lending, specialized lending and commercial finance at Congress Financial produce attractive lending spreads. CoreStates' cash management business provides a significant source of non-interest bearing funds, while the retail franchise includes a substantial base of low cost funding. Emphasis on profitable relationship business is supported by CoreStates' management practices. CoreStates uses a matched maturity funds transfer pricing system which focuses business managers on profitability, appropriate compensation for embedded risks and overall pricing discipline. In addition to providing a pricing tool, transfer pricing supports performance measurement and analysis of net interest margin components.

Interest Rate Risk Management

     Non-trading interest rate risk refers to potential changes in current and future net interest income resulting from changes in interest rates, product spreads and mismatches in the repricing between interest rate sensitive assets and liabilities. At CoreStates, measurement of near term interest rate risk focuses on potential changes in net interest income identified through computer simulations against both rising and falling interest rates. Longer term repricing risks are measured using potential changes in the present value of future income streams inherent in current positions. While present value sensitivity is used to measure risk in longer time periods, gap analysis is used to manage strategy execution.

     All measurements of interest rate risk include the impact of off-balance sheet activities. Under CoreStates' policy, rate changes of at least 200 basis points in either direction over a six-month period are simulated with rate related negative net interest income volatility over a twelve-month horizon subject to the consolidated near term market risk limit of 4% of Tier 1 Capital. Changes are measured relative to a base forecast in which rates remain constant at current levels. Based on historical data, 95% of the time rates have moved less than 200 basis points over a six-month period. Included in these simulations are all contractual repricing risks, the impact of prepayments in the loan and securities portfolios, potential spread and volume changes on consumer deposits and fluctuations in the value of non-interest bearing funding sources. Potential changes in the spread between the prime rate and financial market rates are monitored, and when changes are believed to be interest rate related, are subject to the interest rate risk policy guidelines. CoreStates believes that the prime spread is more a function of credit conditions than interest rate changes. Estimated changes in the present value of future income streams are based on a 200 basis point parallel shift of the yield curve and negative changes are measured against the aggregate market risk limit of 10% of Tier 1 Capital.

     As a matter of practice, positions are generally managed to produce significantly lower volatility than policy guidelines would permit. Current net interest income simulations using a 200 basis point change in short-term interest rates show that CoreStates' net interest income over the next twelve months would decline $35 million versus what income would have been had rates remained stable. That level is representative of simulations performed throughout the last twelve months. Recognizing that the simulation process is based on a variety of assumptions, management reviews results by category of risk as well as by product and tests the sensitivity of the results to key assumptions. Present value changes are also managed well within policy guidelines and represented $132 million, which is less than 5% of Tier 1 Capital, at year-end.

     There are two main elements to CoreStates' exposure to interest rate risk. The first is the broad mismatch between the rate sensitivity of the assets and liabilities in its core businesses, and the second is the spread risk between the rates on those products and financial market rates. Option risk, such as prepayment risk on consumer lending products, has increased in recent years.

     CoreStates' core wholesale and retail businesses generate a large portfolio of prime and other short-term rate related assets. Characteristic of a regional banking company, CoreStates also has a significant funding base of consumer deposits with indefinite maturities and non-contractual rates such as savings, NOW and money market accounts. The repricing characteristics of those deposits tend to be longer term; traditionally, pricing has been relatively stable for long periods and pricing changes lag changes in financial market rates. While this mix of relationship assets and liabilities provides excellent liquidity, it results in considerable interest rate risk. This inherent mismatch (the "relationship gap") of longer term fixed-rate liabilities funding short-term rate sensitive assets generates significant exposure to declining interest rates if not managed.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

MARKET RISK - continued

       CoreStates manages this relationship gap through the use of both on and off-balance sheet discretionary assets and liabilities. The typical offsetting position is created by purchasing fixed-rate investment securities funded by short-term liabilities, or by entering into interest rate swaps in which CoreStates receives a fixed-rate and pays a variable rate. The following excerpts from the Interest Sensitivity Analysis shown on page 96 demonstrates the basic mismatch of the relationship portfolios and the offsetting discretionary position. In keeping with CoreStates' interest rate risk discipline, the combined position is relatively balanced so that there is minimal impact on earnings from an interest rate move in either direction.


Selected Interest Sensitivity Balances
--------------------------------------
At December 31, 1997
--------------------
(in millions)

                                                 Months                            Years
                                    ------------------------------    ------------------------------
                                        0-3        4-6       7-12        1-2         2-5      over 5      Total
                                    --------     --------   -------   --------    --------    ------     -------
Relationship Portfolios:
Total loans....................      $23,481      $1,819    $ 2,037   $  2,685    $  3,807    $  985     $34,814
Total consumer deposits, net
   non-interest funding........        9,919       2,471      2,655      3,501       4,797     5,825      29,168
Adjustments....................          652        (967)      (693)    (1,015)     (2,951)    4,974           -
                                    --------      ------    -------   --------    --------    ------     -------
  Relationship gap.............       14,214      (1,619)    (1,311)    (1,831)     (3,941)      134       5,646
                                    --------      ------    -------   --------    --------    ------     -------
Discretionary Portfolios:
Assets.........................        5,341       1,825      1,638      2,291       4,612     1,102      16,809
Liabilities....................       20,021         107        188        420         597     1,122      22,455
                                    --------      ------    -------   --------    --------    ------     -------
  Discretionary gap............      (14,680)      1,718      1,450      1,871       4,015       (20)     (5,646)
                                     -------      ------    -------   --------    --------    ------     -------
  Combined gap.................      $  (466)     $   99    $   139   $     40    $     74    $  114     $     -
                                     =======      ======    =======   ========    ========    ======     =======
  Cumulative gap...............      $  (466)     $ (367)   $  (228)  $   (188)   $   (114)   $    -     $     -
                                     =======      ======    =======   ========    ========    ======     =======

     The second major element of CoreStates' interest rate risk is the spread risk between product rates and financial market rates. These spreads are a function of competitive and other factors as well as interest rate levels. CoreStates simulates the behavior of individual products under various rate scenarios to determine an appropriate investment or funding strategy to provide a stable spread.

     Consumer deposit spreads are a key element of net interest income. There was significant shifting across bank deposit products in 1997 as well as deposit runoff. As consumer investment alternatives continue to grow in number and customers demonstrate greater willingness to use alternative products, it is increasingly difficult to model future balances and spreads. Simulations incorporate pricing and volume assumptions including runoff and shifting across products for various rate changes. Those assumptions are developed in conjunction with the business managers, and while management believes its simulation assumptions are realistic, it recognizes this as an area of potential volatility. It should be noted that these products are also influenced by the changing nature of the consumer product line and the positioning of these products within that line.

     The spread between the prime rate and short-term market rates, such as LIBOR, is also an important component of net interest income. CoreStates uses a blend of short-term maturities to fund prime related assets which should help preserve a stable spread provided that spread relationships in the financial market, such as Prime/LIBOR, remain stable. While the risk of a narrowing of the prime spread is not unique to CoreStates, a contraction in that spread would reduce net interest income. At December 31, 1997, CoreStates has approximately $9.1 billion in loans subject to changes in the prime rate.

     While it is not a significant exposure, option risk has increased in the last few years. The primary source of option risk in CoreStates' balance sheet is prepayment risk in residential mortgages, home equity and other consumer lending products and, to a lesser extent, loans to commercial customers and investment securities. CoreStates mitigates most of this risk through sales and securitizations. Risks that are retained are managed with a combination of caps, floors and other derivative instruments. The second type of option risk is from caps and floors embedded in loan and deposit products. CoreStates offsets those risks with purchases of similar caps and floors.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

MARKET RISK - continued

     Off-balance Sheet Instruments and Derivative Activities - CoreStates uses off-balance sheet derivative instruments primarily to manage CoreStates' interest rate risk. CoreStates believes that interest rate risk management must be coordinated with the management of liquidity and capital. Therefore, CoreStates uses off-balance sheet instruments to modify its rate sensitivity and consequently, avoids the unnecessary leverage and liquidity impairment which would result from on-balance sheet alternatives. CoreStates also uses interest rate contracts to provide risk management services for its customers and to hedge the interest rate risk in its trading positions.

     Credit risk exists in a derivative transaction to the extent that there is a favorable move in interest rates and the counterparty fails to perform. The current credit exposure in a derivative transaction is the estimated cost to replace the transaction at current market rates, while potential exposure is the estimated cost to replace the transaction at future interest rates. CoreStates monitors both the current and potential risk. CoreStates evaluates the credit worthiness of all off-balance sheet counterparties using the same standards applied in any other loan or credit transaction. In addition, CoreStates uses collateral agreements to manage credit risk in its derivatives portfolio. Under those agreements, collateral is transferred between counterparties when exposure exceeds an agreed upon threshold. Collateral agreements and thresholds are determined based on the quality of individual counterparties. As of December 31, 1997, the current cost to replace CoreStates' derivatives portfolio was $253 million. This assumes that only counterparties for whom it would be favorable to default would do so.

     Interest Rate Risk Related Derivative Activities - CoreStates' use of derivatives for interest rate risk management falls into three categories: interest sensitivity adjustments, spread protection and the hedging of anticipated asset sales. The following schedule reflects by interest rate risk management category, the outstanding derivative positions as of December 31, 1997, the major balance sheet category to which they relate, and the associated unrealized gains/losses:

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

MARKET RISK - continued

Outstanding Interest Rate Risk Related Derivatives
--------------------------------------------------
At December 31, 1997
--------------------
(in millions)

                                                 Interest   Interest    Interest
                                                   rate       rate      rate caps      Other
                                                  swaps     futures    and floors   derivatives    Total
                                                 -------    -------    ----------   -----------   -------
Interest Sensitivity Adjustment:
     Assets (primarily loans):
             Notional amount...............      $ 4,668     $1,089      $     7                  $   5,764
             Unrealized gains..............           80          -            -                         80
             Unrealized losses.............           (6)         -            -                         (6)
     Deposits and other borrowings:
             Notional amount...............        2,829                     824         $ 50         3,703
             Unrealized gains..............           24                       6            -            30
             Unrealized losses.............           (6)                      -            -            (6)
     Long-term debt:
             Notional amount...............        1,381                                  150         1,531
             Unrealized gains..............           33                                    1            34
             Unrealized losses.............           (7)                                   -            (7)
Spread Protection:
     Assets (primarily loans):
             Notional amount...............           76                     492                        568
             Unrealized gains..............            1                       2                          3
             Unrealized losses.............            -                       -                          -
     Deposits and other borrowings:
             Notional amount...............                                   86                         86
             Unrealized gains..............                                    -                          -
             Unrealized losses.............                                    -                          -
Anticipated Asset Sales:
             Notional amount...............                                                51            51
             Unrealized gains..............                                                 -             -
             Unrealized losses.............                                                 -             -
Total:
                Notional amount............      $ 8,954    $ 1,089      $ 1,409       $  251      $ 11,703
                                                 =======    =======       ======       ======      ========
                Unrealized gains...........      $   138    $     -      $     8       $    1      $    147
                                                 =======    =======      =======       ======      ========
                Unrealized losses..........      $   (19)   $     -      $     -       $    -      $    (19)
                                                 =======    =======      =======       ======      ========
                Net unrealized gains.......      $   119    $     -      $     8       $    1      $   $128
                                                 =======    =======      =======       ======      ========

     Although the value of the various derivative instruments will change with interest rates, CoreStates does not consider changes in individual portfolio values to be significant given that the portfolios are used to offset specific risks. As of December 31, 1997, CoreStates' use of off-balance sheet derivative instruments which carry a leveraged exposure to either rising or falling rates or have other complex features is not material.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

MARKET RISK - continued

     Interest sensitivity adjustments account for the majority of CoreStates' derivative activities. CoreStates has a naturally asset sensitive balance sheet as a result of its basic loan and deposit businesses. Commercial and consumer loan activities tend to have short-term repricing characteristics versus the longer term repricing nature of CoreStates' funding sources. These relationship portfolios have a positive effect on earnings in a rising rate environment and a negative effect in a falling rate environment. Therefore, CoreStates uses fixed-rate assets or off-balance sheet instruments with characteristics similar to fixed rate assets to offset this risk. When off-balance sheet instruments are used, cash balances are invested in shorter time periods and interest rate swaps or other derivatives are used to "fix" the rate for longer terms similar to those of CoreStates' liabilities. The risks in certain products, particularly non-contractual deposits, are sometimes greater in one direction of rate change than the other. To the extent that marginal amounts of deposits need protection from falling rates but are likely to shift to higher rate instruments as interest rates rise, caps and/or floors are a more appropriate hedge. CoreStates has used interest rate floors in this manner to augment the risk protection provided by the swaps and futures portfolios. By using swaps, futures and options in this manner, leverage is reduced and liquidity is enhanced. If derivative instruments were not used, CoreStates would invest in longer term assets based on its disciplined interest rate risk management practice of strict matching of asset and liability terms. Therefore, the impact of derivatives on pre-tax income is confined to the spread between the derivative instrument and other instruments of similar terms. Management estimates that this spread is not material relative to pre-tax income.

     CoreStates also uses derivative instruments to protect spreads on certain balance sheet products. CoreStates' loan and securities portfolios include adjustable rate mortgages which carry interest rate caps limiting the amount of rate increase per year as well as over the life of the mortgage. As interest rates rise and funding costs increase, the spread on that portfolio will compress. At December 31, 1997, CoreStates holds $406 million of interest rate caps which offset that risk by limiting the potential increase in funding costs. CoreStates has issued retail certificates of deposits with floating rates which carry a guaranteed minimum rate. CoreStates has used caps and floors to offset that risk.

     For accounting purposes, the income effects of futures or swaps used to adjust interest sensitivity or to protect a product spread are associated with either the asset or the liability being managed. The amount recorded in net interest income related to derivative financial instruments was $63.2 million in 1997 and $75.5 million in 1996. The following table shows the impact of derivatives income on average interest rates:

Impact of Derivatives Income on Yields and Costs
------------------------------------------------
For the Year Ended
------------------
December 31,
------------
(in millions)

                                                      1997                                          1996
                                    --------------------------------------------   -----------------------------------------
                                              Reported                 Impact                Reported               Impact
                                    Average    Yield/     Product        of        Average    Yield/    Product       of
                                    Balance    Cost         Rate     Derivatives   Balance     Cost      Rate     Derivatives
                                    -------   --------    -------    -----------   -------   -------    -------   -----------
Earning Assets
Time deposits................       $ 2,800     5.76%      5.76%                   $ 2,163     5.68%      5.68%
Federal funds sold &
  trading account............           419     7.59       7.59                        444     5.98       5.98

Investment securities........         3,692     6.25       6.19         0.06%        4,662     6.22       6.15       0.07%
Loans........................        34,088     8.89       8.78         0.11        31,939     9.03       8.92       0.11
                                    -------                                        -------
Total Earning Assets.........       $40,999     8.42       8.33         0.09       $39,208     8.48       8.38       0.10
                                    =======                                        =======

Interest Bearing Funds
Savings, NOW, regular MMA....         7,951     1.07       1.27        (0.20)      $10,072     1.61       1.85      (0.24)
Premium MMA..................         5,156     3.92       3.92            -         3,515     3.87       3.87          -
Certificates.................         8,483     5.14       5.17        (0.03)        9,067     5.15       5.27      (0.12)
                                    -------                                        -------
   Total retail..............        21,590     3.35       3.44        (0.09)       22,654     3.39       3.54      (0.15)
                                    -------                                        -------

Commercial & foreign deposits         3,077     5.32       5.32            -         1,635     4.83       4.83          -
Federal funds purchased  &
   short-term borrowings.....         3,414     5.56       5.56            -         2,958     5.18       5.18          -
Long-term debt...............         3,683     6.50       6.64        (0.14)        2,536     6.38       6.53      (0.15)
                                    -------                                        -------
   Total wholesale...........        10,174     5.83       5.88        (0.05)        7,129     5.53       5.58      (0.05)
                                    -------                                        -------

Total Interest Bearing Funds.       $31,764     4.14       4.21        (0.07)      $29,783     3.88       4.01      (0.13)
                                    =======                                        =======

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued


MARKET RISK - continued

     It is important to note that derivatives usage, its impact on individual balance sheet items and fluctuations in fair value should be viewed in the context of overall risk management. As previously stated, if CoreStates did not use derivatives, it would adjust cash positions to create the same interest sensitivity position with approximately the same income results. However, if cash transactions were used, the income of those activities would not be carried as an income adjustment to other balance sheet products. Fluctuations in the impact of derivatives shown on the above table are a function of market conditions and do not indicate changes in risk positions.

     The third category of derivative activity is the hedging of anticipated asset sales. As fixed-rate assets are accumulated for future sale, CoreStates is exposed to a decline in sale price due to rising interest rates. Therefore, CoreStates will enter into an interest rate swap or a forward rate agreement which will increase in value if rates rise. The increased value on the derivative is used to offset the decline in value of the cash asset. Gains/losses on the derivative are deferred until the asset sale and recognized as part of the sale transaction. CoreStates securitizes and sells its longer term fixed-rate home equity loans and fixed-rate mortgages on a recurring basis. Home equity loans are held for several months prior to sale while sufficient volume for securitization is accumulated. Forward rate locks are used to hedge rate changes during that warehouse period. Options on mortgage-backed securities as well as both mandatory and optional forward sale commitments are used to hedge the mortgage pipeline.

     Interest rate swaps are agreements between two parties to exchange interest cash flows. Generally, one party receives a fixed rate and pays a variable rate, while the counterparty pays the fixed rate and receives the variable rate. As of December 31, 1997, the rates CoreStates has contracted to receive are fixed for longer time periods than the rates CoreStates has contracted to pay. Therefore, if interest rates fall, this portfolio will provide higher interest income, offsetting a decline in interest income in relationship portfolios; conversely if rates rise, the swap portfolio will produce less interest income which will be offset by increased interest income in the relationship portfolios. CoreStates also uses interest rate futures in a similar manner. While swaps are used in both short- and long-term maturities, futures are used primarily to extend the rate sensitivity of short-term assets to periods less than one year. CoreStates' use of financial futures is largely concentrated in Eurodollar and LIBOR contracts. CoreStates' use of interest rate futures is a function of the mix of maturities/resets on short-term lending portfolios, volumes and terms of short-term retail certificates and market funding sources and the availability and attractiveness of other short-term assets. These portfolios include significant volumes and the terms are subject to maturity shifts between one month and one year.

     The repricing schedule below summarizes the notional amount and associated interest rate of CoreStates' interest rate swaps categorized by whether CoreStates receives or pays the rate shown. The swaps are stratified by repricing date or maturity depending on whether the payments are floating or fixed, respectively. Floating rates included in the repricing schedule are based on the rates in effect on December 31, 1997.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

MARKET RISK - continued


Repricing Schedule of Interest Rate Swaps
-----------------------------------------
At December 31, 1997
--------------------
(in millions)


                                                                                Years
                                                 --------------------------------------------------------------------
                                                      0-1        1-2         2-3        3-4         4-5      over 5       Total
                                                 ----------  ----------  ---------   --------    -------    ---------    -------
Receive Fixed/Pay Floating:
         Receive    Notional................       $1,288     $1,527      $1,385      $1,630      $  768     $ 894       $7,492
                    Rate....................         6.34%      6.74%       6.42%       6.56%       6.38%     6.76%        6.54%
         Pay        Notional................       $7,492                                                                $7,492
                    Rate....................         6.03%                                                                 6.03%
Pay Fixed/Receive Floating:
         Pay        Notional................       $   14                 $   25                                         $   39
                    Rate....................         8.27%                  9.26%                                          8.91%
         Receive    Notional................       $   39                                                                $   39
                    Rate....................         6.00%                                                                 6.00%
Receive Floating/Pay Floating:
(Basis Swaps)
                    Notional................       $  963                                                                $  963
         Receive    Rate....................         5.91%                                                                 5.91%
         Pay        Rate....................         6.04%                                                                 6.04%
Receive Fixed/Pay Floating(a):
(Forward Start)
         Receive    Notional................                              $  150      $  189      $   75     $  46       $  460
                    Rate....................                                7.14%       6.52%       6.86%     7.00%        6.82%
         Start Date Notional................      $   150    $    310                                                    $  460

----------------------------------------
 (a) Pay rate will be determined on forward start date.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

MARKET RISK - continued


        The following schedule illustrates CoreStates' interest rate risk related derivative activity during 1997 and 1996:

Activity in Derivatives Products
--------------------------------
Years Ended December 31, 1997 and 1996
--------------------------------------
(in millions)

                                                                              Interest
                                                   Interest       Interest    rate caps
                                                     rate           rate         and          Other
Notional Amounts                                     swaps        futures       floors     derivatives       Total
----------------                                   --------      ---------    --------     -----------    ---------
At December 31, 1995......................         $  9,716      $     619    $  1,486         $ 106      $  11,927
Additions.................................            3,712         14,260         341           761         19,074
Terminated contracts......................             (213)       (10,428)          -             -        (10,641)
Maturities/amortization...................           (4,072)             -        (287)         (450)        (4,809)
                                                   --------      ---------    --------     -----------    ---------
At December 31, 1996......................            9,143          4,451       1,540           417         15,551

Additions.................................            2,557          8,731          75           292         11,655
Terminated/restructured contracts(a)......             (441)       (12,093)          -             -        (12,534)
   Maturities/amortization...................        (2,305)             -        (206)         (458)        (2,969)
                                                   --------      ---------    --------     -----------    ---------
   At December 31, 1997......................      $  8,954      $   1,089    $  1,409         $ 251      $  11,703
                                                   ========      =========    ========     ===========    =========

--------------------
(a) At December 31, 1997, CoreStates had $1.3 million deferred gains and $6.5 million deferred losses related to terminated derivative contracts.

        CoreStates' use of derivatives declined during 1997 primarily due to changes in the use of interest rate futures. A decrease in retail deposits, particularly savings certificates, along with increased placement and loan volumes reduced the need for short- term hedges. Activity in other categories generally represents routine rollovers.

        Trading and Customer Related Derivative Activities - CoreStates also engages in derivative market activities to provide risk management services for its customers and to manage securities trading positions in the securities unit. The securities unit underwrites, brokers, and distributes securities to municipalities, institutional investors and individual investors. In addition, the unit buys, sells and securitizes mortgage loans and brokers loan servicing portfolios. The following schedule details the outstanding notional amounts and related fair values of trading and customer related derivative transactions as of December 31, 1997 and 1996.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

MARKET RISK - continued

Trading and Customer Related Derivatives
----------------------------------------
At December 31,
--------------
(in millions)


                                                                           1997
                                                 --------------------------------------------------------
                                                                                 Positive        Negative
                                                   Notional      Net assets       Market          Market
Interest Rate Swaps:                               amount      (liability)(a)      Value           Value
                                                 -----------   --------------   ---------       ---------
         CoreStates receives fixed........         $ 1,521       $  17.7         $21.6           $ (3.9)
         CoreStates pays fixed............           2,005         (39.1)          4.1            (43.2)
Futures...................................             777          (1.9)          0.1             (2.0)
Rate Locks:
         CoreStates receives fixed........             130          (0.7)            -             (0.7)
         CoreStates pays fixed............             130           0.8           0.8                -
Interest Rate Caps/Floors:
         Sold.............................           1,491          (3.1)            -             (3.1)
         Purchased........................           1,562           3.0           3.0                -
Commitments to purchase/sell whole
mortgage loans and securities (including
when-issued securities):
         Sold.............................             145          (1.7)            -             (1.7)
         Purchased........................              64             -             -                -
Other Options:
         Sold.............................             881          39.8          39.8                -
         Purchased........................             247           0.7           0.7                -
Foreign exchange contracts (b)............           2,241           4.0          35.2            (31.2)
                                                   -------       -------       -------          -------
   Total Trading and Customer Related
            Derivatives......................      $11,194       $  19.5       $ 105.3          $ (85.8)
                                                   =======       =======       =======          =======


                                                                           1996
                                                 --------------------------------------------------------
                                                                                 Positive        Negative
                                                   Notional      Net assets       Market          Market
Interest Rate Swaps:                               amount      (liability)(a)      Value           Value
                                                 -----------   --------------   ---------       ---------

         CoreStates receives fixed........         $   355       $  1.5         $  2.7          $  (1.2)
         CoreStates pays fixed............             353         (1.0)           1.3             (2.3)
Futures...................................              39          0.4            0.4                -
Rate Locks:
         CoreStates receives fixed........              30         (0.1)             -             (0.1)
         CoreStates pays fixed............              30          0.1            0.1                -
Interest Rate Caps/Floors:
         Sold.............................             705         (2.7)             -             (2.7)
         Purchased........................             704          2.7            2.7                -
Commitments to purchase/sell whole
mortgage loans and securities (including
when-issued securities):
         Sold.............................              83         (0.2)           0.1             (0.3)
         Purchased........................              19            -              -                -
Other Options:
         Sold.............................             206          6.5            7.1             (0.6)
         Purchased........................             334          0.8            0.8                -
Foreign exchange contracts (b)............           1,766         (0.5)          28.0            (28.5)
                                                   -------       -------       -------          -------
Total Trading and Customer Related
         Derivatives......................         $ 4,624      $   7.5        $  43.2          $ (35.7)
                                                   =======       =======       =======          =======

------------
(a) Average net assets (liabilities) during 1997 and 1996 were substantially the same as the net assets (liabilities) at December 31, 1997 and 1996, respectively.
(b) Foreign exchange contracts purchased and sold at December 31, 1997 were $987 million and $1,254 million, respectively, and at December 31, 1996 were $836 million and $930 million, respectively.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

MARKET RISK - continued

Liquidity

     Liquidity management allows a financial institution to meet potential cash needs at a reasonable price under various operating conditions. Liquidity comes from a variety of sources: the maturing of short-term assets, readily marketable unpledged securities, and the ability to attract new funds. The ability to securitize or sell other assets, such as loans, also enhances liquidity, as does the structure and stability of existing funding sources. It is CoreStates' practice to maintain a high degree of liquidity through a strong funding base of core deposits combined with modest and diversified use of market sources and relatively short-term maturities of discretionary asset portfolios.

     CoreStates maintains sufficient liquidity to meet its obligations in a timely and cost-effective manner. Management monitors current and projected cash flows, and adjusts positions as necessary to maintain adequate levels of liquidity. CoreStates emphasizes diversification of funding sources. By using a variety of markets, limiting funds borrowed from a single investor, and staggering maturities, the risk of potential funding pressure is significantly reduced. Management also maintains a detailed liquidity contingency plan designed to adequately respond to situations such as a decline in asset quality or credit ratings, which could lead to liquidity concerns. Management analyzes potential changes in major funding sources during difficult times, the amount of runoff that may be expected, as well as available options to replace those funds. The plan includes specific action steps to be taken in the event of funding disturbances.

     The cornerstone of CoreStates' liquidity is a sizable and stable base of core deposits acquired through customer relationships. Core deposits are comprised of interest bearing consumer savings products and non-interest bearing deposits. Core deposits declined from 70.2% of average assets in 1996 to 65.4% of assets in 1997. The decline was attributable to consumer deposit disintermediation due to the relatively low interest rate environment in 1997 and alternative investment opportunities available to consumers.

     Core deposits are supplemented by discretionary funding sources from direct customer contacts as well as syndicated public debt issuance in both domestic and international markets. These sources include large denominated certificates of deposits, deposits in foreign branches, as well as Federal funds, repurchase agreements, commercial paper and long-term debt. To maintain its relative liquidity strength given the core deposit erosion, CoreStates established two new long-term funding initiatives in 1997.

     On October 3, 1997, CoreStates Capital Corp and CoreStates Bank, N.A. applied to list up to $4 billion of debt securities ("the Programme") on the Luxembourg Stock Exchange. Under the Programme, CoreStates Capital Corp and CoreStates Bank, N.A. may each issue up to $2 billion of debt securities ("the Notes") with maturities ranging from 30 days to 30 years. The Notes are direct, unconditional and unsecured, general obligations of the relevant issuer. On October 29, 1997, CoreStates Bank, N.A. issued $500 million, 5 year, floating rate notes under the Programme.

     On November 7, 1997, CoreStates Bank, N.A. and CoreStates Bank of Delaware, N.A. established a $3 billion Senior and Subordinated Bank Note program ("the Bank Note Program"). This program accommodates maturities up to thirty years and subordinated debt issuances. In the fourth quarter of 1997, CoreStates Bank, N.A. issued $232 million in senior notes with maturities ranging from one to two years and $286 million in senior notes with maturities less than 270 days.

     During 1997, CoreStates' ability to raise funds was further evidenced by the issuance of $450 million of Trust Capital Securities which were marketed to institutional investors, both domestically and internationally.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

MARKET RISK - continued

     Under an existing shelf registration filed with the Securities Exchange Commission, CoreStates is able to issue a broad range of debt and capital securities. At December 31, 1997, CoreStates had securities of $579 million that were registered but unissued under this shelf. During 1997, approximately $506 million of debt having various terms and interest rates was issued under the shelf registration. Maturities and retirements of long-term debt during 1997 were approximately $374 million.

     The tables on pages 95 and 97 illustrate the maturity characteristics of CoreStates' domestic certificates of deposit over $100 thousand, loan portfolio and investment portfolio, respectively. For information regarding the maturity characteristics of CoreStates' short-term funds borrowed and long-term debt, see notes 11 and 12 to the financial statements.

Investment Portfolio

     Within the context of the policies and practices previously outlined, CoreStates maintains a portfolio of marketable debt securities to contribute to a balanced interest rate risk position and to provide liquidity reserves. Interest rate risk management disciplines require strict matching of interest rate sensitivities and, therefore, CoreStates generally does not consider changes in the market value of individual portfolios as significant to the management of its interest sensitivity. The investment securities portfolio at December 31, 1997 consisted of investments held-to-maturity with a carrying value of $1,351 million and investments available-for-sale with a carrying value of $2,109 million, compared to $1,689 million and $2,394 million, respectively on December 31, 1996. In addition to debt securities, the available-for-sale portfolio also includes a bank stock portfolio and other marketable equity securities. The accumulated net unrealized gain on available-for-sale securities was $49 million at December 31, 1997, compared to $43 million at December 31, 1996.

SOURCES AND USES OF FUNDS

     Total assets were $48.5 billion at year-end 1997, an increase of 6.5% from year-end 1996. The loan portfolio grew to $34.8 billion at year-end 1997, up $2,483 million, or 7.7%, from year-end 1996. The increase in loans was primarily in the commercial portfolio and the international portfolio. Loan growth at banking subsidiaries was funded primarily by a $623 million, or 15.3%, reduction in the investment portfolio and increased use of discretionary funding such as commercial time deposits and short-term borrowings. The book value of loans sold during 1997 was approximately $890 million and was primarily comprised of approximately $550 million of residential mortgages, $150 million of student loans and $190 million of fixed-rate home equity loans. The impact of loan sales on results of operations was not material.

     Total deposits increased $461 million, or 1.4%, from year-end 1996 principally as the result of a $1,825 million, or 242%, increase in commercial time deposits. Interest-bearing consumer deposits declined $1,321 million, or 5.9%, from year-end 1996, principally as a result of the relatively low interest rate environment in 1997 and alternative investment opportunities available to consumers. The decline in consumer deposits was offset by increases in various types of market sources of funds including euro-medium term notes, commercial time deposits, Federal funds purchased, Trust Capital Securities and commercial paper.

     Total assets averaged $45.7 billion in 1997, up $1,924 million, or 4.4%, from 1996. Average loans increased $2,149 million, or 6.7%. As reflected in the chart, "Earning Asset Mix", loans comprised 83.1% of CoreStates' average earning assets in 1997, compared to 81.5% in 1996.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

SOURCES AND USES OF FUNDS - continued

Earning Asset Mix
-----------------
1993 to 1997
------------
(percentage of average earning assets)

                                        Earning Asset Mix
                        --------------------------------------------------
                          Short-term
                         money market            Investment
                          investments            Securities          Loans
                        --------------           ----------         ------
          1997              7.9%                    9.0%             83.1%
          1996              6.6                    11.9              81.5
          1995              6.3                    16.0              77.7
          1994              5.2                    18.6              76.2
          1993              4.9                    20.5              74.6

     The accompanying chart, "Funding Mix", illustrates that 57.2% of CoreStates' funds were derived from consumer deposits in 1997, compared with 61.9% in 1996. The decline in consumer deposits as a percentage of total CoreStates funding in 1997 primarily resulted from consumer deposit disintermediation due to the relatively low interest rate environment in 1997 and alternative investment opportunities available to consumers, and from an increased dependence on discretionary funding sources to fund loan growth. Funding to accommodate current business needs and future growth at non-bank subsidiaries is expected to continue to be supported by discretionary funding sources.


Funding Mix
-----------
1993 to 1997
------------
(percentage of average earning assets*)

                                       Funding Mix
                     ------------------------------------------------
                                          Other                Non-
                      Retail             Interest            Interest
                     Deposits            Bearing             Bearing
                     --------            --------            --------
          1997         57.2%               18.4%               24.4%
          1996         61.9                12.3                25.8
          1995         62.5                13.9                23.6
          1994         62.5                12.9                24.6
          1993         64.0                12.1                23.9

* excluding short-term money market investments

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

REVIEW AND ANALYSIS OF EARNINGS

Operating Revenue

     Operating revenue has two primary sources, net interest income and non-interest income. Net interest income comprised 70% of CoreStates' total revenue in 1997 compared to 71% in 1996. On the accompanying chart ("Operating Revenue"), net interest income is presented excluding the earnings benefit of balances maintained by commercial customers as compensation for transaction oriented non-credit products. Non-interest income and the previously mentioned earnings benefit of balances maintained are presented separately. Net interest income and non-interest income are discussed in further detail on the following pages.

Operating Revenue
-----------------
 (tax equivalent net interest income plus non-interest income - in millions)

                                      Operating Revenue
                       ---------------------------------------------------
                                        Derived
                        Loan and         from           Non-
                       Investment     Non-credit     Interest
                         Interest      Balances       Income        Total
                       ----------     ----------     --------     --------
        1997            $1,900.7       $238.7         $925.8      $3,065.2
        1996             1,941.0        226.7          899.1       3,066.8
        1995             1,993.6        206.6          882.2       3,082.4
        1994             1,921.0        186.5          788.5       2,896.0
        1993             1,888.0        172.6          832.7       2,893.3

     Operating revenue for 1997 was relatively flat compared to 1996. Excluding the impact of the common stock repurchase program, operating revenue would have increased 2%. Tax equivalent net interest income declined $28.2 million, or 1.3%, while non-interest income increased $26.7 million, or 3.0%, due to broad based fee growth. The decline in net interest income for 1997 was primarily due to the funding costs associated with the common stock repurchase program.

     Operating revenue for 1996, as adjusted for significant and unusual items was down $26.3 million, or 0.9% in comparison to 1995 due to a decline in tax equivalent net interest income of $32.5 million, or 1.5%. The decline in net interest income for 1996 was primarily due to the impact of a $1.0 billion reduction in average interest earning assets and the impact of reduced spreads on loans and deposits.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

REVIEW AND ANALYSIS OF EARNINGS - continued

Net Interest Income

     For analytical purposes, net interest income is adjusted to a taxable equivalent basis to recognize the income from tax exempt assets as if the interest were taxable. Net interest income on a taxable equivalent basis decreased $28.2 million, or 1.3% in 1997, and $32.5 million, or 1.5% in 1996. The decline in net interest income for 1997 was solely the result of the impacts of the $58.8 million cost of funding the common stock repurchase program; the higher replacement cost of funding due to a decline of $2.6 billion, or 16.9%, in average customer savings deposits, NOW accounts and customer certificates; and a narrowing of interest rate spreads earned on loans. These decreases were partially offset by the impacts of an increase in average loan volume of $2.1 billion, or 6.7% primarily in the commercial loan portfolio and relatively short-term international lending; and also by the favorable repricing of deposits. The net interest margin decreased 31 basis points to 5.22% for the same reasons as the decline in net interest income. The strength of CoreStates' net interest income and net interest margin stems from the combination of wide spreads on both loans and deposits and on a balance sheet which has a relatively high portion of loans and a large base of non-interest bearing funding. The following table compares taxable equivalent net interest income for the years ended December 31, 1997, 1996 and 1995.

Taxable Equivalent Net Interest Income
--------------------------------------
For the Years Ended December 31,
--------------------------------
(in millions)

                                                                     Percentage
                                                                 increase(decrease)
                                                                 -----------------
                                   1997         1996      1995   '97/'96   '96/'95
                                 --------   --------   --------  -------   -------
Total interest income........... $3,429.3   $3,298.2   $3,475.1    4.0%      (5.1)%
Tax equivalent adjustment.......     23.6       26.2       33.3   (9.9)     (21.3)
                                 --------   --------   --------
Tax equivalent interest income..  3,452.9    3,324.4    3,508.4    3.9       (5.2)
Total interest expense .........  1,313.4    1,156.7    1,308.2   13.5      (11.6)
                                 --------   --------   --------
Taxable equivalent net interest
  income........................ $2,139.5   $2,167.7   $2,200.2   (1.3)      (1.5)
                                 ========   ========   ========
Interest rate spread (a)........     4.28%      4.60%      4.55%
                                     ====       ====       ====
Net interest margin (b).........     5.22%      5.53%      5.47%
                                     ====       ====       ====

------------

(a) The interest rate spread represents the difference between the average yield on total interest earning assets and the average cost on total interest bearing liabilities.
(b) The net interest margin is a key measure of net interest income performance. It represents the difference between tax equivalent interest income and interest expense (i.e., taxable equivalent net interest income) reflected as a percentage of average earning assets.


     The decline in net interest income for 1996 was primarily due to the impact of a $1.0 billion, or 2.5%, reduction in average interest earning assets and the impacts of reduced spreads on loans and deposits due to competitive pricing pressures. Compared to 1995, the relatively lower-yielding investment portfolio was reduced $1.8 billion, or 27.5%, on average during 1996, while the loan portfolio grew $0.7 billion, or 2.1%, on average. This adjustment in asset mix, combined with a $0.5 billion increase in interest free funding sources, resulted in a 6 basis point increase in the net interest margin for 1996.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

REVIEW AND ANALYSIS OF EARNINGS - continued

     For further detailed information regarding average balances, yields and costs, see the consolidated average balance sheet on pages 85-88, and the rate/volume analysis on page 91.

Non-Interest Income
-------------------
For the Years Ended December 31,
-------------------------------
(in millions)

                                                                                       Percentage
                                                                                    increase(decrease)
                                                                                   -------------------
                                               1997         1996       1995        '97/'96     '96/'95
                                             --------     --------    -------      -------     -------
Service charges on deposits.............     $242.3       $229.6      $233.6          5.5%       (1.7)%
Trust income (a)........................      186.0        164.9       153.2         12.8         7.6
International services fees.............      113.8        101.8        94.3         11.8         8.0
Debit and credit card fees..............       97.0         88.8        94.6          9.2        (6.1)
Third party processing fees (b).........       75.5         58.0        47.7         30.2        21.6
Income from investment in EPS, Inc......       29.5         29.9        30.1         (1.3)       (0.7)
Income from trading activities..........       34.4         25.2        35.4         36.5       (28.8)
Investment banking fees.................       32.0         23.0        18.1         39.1        27.1
Mortgage banking income.................        8.8         11.3        16.1        (22.1)      (29.8)
Securities gains........................       21.1         16.2        17.9
Corporate trust fees (a)................          -          2.3         9.7
Gains on sales of corporate trust.......        4.6          8.2         7.4
Other operating income..................       80.8         96.6        91.5        (16.4)        5.6
                                             ------       ------      ------
   Non-interest income before
    significant and unusual items.......      925.8        855.8       849.6          8.2         0.7
                                             ------       ------      ------
Certain net investment gains (c)........          -         43.3        13.6
Gain on sale of affiliate joint
    venture.............................          -            -        19.0
                                             ------       ------      ------
   Total non-interest income............     $925.8       $899.1      $882.2          3.0         1.9
                                             ======       ======      ======

---------------------
(a) For presentation purposes, fee income on the corporate trust business was presented on a separate line. CoreStates' and Meridian's corporate trust businesses were sold in the fourth quarters of 1995 and 1996, respectively.
(b) Includes revenues for QuestPoint lockbox processing, document processing, check processing, and SynapQuest credit card and merchant processing. (c) See "Certain Net Investment Gains" on page 6 for more detail.

     Non-interest income for 1997 increased $70.0 million, or 8.2%, from the prior year before 1996 significant and unusual items. The increase primarily reflected growth in revenues from fee-based services. The largest contributors to that growth were trust income which increased $21.1 million, or 12.8%, third party processing fees which increased $17.5 million, or 30.2%, service charges on deposits which increased $12.7 million, or 5.5%, fees for international services which increased $12.0 million or 11.8%, income from trading activities which increased $9.2 million, or 36.5%, investment banking fees which increased $9.0 million, or 39.1%, and debit and credit card fees which increased $8.2 million, or 9.2%.

     Non-interest income for 1996, before the significant and unusual items noted in the above table, increased $6.2 million, or 0.7%. Increases in third party processing fees of 21.6%, international service charges of 8.0%, trust income of 7.6%, investment banking fees of 27.1%, and gains on the securitization of home equity loans were mostly offset by a 29.8% decrease in mortgage banking income, a 28.8% decline in income from trading activities, and a 1.7% decline in service charges on deposits.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

REVIEW AND ANALYSIS OF EARNINGS - continued


     The following is a discussion of the more significant components of non-interest income:

    . Service charges on deposit accounts, paid in fees, increased $12.7 million, or 5.5%, in 1997, following a decrease of $4.0 million, or 1.7%, in 1996. After adding the value of service charges paid through the maintenance of deposit balances by commercial and correspondent customers, which is included in net interest income, total service charge compensation for 1997 was $480.9 million, up $24.6 million, or 5.4%, from 1996 mainly due to repricing on business deposit accounts. Total service charge compensation on this basis for 1996 was $456.3 million, an increase of $16.1 million or 3.7% over 1995 reflecting growth in transaction volume.

    . Trust income increased $21.1 million, or 12.8%, in 1997 and $11.7 million, or 7.6%, in 1996. The 1997 increase was primarily the result of increased asset values in Personal and Institutional Trust. Improvements in 1996 trust fees related to increased revenues from investment management generated from the implementation of the process redesigns and appreciation of asset market values, partially offset by a decline in fees from the employee benefit plan business.

    . Fees for international services increased $12.0 million, or 11.8%, in 1997, following an increase of $7.5 million, or 8.0%, in 1996. The growth in revenues for 1997 and 1996 reflects a continuing emphasis on non-credit products and international transaction processing services and resulting volume increases at overseas branches which were opened in recent years. For 1997, foreign exchange fees increased $2.7 million, or 11.8%, following a decrease of $0.7 million, or 2.0% for 1996. Fees for international transaction processing services increased $9.5 million, or 12.1%, in 1997 and $8.2 million, or 12.8%, in 1996.

    . Debit and credit card fees increased $8.2 million, or 9.2% in 1997, following a decrease of $5.8 million, or 6.1%, in 1996. Credit card fees were $40.1 million, $31.9 million, and $25.5 million for 1997, 1996 and 1995, respectively. Debit card fees for the same periods were $56.9 million, $56.9 million and $69.1 million, respectively. The improvement in credit card fees in 1997 and 1996 was due to increased volume on transaction-based fees, partially offset by pricing pressures on annual credit card fees in 1996. The decline in debit card fees for 1996 was attributable to a decrease in merchant fee income due to customer attrition from bank acquisitions, systems conversions, and repricing of unprofitable customers.

    . Third party processing fees increased $17.5 million, or 30.2%, in 1997 mostly as a result of the acquisition of five check processing centers in October, 1996. Third party processing fees increased $10.3 million, or 21.6% in 1996 primarily as a result of higher check processing and lockbox business in that year.

    . Investment banking fees increased $9.0 million, or 39.1 %, over 1996 primarily due to an increase in loan syndication fees.

     Excluding "certain net investment gains" in 1996, CoreStates recorded net securities gains of $21.1 million in 1997, compared to $16.2 million in 1996 and $17.9 million in 1995. Net investment securities gains for 1997 included gains of $22.7 million recorded on sales of bank stocks and losses of $4.8 million recorded on foreign equity securities. Investment securities gains for 1996 included $3.9 million recorded on sales of equity securities acquired in connection with prior loan arrangements, $4.6 million recorded on sales of bank stocks, and $1.4 million on the sale of foreign equity securities. Investment securities gains for 1995 included $7.8 million of gains recorded on sales of equity securities acquired in connection with prior loan arrangements.

     Other non-interest income for 1997 included gains on securitization of home equity loans of $4.9 million, compared to $8.9 million in 1996 and $0.5 million in 1995. Also included in other non-interest income are commissions on standby letters of credit which declined $3.2 million, or 18.6%, from 1996.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

REVIEW AND ANALYSIS OF EARNINGS - continued

Non-Financial Expenses
----------------------                                                                          Percentage
For the Years Ended December 31,                                                            increase(decrease)
--------------------------------                                                           --------------------
(in millions)                                 1997            1996             1995        '97/'96     '96/'95
                                           ---------      ----------        ----------     --------    --------
Salaries, wages and benefits........     $    822.2      $    826.4         $   904.4        (0.5)%      (8.6)%
Net occupancy expense...............          143.1           157.4             159.5        (9.1)       (1.3)
Outside services hired..............          157.7           155.0             146.3         1.7         5.9
Equipment expense...................          125.1           120.6             118.5         3.7         1.8
Amortization of intangible assets...           37.7            40.0              44.8        (5.8)      (10.7)
FDIC premiums.......................            5.3             4.3              42.0        23.3       (89.8)
OREO expense (income)...............           (0.2)           (0.8)              6.4
Other operating expenses ...........          332.9           320.0             325.0         4.0        (1.5)
                                           ---------      ----------        ----------
   Non-financial expenses before
   significant and unusual items....        1,623.8         1,622.9           1,746.9         0.1        (7.1)
                                           ---------      ----------        ----------
Restructuring and merger-related
   charges..........................           15.0(a)        139.7(c)          138.6(e)
Other significant and unusual
   items............................           57.0(b)         14.2(d)              -
                                           ---------      ----------        ----------
   Total non-financial expenses.....     $  1,695.8      $  1,776.8        $  1,885.5        (4.6)       (5.8)
                                           =========      ==========        ==========

-------------------------------
 (a) Reflects restructuring and merger-related charges primarily related to costs incurred in the pending First Union merger and costs incurred in the creation of a strategic technology alliance with Andersen Consulting. See "Restructuring and Merger-Related charges" on page 5 for more detail.
 (b) Includes a $25.0 million charitable contribution, $20.0 million for certain legal matters and a special $12.0 million employee bonus.
 (c) Consists of net restructuring charges of $110.7 million primarily related to the Acquisition and charges of $29.0 million for merger implementation costs. See "Restructuring and Merger-Related Charges" on page 5 for more detail.
 (d) Reflects the SAIF special assessment. See "Other Significant and Unusual Charges" on page 6" for more detail.
 (e) Reflects net restructuring charges of $128.6 million related to the 1995 process redesigns and a $10.0 million charge related to the Meridian acquisition. See "Restructuring and Merger-Related Charges" on page 5 for more detail.

     Comparison of 1997 to 1996 - Total non-financial expenses for 1997, before
     --------------------------
the significant and unusual items noted in the above table, were $1,623.8 million. This represents an increase of only $0.9 million, or 0.1%, when compared to 1996. This year-to-year stability reflects merger-related efficiencies partially offset by costs for technology investments.

     Salaries, wages and benefits decreased $4.2 million, or 0.5%, in 1997 reflecting a decline of $25.0 million, or 14.7%, in benefits partially offset by an increase of $20.8 million, or 3.2%, in salaries and wages. The increase in salaries and wages reflects slightly higher staffing levels in early 1997 as well as normal pay increases. The decline in benefits resulted primarily from reduced costs for post-retirement benefits. The number of full-time equivalent employees at December 31, 1997, 1996 and 1995 was: 18,847; 19,114; and 19,957,
respectively.

     Comparison of 1996 to 1995 - Total non-financial expenses for 1996, before
     --------------------------
the significant and unusual items as noted in the above table, were $1,622.9 million, a decrease of $124.0 million, or 7.1% from 1995. This decline reflects the impacts of the process redesigns, merger-related efficiencies and a reduction in Federal Deposit Insurance Corporation ("FDIC") premiums. For the 1996 full year, CoreStates was not assessed premiums on deposits insured under the Bank Insurance Fund. SAIF deposits were assessed premiums during the first three quarters of 1996 and a special assessment as of September 30, 1996. Partially offsetting these declines, was an increase in expense for outside services hired of $8.7 million, or 5.9%, primarily due to the impacts of outsourcing certain functions and costs for competitive and technology investments.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

REVIEW AND ANALYSIS OF EARNINGS - continued

     Salaries, wages and benefits decreased $78.0 million, or 8.6%, in 1996 reflecting reduced staff levels from the process redesigns and merger consolidations. For 1996, salaries and wages declined by 6.8%, while benefits expense declined 15.1%. The larger percentage decline in benefits expense was primarily due to reduced retiree medical expense.

Provision for Income Taxes

     The provision for income taxes was $269.6 million in 1997 compared to $385.8 million in 1996 and $364.4 million in 1995. The $116.2 million decrease in 1997 tax expense was primarily due to a $109.0 million benefit resulting from the liquidation of an affiliate. The $21.4 million increase in 1996 tax expense was principally due to higher pre-tax income and non-deductible expenses. The provision for income taxes for 1997, 1996 and 1995 were at effective rates of 24.9%, 37.3%, and 35.7%, respectively.

Accounting Standards Effective in 1998

     FAS 125 and FAS 127- Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 125"), was issued in June 1996. FAS 125 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. FAS 125 is applicable to transactions occurring after December 31, 1996, except for provisions dealing with securities lending, repurchase and dollar repurchase agreements, which are deferred by FAS 127 and became effective January 1, 1998. The adoption of FAS 125 did not have and the adoption of FAS 127 is not expected to have a material impact on CoreStates' results of operations or financial condition.

     FAS 130 - Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130") establishes standards for the reporting and the presentation of comprehensive income, which is divided into net income and other comprehensive income. Other comprehensive income items are to be classified by their nature and by their related accumulated balances in the appropriate financial statements of a company. FAS 130 requires unrealized gains and losses on the Company's available-for-sale securities and the foreign currency translation adjustments, which currently are reported in shareholder's equity, to be included in other comprehensive income and the disclosure of total comprehensive income. This Standard requires that such items be presented with equal prominence on a comparative basis in the appropriate financial statements for fiscal years beginning after December 15, 1997.

     FAS 131 - Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131") establishes standards and disclosure requirements for the way companies report information about operating segments, including related product information, both in annual and interim reports issued to stockholders. Operating segments are components of a company about which separate financial information is available and which are used in determining resource allocations and performance results. FAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. Information such as segment net earnings, appropriate revenue and expense items and certain balance sheet items are required to be presented, and such amounts are required to be reconciled to the company's combined financial information. Certain information related to FAS 131 is included in the BUSINESS LINE RESULTS section. FAS 131 is effective for annual financial statements issued for periods ending after December 31, 1997, although earlier application is encouraged. CoreStates intends to adopt FAS 131 in the first quarter of 1998.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued


Fourth Quarter Results

     In the fourth quarter of 1997, CoreStates recorded net income of $216.6 million, or $1.09 per average common share, compared to $195.5 million, or $0.91 per average common share, in the fourth quarter of 1996. Diluted net income per share was $1.08 in the fourth quarter of 1997, compared to $0.90 in the fourth quarter of 1996. "Operating earnings," defined as net income before special items, was $198.6 million, or $0.99 per share, for the fourth quarter of 1997, an increase of 6.5% on a per share basis over fourth quarter of 1996 operating income of $201.6 million, or $0.93 per share. The increase in fourth quarter of 1997 operating earnings was driven by strong growth in non-interest income and the decline in average common shares outstanding due to the common stock repurchase program, which added $0.04 to earnings per share after considering the unfavorable impact of $15.8 million in funding costs.


    Selected financial results for the three months ended December 31, 1997 and 1996 based on operating earnings, which exclude the significant items listed below, were as follows (in millions, except per share):

                                                                    Three Months Ended
                                                                        December 31,
                                                                ---------------------------
                                                                   1997              1996
                                                                ---------          --------
Net income............................................          $   216.6          $  195.5
Exclude the following after-tax items:
     Special tax benefit..............................             (109.0)                -
     Special provision for loan losses................               44.9                 -
     Restructuring and merger-related charges.........                9.6               6.1
     Other............................................               36.5                 -
                                                                ---------          --------
Operating earnings....................................          $   198.6          $  201.6
                                                                =========          ========
Operating earnings per  common share:
     Basic............................................              $1.00             $0.93
     Diluted..........................................              $0.99             $0.93
Return on average total assets........................               1.66%             1.81%
Return on average shareholders' equity................              24.84%            21.03%


CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Report on Internal Controls Over Financial Reporting



Financial Statements

     CoreStates Financial Corp is responsible for the preparation, integrity, and fair presentation of its published financial statements as of December 31, 1997, and the year then ended. The consolidated financial statements of CoreStates Financial Corp have been prepared in accordance with generally accepted accounting principles and, as such, include some amounts that are based on judgments and estimates of management.

Internal Control over Financial Reporting

     Management is responsible for establishing and maintaining effective internal control over financial reporting. The system contains monitoring mechanisms and actions are taken to correct deficiencies identified.

     There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

     Management assessed CoreStates Financial Corp's internal control over financial reporting as of December 31, 1997. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that CoreStates Financial Corp maintained effective internal control over financial reporting as of December 31, 1997.








Chief Financial Officer
/s/ Albert W. Mandia







Chairman and Chief Executive Officer
/s/ Terrence A. Larsen

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
CoreStates Financial Corp

We have audited the accompanying consolidated balance sheets of CoreStates Financial Corp as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 financial statements of Meridian Bancorp, Inc. and United Counties Bancorporation, which statements reflect combined net interest income constituting 31.3% of the related consolidated total for the year ended December 31, 1995. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to data included for Meridian Bancorp, Inc. and United Counties Bancorporation, is based solely on the reports of other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CoreStates Financial Corp at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.





                                                    /s/  Ernst & Young LLP



Philadelphia, Pennsylvania
January 20, 1998

CoreStates Financial Corp and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share amounts)


                                                                                        Year Ended December 31,
                                                                            ----------------------------------------------
                                                                                1997             1996              1995
                                                                            -----------      -----------       -----------
INTEREST INCOME
Interest and fees on loans:
   Taxable income.....................................................      $2,995,604       $2,845,898        $2,902,265
   Tax exempt income..................................................          20,310           25,335            30,390
Interest on investment securities:
   Taxable income.....................................................         202,425          254,576           349,138
   Tax exempt income..................................................          18,455           23,190            31,018
Interest on time deposits in banks....................................         163,454          122,752           121,993
Interest on Federal funds sold, securities purchased
   under agreements to resell and other...............................          29,067           26,453            40,276
                                                                            ----------        ---------        ----------
   Total interest income..............................................       3,429,315        3,298,204         3,475,080
                                                                            ----------        ---------        ----------
INTEREST EXPENSE
Interest on deposits:
   Domestic savings...................................................         383,333          295,650           396,176
   Domestic time......................................................         436,135          497,956           492,610
   Overseas branches and subsidiaries.................................          64,896           48,174            52,261
                                                                            ----------        ---------        ----------
      Total interest on deposits......................................         884,364          841,780           941,047
Interest on short-term funds borrowed.................................         189,835          153,129           214,119
Interest on long-term debt............................................         239,248          161,811           152,989
                                                                            ----------        ---------        ----------
      Total interest expense..........................................       1,313,447        1,156,720         1,308,155
                                                                            ----------        ---------        ----------
   Net interest income................................................       2,115,868        2,141,484         2,166,925
Provision for losses on loans.........................................         263,000          228,767           144,002
                                                                            ----------        ---------        ----------
   Net interest income after provision for losses on loans............       1,852,868        1,912,717         2,022,923
                                                                            ----------        ---------        ----------
NON-INTEREST INCOME
Service charges on deposit accounts...................................         242,285          229,592           233,592
Trust income..........................................................         186,031          167,138           162,776
Fees for international services.......................................         113,767          101,761            94,396
Debit and credit card fees............................................          96,983           88,811            94,659
Income from investment in EPS, Inc....................................          29,486           29,902            30,114
Income from trading activities........................................          34,445           25,216            35,403
Securities gains......................................................          21,111           59,512            31,475
Other gains...........................................................               -            8,200            26,400
Other operating income................................................         201,662          188,943           173,407
                                                                           -----------        ---------        ----------
   Total non-interest income..........................................         925,770          899,075           882,222
                                                                           -----------        ---------        ----------
NON-FINANCIAL EXPENSES
Salaries, wages and benefits..........................................         834,184          826,442           904,377
Net occupancy.........................................................         143,112          157,358           159,530
Equipment expenses....................................................         125,070          120,602           118,532
Restructuring and merger-related charges..............................          15,000          139,702           138,600
Other operating expenses..............................................         578,411          532,724           564,489
                                                                           -----------        ---------        ----------
   Total non-financial expenses.......................................       1,695,777        1,776,828         1,885,528
                                                                           -----------        ---------        ----------
INCOME BEFORE INCOME TAXES............................................       1,082,861        1,034,964         1,019,617
Provision for income taxes............................................         269,582          385,820           364,441
                                                                           -----------        ---------        ----------
NET INCOME............................................................     $   813,279        $ 649,144        $  655,176
                                                                           ===========        =========        ==========

PER COMMON SHARE DATA
Net income:
   Basic..............................................................           $4.00            $2.97             $2.95
                                                                                 =====            =====             =====
   Diluted............................................................           $3.96            $2.94             $2.92
                                                                                 =====            =====             =====
Cash dividends declared...............................................           $1.91            $1.73             $1.44
                                                                                 =====            =====             =====

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries
CONSOLIDATED BALANCE SHEET
(in thousands)

                                                                             December 31,
                                                                   --------------------------------
                                                                       1997                1996
                                                                   ------------        ------------
ASSETS
Cash and due from banks...................................         $  3,829,893        $  3,462,287
Time deposits, principally Eurodollars....................            3,122,444           2,443,154
Federal funds sold and securities purchased under
    agreements to resell..................................               41,207             509,694
Trading account assets....................................              495,472             122,317
Investment securities available-for-sale..................            2,109,254           2,394,166
Investment securities held-to-maturity (market value:
    1997-$1,347,819; 1996-$1,692,243).....................            1,351,137           1,689,058
Total loans, net of unearned discounts of
    $249,702 in 1997 and $234,607 in 1996.................           34,813,886          32,331,297
    Less: Allowance for loan losses.......................             (634,432)           (710,327)
                                                                   ------------        ------------
        Net loans.........................................           34,179,454          31,620,970
                                                                   ------------        ------------
Due from customers on acceptances.........................              641,859             738,077
Premises and equipment....................................              629,965             625,876
Other assets..............................................            2,060,280           1,888,595
                                                                   ------------        ------------
        Total assets......................................         $ 48,460,965        $ 45,494,194
                                                                   ============        ============

LIABILITIES
Deposits:
    Domestic:
        Non-interest bearing..............................         $  9,252,376        $  9,330,445
        Interest bearing..................................           23,490,992          22,986,955
    Overseas branches and subsidiaries....................            1,444,522           1,409,756
                                                                   ------------        ------------
        Total deposits....................................           34,187,890          33,727,156
                                                                   ------------        ------------
Short-term funds borrowed.................................            4,323,319           2,633,157
Bank acceptances outstanding..............................              641,464             727,728
Other liabilities.........................................            1,616,624           1,661,162
Long-term debt............................................            4,454,236           3,049,297
                                                                   ------------        ------------
        Total liabilities.................................           45,223,533          41,798,500
                                                                   ------------        ------------


COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY
Preferred stock: authorized 10.0 million
    shares; no shares issued..............................                    -                   -
Common stock: $1 par value; authorized 350.0 million
    shares; issued 223.599 million shares in 1997 and 1996
    (including treasury shares of 23.235 million in 1997
    and 8.900 million in 1996, and unallocated shares held
    by Employee Stock Ownership Plan ("ESOP") of 2.148
    million in 1997 and 2.267 million in 1996)............              223,599             223,599
Other common shareholders' equity, net....................            3,013,833           3,472,095
                                                                   ------------        ------------
        Total shareholders' equity........................            3,237,432           3,695,694
                                                                   ------------        ------------
        Total liabilities and shareholders' equity........         $ 48,460,965        $ 45,494,194
                                                                   ============        ============

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries                           Page 1 of 2

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                                          Common      Capital     Retained    Treasury     Unallocated
                                                          stock       surplus     earnings      stock      ESOP shares      Total
                                                         --------   ----------   ----------   ---------    -----------   ----------
Balances at December 31, 1994..........................  $229,827   $1,200,658   $2,360,312   $ (24,297)     $ (35,568)  $3,730,932

Net income.............................................                             655,176                                 655,176
Net change in unrealized gain on investments
    available-for-sale, net of tax.....................                              41,187                                  41,187

Treasury shares acquired (10,307 shares)...............                                        (335,528)                   (335,528)

Repurchase and retirement of common stock
    (595 shares).......................................      (595)      (4,093)     (12,446)                                (17,134)

Common stock issued under employee benefit plans
    (1,002 new shares; 3,089 treasury shares)..........       999       26,825      (25,483)     96,670                      99,011

Common stock issued under dividend reinvestment plan
    (417 treasury shares)..............................                     (9)          (2)     12,690                      12,679
Purchase of shares for Employee Stock Ownership Plan
    (876 shares) ......................................                                                        (20,922)     (20,922)

Employee Stock Ownership Plan shares committed for
    release (123 shares)...............................                  1,786                                   2,824        4,610
Cash paid for fractional shares........................                                 (24)                                    (24)

Foreign currency translation adjustments...............                                 (29)                                    (29)

Common dividends declared..............................                            (294,393)                               (294,393)
                                                         --------   ----------   ----------   ---------      ---------   ----------
Balances at December 31, 1995..........................   230,231    1,225,167    2,724,298    (250,465)       (53,666)   3,875,565

Net income.............................................                             649,144                                 649,144
Net change in unrealized gain on investments
    available-for-sale, net of tax.....................                             (25,070)                                (25,070)

Treasury shares acquired (11,055 shares)...............                                        (533,932)                   (533,932)

Treasury shares issued in merger (7,300 shares)........    (7,300)     (33,288)    (192,042)    232,630                           -

Repurchase and retirement of common stock
    (1,340 shares).....................................    (1,340)     (43,559)     (12,804)                                (57,703)

Common stock issued under employee benefit plans
    (1,824 new shares; 2,330 treasury shares)..........     1,824       75,618      (48,119)    100,826                     130,149
Common stock issued under dividend reinvestment plan
     (184 new shares; 353 treasury shares).............       184        8,225          (68)     13,361                      21,702
Purchase of shares for Employee Stock Ownership
     Plan (65 shares)..................................                    (38)                                 (3,509)      (3,547)

Employee stock ownership plan shares
    committed for release (126 shares).................                  2,397                                   3,018        5,415
Cash paid for fractional shares........................                                (342)                                   (342)

Foreign currency translation adjustments...............                               5,448                                   5,448
Common dividends declared..............................                            (371,135)                               (371,135)
                                                         --------   ----------   ----------   ---------       --------   ----------
Balances at December 31, 1996..........................   223,599    1,234,522    2,729,310    (437,580)       (54,157)   3,695,694

(continued)

CoreStates Financial Corp and Subsidiaries                         Page 2 of 2
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY:  continued
(in thousands)

                                                          Common      Capital     Retained    Treasury     Unallocated
                                                          stock       surplus     earnings      stock      ESOP shares      Total
                                                         --------   ----------   ----------   ----------   -----------   ----------
Net income............................................                              813,279                                 813,279
Net change in unrealized gain on investments
    available-for-sale, net of tax....................                                5,149                                   5,149
Treasury shares acquired (17,100 shares)..............                                        (1,007,832)                (1,007,832)
Common stock issued under employee benefit plans
    (2,209 treasury shares)...........................                  22,665      (70,325)     133,198                     85,538
Common stock issued under dividend reinvestment plan
    (556 treasury shares).............................                     676       (1,058)      30,383                     30,001
Employee stock ownership plan shares
    committed for release (119 shares)................                   4,423                                   2,846        7,269
Foreign currency translation adjustments..............                                 (748)                                   (748)
Common dividends declared.............................                             (390,918)                               (390,918)
                                                         --------   ----------   ----------   ----------   -----------   ----------
Balances at December 31, 1997.........................   $223,599   $1,262,286   $3,084,689  $(1,281,831)     $(51,311)  $3,237,432
                                                         ========   ==========   ==========   ==========   ===========   ==========

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries                        Page 1 of 2
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)


                                                                                        Year Ended December 31,
                                                                           ------------------------------------------------
OPERATING ACTIVITIES                                                           1997             1996               1995
                                                                           ------------     ------------       ------------
Net income...........................................................      $    813,279     $    649,144       $    655,176
Adjustments to reconcile net income to net
   cash provided by operating activities:
   Restructuring and merger-related charges..........................            15,000          139,702            138,600
   Provision for losses on loans.....................................           263,000          228,767            144,002
   Provision for losses and writedowns
     on other real estate owned......................................             5,500            3,387             15,971
   Depreciation and amortization.....................................           126,749          110,512            122,996
   Deferred income tax expense.......................................           100,751            9,156             28,420
   Securities gains..................................................           (21,111)         (59,512)           (31,475)
   Gains on sale of mortgage servicing...............................                 -                -             (2,387)
   Other gains.......................................................                 -           (8,200)           (26,400)
   (Increase) decrease in loans held-for-sale........................          (395,583)          93,039             82,226
   (Increase) decrease in  trading account assets....................          (373,155)          24,901            200,833
   Increase (decrease) in due to factored clients....................           143,486            1,805            (86,921)
   (Increase) decrease in interest receivable........................           (34,460)          45,046              2,009
   Increase in interest payable......................................            23,014           10,163             45,044
   Decrease in merger-related accrual ...............................           (59,451)        (100,258)           (33,270)
   Other, net........................................................          (101,623)         216,135           ( 84,141)
                                                                           ------------     ------------       ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                       505,396        1,363,787          1,170,683
                                                                           ------------     ------------       ------------

INVESTING ACTIVITIES
Net increase in loans................................................        (3,592,259)      (2,989,441)        (1,914,405)
Proceeds from sales of loans.........................................           898,828        1,577,270          1,087,732
Loans originated or acquired--non-bank subsidiaries..................       (37,198,437)     (39,054,032)       (35,767,440)
Principal collected on loans--non-bank subsidiaries..................        37,056,155       39,039,627         35,407,667
Net increase in time deposits, principally Eurodollars...............          (679,290)        (533,894)           (33,172)
Purchases of investments held-to-maturity............................          (650,362)        (490,995)          (686,652)
Purchases of investments available-for-sale..........................          (568,161)      (2,062,012)          (589,327)
Proceeds from maturities of investments held-to-maturity.............           995,449        1,524,670          2,175,780
Proceeds from maturities of investments available-for-sale...........           807,037          854,898            161,477
Proceeds from sales of investments available-for-sale................           122,037        1,500,504            546,728
Net decrease in Federal funds sold and
   securities purchased under agreements to resell...................           468,487          210,243            203,693
Purchases of premises and equipment..................................           (90,085)        (101,469)          (125,216)
Proceeds from sales and paydowns on other
   real estate owned.................................................            12,896           31,465             66,834
Other, net...........................................................            33,493          141,063             11,303
                                                                           ------------     ------------       ------------
  NET CASH PROVIDED BY (USED IN) INVESTING
    ACTIVITIES.......................................................        (2,384,212)        (352,103)           545,002
                                                                           ------------     ------------       ------------

(continued)

CoreStates Financial Corp and Subsidiaries                  Page 2 of 2
CONSOLIDATED STATEMENT OF CASH FLOWS: continued
(in thousands)

                                                                                         Year Ended December 31,
                                                                             -----------------------------------------------
                                                                                 1997            1996               1995
                                                                             ------------    ------------       ------------
FINANCING ACTIVITIES
Net increase (decrease) in deposits...........................                    460,734         172,155           (660,745)
Payment for sales of deposits.................................                          -        (368,110)          (154,360)
Proceeds from issuance of long-term debt......................                  2,033,056       1,340,099            582,251
Retirement of long-term debt..................................                   (630,547)       (501,165)          (533,480)
Net increase (decrease) in short-term funds borrowed..........                  1,690,162      (1,043,856)           215,764
Cash dividends paid...........................................                   (391,781)       (328,114)          (286,565)
Purchases of treasury stock...................................                 (1,007,832)       (533,932)          (335,528)
Repurchase and retirement of common stock.....................                          -         (57,703)           (17,134)
Common stock issued under employee benefit plans..............                     62,873          87,726             99,011
Other, net....................................................                     29,757          21,360             12,655
                                                                             ------------    ------------       ------------
NET CASH PROVIDED BY (USED IN)
    FINANCING ACTIVITIES......................................                  2,246,422      (1,211,540)        (1,078,131)
                                                                             ------------    ------------       ------------
INCREASE (DECREASE) IN CASH AND DUE
    FROM BANKS................................................                    367,606        (199,856)           637,554
Cash and due from banks at January 1,.........................                  3,462,287       3,662,143          3,024,589
                                                                             ------------    ------------       ------------
CASH AND DUE FROM BANKS AT DECEMBER 31,.......................               $  3,829,893    $  3,462,287       $  3,662,143
                                                                             ============    ============       ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
    Interest..................................................               $  1,290,433    $  1,146,557       $  1,263,681
                                                                             ============    ============       ============
    Income taxes..............................................               $    193,532    $    331,940       $    284,987
                                                                             ============    ============       ============
Net cash received on interest rate swaps......................               $     54,230    $     68,103       $      7,493
                                                                             ============    ============       ============

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of CoreStates Financial Corp ("the Corporation") and all of its subsidiaries, including:
CoreStates Bank, N.A. ("CBNA"); CoreStates Bank of Delaware, N.A. ("CBD"); Congress Financial Corporation; and CoreStates Capital Corp ("CSCC"). All material intercompany transactions have been eliminated. Certain amounts in prior years have been reclassified for comparative purposes.

The Corporation is a bank holding company incorporated under the laws of the Commonwealth of Pennsylvania, primarily operating in the eastern Pennsylvania, northern Delaware and the central and southern New Jersey markets. Through its subsidiaries, the Corporation is engaged in the business of providing global and specialized banking (including international banking services), regional banking, retail credit services, trust and asset management and third party processing services to a diversified customer base.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Changes in accounting principles

Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 125"), was issued in June 1996. FAS 125 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. FAS 125 is applicable to transactions occurring after December 31, 1996, except for provisions dealing with securities lending, repurchase and dollar repurchase agreements, which are deferred by FAS 127 and became effective January 1, 1998. The adoption of FAS 125 did not, and the adoption of FAS 127 is not expected to, have a material impact on the Corporation's results of operations or financial condition.

Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128") was issued in February 1997. FAS 128, which was adopted on December 31, 1997, required entities to change the method used to compute earnings per share. Under FAS 128, basic earnings per share excludes the dilutive effect of stock options and diluted earnings per share includes the dilutive effect of stock options even if the dilutive effect is immaterial. All periods presented have been restated to comply with FAS 128.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") was adopted by the Corporation in 1996 and establishes accounting and reporting standards for stock-based employee compensation plans such as stock option and restricted stock plans ("stock-based plans"). FAS 123 defines a fair value method of accounting for measuring compensation expense for stock-based plans and encourages all entities to adopt that method of accounting. However, FAS 123 also permits entities to continue to measure compensation expense for stock-based plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees."

Under the fair value method, compensation expense would be measured as the value of an award under a stock-based plan on the date the award is granted, and would be recognized over the vesting period of the award. Under the intrinsic value method, compensation expense is measured as the excess, if any, of the market price of the stock underlying the award on the date the award is granted, over the exercise price. Under the Corporation's stock-based long-term incentive plan, awards have no intrinsic value on the date of grant as the exercise price equals the market price on that date. The Corporation did not adopt the fair value method of accounting for stock-based plans, and will continue to use the intrinsic value method to measure compensation expense.

Effective January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114") and Statement No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" ("FAS 118"). FAS 114 addresses accounting for impairment of certain loans and requires that impaired loans within the scope of FAS 114 be measured based on the present value of expected cash flows discounted at the loan's effective interest rate, or be measured at the loan's observable market price or the fair value of its collateral. FAS 118 amended the income recognition policies and clarified disclosure requirements of FAS 114. The adoption of these standards did not have an impact on CoreStates' provision for loan losses or allowance for loan losses, nor change CoreStates' methodology for recognizing income on impaired loans.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes
Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Corporation and its subsidiaries file a consolidated Federal income tax return.

Investments
Held-to-maturity securities, consisting primarily of debt securities, are carried at cost adjusted for amortization of premiums and accretion of discounts, both computed on the interest method. The Corporation has both the ability and positive intent to hold these securities until maturity. Trading account assets are carried at market value. Gains on trading account assets include both realized and unrealized gains and losses on the portfolio. All other securities are classified as available-for-sale and are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of shareholders' equity. The net unrealized gain on available-for-sale securities included in retained earnings was $31,704 at December 31, 1997 and $26,555 at December 31, 1996. Realized securities gains and losses are determined using the adjusted cost of a specific security sold.

Interest and dividends on investment securities are recognized as income when earned.

Loans
Interest on commercial loans is recognized on the daily principal amounts outstanding. Loan fees are generally considered adjustments of interest rate yields and are amortized into interest income on loans over the terms of the related loans. Interest on installment loans is principally recognized on the interest method.

Commercial loans are placed on a non-accrual status, generally recognizing interest as income when received, when, in the opinion of management, the collectability of principal or interest payments becomes doubtful or when such payments are 90 days or more past due, unless the loan is well secured and in the process of collection. The deferral or non-recognition of interest does not constitute forgiveness of the borrower's obligation.

Consumer loans, excluding residential mortgage loans and credit card loans, are charged off after reaching 120 days past due. Residential mortgage loans are placed on non-accrual status after reaching 120 days past due and are written down to the fair value of underlying collateral at that time. Credit card loans are charged off after reaching 150 days past due. Prior to the second quarter of 1996, credit card loans were charged off after reaching 180 days past due.

Loans classified as held for sale are included in other assets and are carried at their net realizable value.

Other real estate owned
When a property is acquired through foreclosure of a loan secured by real estate, that property is recorded at the lower of the cost basis in the loan or the estimated fair value of the property less estimated disposal costs. Writedowns at the time of foreclosure are charged against the allowance for loan losses. Subsequent writedowns for changes in the fair value of the property are charged to other non-financial expense.

Allowance for loan losses
The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Factors included in management's determination of an adequate level of allowance for loan losses are a statistical analysis of historical loss levels throughout an economic cycle and one year of projected charge-offs, establishing a minimum level below which the allowance for loan losses is considered inadequate and a maximum level above which is considered inappropriate. A quarterly evaluation of loss potential on specific credits, products, industries, portfolios and markets, as well as indicators for loan growth, the economic environment and concentrations assist in validating the position of the allowance for loan losses within those boundaries. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Corporation adopted FAS 114 effective January 1, 1995. Under FAS 114, the allowance for loan losses related to "impaired loans" is based on discounted cash flows using the impaired loan's initial effective interest rate as the discount rate, or the fair value of the collateral for collateral dependent loans. A loan is impaired when it meets the criteria to be placed on non-accrual status or is a renegotiated loan. Loans which are evaluated for impairment pursuant to FAS 114 are assessed on a loan-by-loan basis, and include only commercial non-accrual and renegotiated loans. Large groups of smaller balance homogeneous loans, such as commercial loans less than $250 and credit cards, lease financing receivables, loans secured by first and second liens on residential properties, and other consumer loans are evaluated collectively for impairment.

Additions to the allowance arise from the provision for loan losses charged to operations or from the recovery of amounts previously charged off. Loan charge-offs reduce the allowance. Loans are charged off when there has been permanent impairment of the related carrying values.

Premises and equipment
Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed, generally, on the straight-line method at rates based on the following range of lives: buildings - 10 to 45 years; equipment - 3 to 12 years; and leasehold improvements - 3 to 15 years.

Intangible assets (included in other assets)

Goodwill and other acquired intangibles, such as core deposits, are amortized over the estimated periods to be benefited generally ranging from 5 to 25 years. An impairment review is performed periodically on these assets.

Retirement plans
The Corporation maintains non-contributory defined benefit pension plans for substantially all employees. Benefits are primarily based on the employee's years of credited service, average annual salary and primary social security benefit, as defined in the plans. It is the Corporation's policy to fund the plans on a current basis to the extent deductible under existing tax regulations.

The Corporation provides postretirement health care and life insurance benefits for substantially all retired employees. In order to participate in the health care plan, an employee must retire with at least 10 years of service. The postretirement health care plan is contributory, with retiree contributions based on years of service. It is the Corporation's policy to fund these plans on a current basis to the extent deductible under existing tax regulations.

Employee Stock Ownership Plan ("ESOP")
Compensation expense in 1996 and 1995 was recognized based on the average fair value of shares committed to be released to employees. Effective January 1, 1997, the ESOP was combined with the Corporation's 401(k) Savings Plan. The remaining shares in the ESOP will be released to substantially all employees of the Corporation and compensation expense will be recorded as a portion of the Corporation's match of employee contributions to the 401(k) Savings Plan. Shares are released based on the fair value of the shares at the date the compensation expense is recorded.

Foreign exchange/currency
Forward exchange contracts are valued at current rates of exchange. Gains or losses on forward exchange contracts intended to hedge an identifiable foreign currency commitment, if any, are deferred and included in the measurement of the related foreign currency transaction. All other gains or losses on forward exchange contracts are included in fees for international services.

Currency gains and losses in connection with non-dollar denominated loans and deposits, which are included in interest income and expenses, are recognized pro rata over the contract terms. Foreign currency translation adjustments are recorded directly to retained earnings. The cumulative foreign currency translation gain (loss) was $3,100, $3,848 and $(1,600) at December 31, 1997, 1996 and 1995, respectively.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Derivative interest rate contracts
The Corporation uses various interest rate contracts such as, interest rate swaps, futures, forward rate agreements, caps and floors, tender option bonds, Treasury float agreements, and forward commitments to purchase and sell loans and securities, primarily to manage the interest rate risk of specific assets, liabilities or anticipated transactions, to manage interest rate risk in securities trading positions and to provide for the needs of its customers. For contracts held for purposes other than trading, gains or losses are deferred and recognized as adjustments to interest income or expense of the underlying assets or liabilities and the interest differentials are recognized as adjustments of the related interest income or expense. Gains or losses resulting from early terminations of these contracts are deferred and amortized over the remaining term of the underlying assets or liabilities. Any fees received or disbursed which represent adjustments to the yield on interest rate contracts are capitalized and amortized over the term of the interest rate contracts. If the underlying assets or liabilities related to a derivative matures, is sold, extinguished, or terminates, the amount of the previously unrecognized gain or loss is recognized at that time in the consolidated income statement.

The Corporation's trading and customer-related derivative positions mostly include tender option bonds, Treasury float agreements, and forward commitments to purchase and sell loans and securities, and interest rate caps, floors, and swaps. Gains and losses and net interest spread earned on these products are generally included in non-interest income. Treasury float agreements represent purchased option contracts. Forward commitments to purchase and sell loans and securities consist primarily of forward commitments to sell mortgage-backed securities, which are used to hedge mortgage loans held in the trading account. These commitments are marked to fair value with unrealized gains and losses recorded in income from trading activities. Contracts held or issued for customers are valued at market with gains or losses included in income from trading activities.

Earnings per common share
Basic earnings per common share for all periods presented are calculated by dividing net income by weighted average common shares outstanding. Diluted earnings per share for all periods presented are calculated by dividing net income by the sum of weighted average common shares outstanding and potentially dilutive shares (primarily stock options). For purposes of computing earnings per share, only shares committed to be released and shares allocated in the ESOP are considered outstanding. Unless otherwise noted, all "per share" amounts are on a diluted basis.

Treasury stock
The purchase of the Corporation's common stock is recorded at cost. At the date of subsequent reissuance, the treasury stock account is reduced by the cost of shares reissued on a last-in-first-out basis.

Cash dividends declared per share
Cash dividends declared per share for the periods prior to the acquisition of Meridian Bancorp, Inc. ("Meridian") on April 9, 1996, assume that the Corporation would have declared cash dividends equal to the cash dividends per share actually declared by the Corporation.

2.   MERGERS AND ACQUISITIONS

Pending merger

On November 18, 1997, the Corporation entered into an Agreement and Plan of Mergers (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of the Corporation into First Union Corporation ("First Union"). Pursuant to the Merger Agreement, each outstanding share of the Corporation's common stock would be converted into 1.62 shares of First Union's common stock (the "Exchange Ratio"), subject to possible adjustment under certain circumstances.

The Merger is intended to be accounted for as a pooling of interests. Consummation of the Merger is subject to various conditions, including: (i) receipt of the approval of the Merger Agreement by the Corporation's and First Union's stockholders, and approval by First Union's stockholders of an amendment to First Union's Articles of Incorporation to increase the number of authorized shares of First Union's common stock from 750,000,000 to 2,000,000,000, which such approvals were obtained on February 27, 1998; (ii) receipt of requisite regulatory approvals from the Board of Governors of the Federal Reserve System and other federal and state regulatory authorities; (iii) receipt of opinions as to the tax and accounting treatment of certain aspects of the Merger; (iv) listing, subject to notice of issuance, of First Union's common stock to be issued in the Merger; and (v) satisfaction of certain other conditions.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

2.  MERGERS AND ACQUISITIONS - continued

The Merger Agreement may be terminated under certain circumstances, including by the Corporation's Board of Directors by giving notice to First Union if either
(x) both (i) the average closing price of First Union's common stock for the ten full trading days ending on the date the Federal Reserve Board approves the Merger (the "Average Closing Price") is less than the product of the closing price of First Union's common stock (the "Starting Price") on the first full trading day after public announcement of execution of the Merger Agreement (the "Starting Date") and 0.85, and (ii) the number obtained by dividing the Average Closing Price by the Starting Price is less than the number obtained by (a) dividing the weighted average of the closing prices of a specified group index of bank stocks during the above-mentioned ten-day period by the weighted average closing prices of such bank stocks on the Starting Date and (b) subtracting 0.15, or (y) the Average Closing Price is less than the product of the Starting Price and 0.75. In the event CoreStates gives notice of its intent to terminate the Merger Agreement pursuant to the conditions set forth in the preceding sentence, First Union may determine, in its sole discretion, to increase the Exchange Ratio to eliminate the Corporation's right to terminate the Merger Agreement.

A summary of selected unaudited historical financial information for First Union for the three years ended December 31, 1997 follows (in millions, except per share):


                                                             Year ended December 31,
                                                     --------------------------------------
                                                        1997           1996         1995
                                                     ----------     ----------   ----------
Net interest income..............................        $5,743       $ 5,465      $ 5,128
Provision for losses on loans....................           840           449          258
Non-interest income..............................         3,396         2,636        2,176
Non-financial expenses...........................         5,589         5,153        4,657
Provision for income taxes.......................           814           875          848
Net income.......................................         1,896         1,624        1,541
Per common share:
   Net income - basic............................         $3.03         $2.61        $2.44
   Net income - diluted..........................          2.99          2.58         2.38
   Cash dividends declared.......................          1.22          1.10         0.98


Meridian acquisition
On April 9, 1996, the Corporation acquired Meridian Bancorp, Inc. ("Meridian"), a Pennsylvania bank holding company with $15.2 billion in assets and $12.1 billion in deposits. The Corporation issued approximately 81.1 million shares of common stock to shareholders of Meridian based on an exchange ratio of 1.225 shares of the Corporation's common stock for each share of Meridian common stock. On February 23, 1996, Meridian acquired United Counties Bancorporation ("United Counties"), a New Jersey bank holding company with $1.6 billion in assets in a transaction accounted for as a pooling of interests. Accordingly, the consolidated accounts of Meridian include United Counties for all periods presented.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands, except per share amounts)

2. MERGERS AND ACQUISITIONS - continued

The Meridian acquisition was accounted for under the pooling of interests method of accounting; accordingly, the consolidated financial statements include the consolidated accounts of Meridian for all periods presented. Financial information on a separate company basis for the year ended December 31, 1995 for the Corporation and Meridian (including United Counties) was as follows (in millions, except per share):

                                                                    1995
                                                        ---------------------------
                                                            The          (Unaudited)
                                                        Corporation       Meridian
                                                        ------------     ----------
Net interest income...............................       $ 1,488,534     $  678,391
Provision for losses on loans.....................           105,000         38,877
Non-interest income...............................           605,666        276,556
Non-financial expenses............................         1,274,398        612,695
Provision for income taxes........................           262,565        101,372
Net income........................................           452,237        202,003
Per common share:
   Net income - basic.............................              3.22           3.03
   Net income - diluted...........................              3.19           2.98
   Cash dividends declared........................              1.44           1.45


The restated consolidated statement of income for 1995 reflects a conforming accounting adjustment for Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106"). The Corporation elected to recognize immediately the January 1, 1992 transitional liability of $128,706 pre-tax, $84,946 after-tax, as the cumulative effect of a change in accounting principle in the first quarter of 1992. Meridian adopted FAS 106 on January 1, 1993, the date required under that statement. As permitted by FAS 106, Meridian elected to amortize its liability over 20 years. As permitted under pooling of interests accounting, the restated financial information is prepared as if Meridian adopted FAS 106 effective January 1, 1992 and immediately recognized the $28,827, $18,738 after-tax, transitional liability. Restated salaries, wages and benefits have been adjusted accordingly.


3.   FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires disclosure of fair value information about financial instruments, whether or not required to be recognized in the balance sheet, for which it is practicable to estimate that value. FAS 107 defines a financial instrument as cash, evidence of ownership interest in an entity, or a contractual obligation or right that will be settled with another financial instrument.

In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Fair value estimates derived through those techniques cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS - continued

The following table summarizes the carrying amount and fair value estimates of financial instruments at December 31, 1997 and 1996.


                                                                               1997                              1996
                                                                    -----------------------------    -----------------------------
                                                                      Carrying                         Carrying
                                                                     or Notional         Fair        or Notional          Fair
                                                                        Amount          Value           Amount           Value
                                                                    ------------     ------------    ------------     ------------
Assets:
Cash and short-term assets....................................      $  6,993,544     $  6,993,544    $  6,415,135     $  6,415,135
Investment securities.........................................         3,460,391        3,457,073       4,083,224        4,086,409
Trading account assets........................................           495,472          495,472         122,317          122,317
Net loans, excluding leases...................................        32,822,537       33,136,437      30,388,757       30,391,968
Loans held for sale...........................................           841,318          841,318         445,735          445,735


Liabilities:
Demand and savings deposits...................................        22,160,650       22,160,650      22,629,513       22,629,513
Time deposits, including overseas branches and subsidiaries...        12,027,240       12,226,204      11,097,643       11,321,471
Short-term borrowings.........................................         4,323,319        4,323,319       2,633,157        2,633,157
Long-term debt................................................         4,454,236        4,480,927       3,049,297        3,059,173

Off-balance sheet asset (liability):
Letters of credit.............................................         3,291,983          (32,920)      2,893,214          (28,931)
Commitments to extend credit..................................        23,875,236          (28,581)     19,569,566          (21,204)
Mortgage loans sold and loan servicing
    acquired with recourse....................................           299,322           (8,559)        361,410           (9,637)
Derivative financial instruments..............................        22,896,165          147,582      20,173,225           96,629


Fair value estimates, methods, and assumptions for the Corporation's financial instruments are set forth below:

Cash and due from banks and short-term instruments The carrying amounts reported in the balance sheet for cash and due from banks and short-term instruments approximate their fair values. Short-term instruments include: time deposits; Federal funds sold; and securities purchased under agreements to resell, all of which generally have original maturities of less than 90 days.

Investment securities Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Trading account assets Fair values for the Corporation's trading account assets, which also are the amounts recognized in the balance sheet, are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or are derived from pricing models or formulas using discounted cash flows.

Loans Fair values are estimated for loans in groups with similar financial and risk characteristics. Loans are segregated by type including: commercial and industrial; commercial real estate; residential real estate; credit card and other consumer; financial institutions; factoring receivables; and foreign. Each loan type is further segmented into fixed and variable rate interest terms and by performing and non-performing categories in order to estimate fair values.

The fair value of fixed-rate performing loans is calculated by discounting scheduled principal and interest cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan type at December 31, 1997 and 1996. The estimate of maturity is based on the Corporation's historical experience with repayments for each loan type, modified by an estimate of the effect of current economic and lending conditions. For performing residential mortgage loans, fair value is estimated by referring to secondary market source pricing.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS - continued

For credit card loans, cash flows and maturities are estimated based on contractual interest rates and historical experience and are discounted using secondary market rates adjusted for differences in servicing and credit costs. This estimate does not include the benefit that relates to cash flows which could generate from new loans to existing cardholders over the remaining life of the portfolio.

For variable rate loans that reprice frequently and which have experienced no significant change in credit risk, fair values are based on carrying amounts.

Fair value for non-performing loans is based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding cash flows and discount rates are determined using available market information and specific borrower information.

Deposit liabilities The fair values disclosed for demand deposits (non-interest bearing checking accounts, NOW accounts, savings accounts, and money market accounts) are, by FAS 107 definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates offered on certificates at December 31, 1997 and 1996, respectively, to an estimate of aggregate expected maturities for those certificates of deposit.

The estimated fair values do not include the benefit that results from funding provided by core deposit liabilities as compared to the cost of borrowing funds in the financial markets.

Short-term funds borrowed The carrying amounts of Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term borrowings approximate their fair values.

Long-term debt The fair values for long-term debt are based on quoted market prices where available. If quoted market prices are not available, fair values are estimated using discounted cash flow analyses based on the Corporation's borrowing rates at December 31, 1997 and 1996 for comparable types of borrowing arrangements.

Off-balance sheet derivative financial instruments and commitments Fair values for the Corporation's futures, forwards, interest rate swaps, options, interest rate caps and floors, foreign exchange contracts, tender option bonds and Treasury float contracts are based on quoted market prices (futures); current settlement values (forwards); quoted market prices of comparable instruments (foreign currency exchange contracts); or, if there are no directly comparable instruments, on pricing models or formulas using current assumptions (interest rate swaps, interest rate caps and floors, tender option bonds, Treasury float contracts and options). The fair value of commitments to extend credit, other than credit card lines, is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The value of commitments to extend credit under credit card lines is embodied in the benefit that relates to estimated cash flows from new loans expected to be generated from existing cardholders over the remaining life of the portfolio.

The fair value of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties.


4.  LOAN PORTFOLIO

For a breakdown of the loan portfolio by type of loan and for information on non-performing loans, refer to Supplemental Financial Data under the captions Loan Portfolio and Non-Performing Assets (pages 92 and 93).

The Corporation has traditionally maintained limits on industry, country and borrower concentrations as a way to diversify and manage credit risk. The Corporation manages industry concentrations by applying limits to a family of industries that have common risk characteristics.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

4.  LOAN PORTFOLIO - continued

At December 31, 1997 and 1996, the Corporation had loans totaling $125,224 and $110,948, respectively, to its officers, directors and companies in which the directors had a 10% or more voting interest. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectability. The 1997 additions and reductions were $373,282 and $359,006, respectively.

Included in other assets at December 31, 1997 and 1996 were $841,000 and $446,000, respectively, of loans held for sale and carried at lower of cost or market.

The book value of real estate loans transferred to other real estate owned during 1997, 1996 and 1995 was $8,563, $19,536, and $29,337, respectively.

The following presents information on derivative financial instruments used to manage interest rate risk associated with loans:

                                                        1997                    1996
                                                    ------------           ------------
At December 31,
   Notional value.........................           $6,283,000             $ 9,118,000
   Unrealized gains.......................               71,000                  64,000
   Unrealized losses......................                6,000                  19,000
Effect on loan yield for the
years ended December 31,
   From...................................                 8.78%                  8.92%
   To.....................................                 8.89                   9.03


CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

5.  INVESTMENT SECURITIES

The carrying and fair values of investment securities at December 31, 1997 and 1996 were as follows:

                                                                           Gross             Gross
                                                        Amortized        Unrealized        Unrealized          Fair
                                                           Cost            Gains            Losses             Value
                                                       -----------      -----------      -----------        -----------
1997
----
Held-to-Maturity
----------------
U.S. Treasury and
    Government agencies........................        $   379,968          $ 3,076         $    793        $   382,251
State and municipal............................            292,119            8,247              194            300,172
Mortgage-backed................................            156,047              175              499            155,723
Other:
    Domestic...................................            473,738              146           13,476            460,408
    Foreign....................................             49,265                -                -             49,265
                                                       -----------          -------         --------        -----------
       Total held-to-maturity..................        $ 1,351,137          $11,644         $ 14,962        $ 1,347,819
                                                       ===========          =======         ========        ===========
Available-for-Sale
------------------
U.S. Treasury and
    Government agencies........................        $ 1,149,771          $ 5,286         $    751        $ 1,154,306
State and municipal............................             43,279              493               90             43,682
Mortgage-backed................................            439,653            4,098            2,072            441,679
Other:
    Domestic...................................            347,556           10,024              394            357,186
    Foreign....................................             80,197           32,886              682            112,401
                                                       -----------          -------         --------        -----------
       Total available-for-sale................        $ 2,060,456          $52,787         $  3,989        $ 2,109,254
                                                       ===========          =======         ========        ===========
1996
----
Held-to-Maturity
----------------
U.S. Treasury and
    Government agencies........................        $   362,736          $ 3,501         $    815        $   365,422
State and municipal............................            366,012            8,548               95            374,465
Mortgage-backed................................            463,796               52            1,023            462,825
Other:
    Domestic...................................            442,082              340            7,529            434,893
     Foreign...................................             54,432              224               18             54,638
                                                       -----------          -------         --------        -----------
       Total held-to-maturity..................        $ 1,689,058          $12,665         $  9,480        $ 1,692,243
                                                       ===========          =======         ========        ===========
Available-for-Sale
------------------
U.S. Treasury and
    Government agencies........................        $ 1,512,966          $ 9,207         $  1,061        $ 1,521,112
State and municipal............................             59,864              468              335             59,997
Mortgage-backed................................            505,527            4,494            4,854            505,167
Other:
    Domestic...................................            186,029           14,096              939            199,186
    Foreign....................................             87,741           20,974               11            108,704
                                                       -----------          -------         --------        -----------
       Total available-for-sale................        $ 2,352,127          $49,239         $  7,200        $ 2,394,166
                                                       ===========          =======         ========        ===========


On November 15, 1995, the FASB issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", which permitted an enterprise to reassess the appropriateness of the classification of all investment securities held between November 15, 1995 and December 31, 1995. Based on its reassessment, the Corporation reclassified $1,726,739 in investment securities previously classified as held-to-maturity to the available-for-sale category. Unrealized gains on transferred investments were $12,160, unrealized losses were $8,340, and the fair value was $1,730,559.

Marketable equity securities are carried in the available-for-sale portfolio and have been written up by $42,052 at December 31, 1997 and $34,808 at December 31, 1996, the aggregate of their excess fair values over cost, through after-tax credits to retained earnings. The Corporation recorded pre-tax gains of $23,668 in 1997, $13,210 in 1996, and $ 7,654 in 1995 on sales of certain domestic equity securities. During 1997 and 1996, the Corporation recorded pre-tax gains of $4,939 and $28,656, on the exchange of certain domestic equity securities. During 1997, 1996 and 1995, the Corporation recorded pre-tax gains of $559, $18,924, and $939 on sales of foreign equity securities.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

5.  INVESTMENT SECURITIES - continued


At December 31, 1997 and 1996, there were no investments in securities of any single, non-Federal issuer in excess of 10% of shareholders' equity.

Securities with a carrying value of $1,998,066 were pledged at December 31, 1997 to secure public deposits, trust deposits, and for certain other purposes as required by law.

The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

                                                        Amortized          Fair
                                                           Cost            Value
                                                       -----------      -----------
Held-to-Maturity
----------------
Due in one year or less........................        $   245,009      $   245,032
Due after one year through five years..........            315,218          318,726
Due after five years through ten years.........            170,726          174,986
Due after ten years............................            167,196          169,758
Mortgage-backed securities.....................            156,047          155,723
                                                       -----------      -----------
                                                       $ 1,054,196      $ 1,064,225
                                                       ===========      ===========
Available-for-Sale
------------------
Due in one year or less........................        $   736,623      $   737,858
Due after one year through five years..........            565,386          569,185
Due after five years through ten years.........             63,362           63,653
Due after ten years............................             97,075           97,321
Mortgage-backed securities.....................            439,653          441,679
                                                       -----------      -----------
                                                       $ 1,902,099      $ 1,909,696
                                                       ===========      ===========

Proceeds from sales of investments in debt securities during 1997, 1996, and 1995 were $63,587, $1,411,398, and $560,022, respectively. Gross gains of $2,710 in 1997, $4,100 in 1996, and $11,180 in 1995, and gross losses of $422 in 1997,
$5,378 in 1996, and $1,894 in 1995, were realized on those sales.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

6.  REGULATORY AND CAPITAL MATTERS

The Corporation and its subsidiaries are subject to the regulations of certain Federal and state agencies including minimum risk-based and leverage capital guidelines issued by the Federal Reserve Board and Comptroller of the Currency. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

At December 31, 1997, management believes that the Corporation and its principal bank subsidiary, CBNA, meet all capital adequacy requirements to which they are subject. The following table illustrates the Corporation's and CBNA's risk-based and leverage capital ratios at December 31, 1997 and 1996:

                                                                                           Per Regulatory Guidelines
                                                                            -----------------------------------------------------
                                                         Actual                     Minimum                 "Well-Capitalized"
                                                ---------------------       ---------------------       -------------------------
                                                   Amount      Ratio          Amount       Ratio            Amount         Ratio
                                                ----------    -------       ----------    -------       ----------        -------
December 31, 1997
Tier 1 capital (a):
    Consolidated..........................      $3,756,680      8.48%       $1,771,948       4%         $2,657,922           6%
    CBNA..................................       2,901,577      6.82         1,700,741       4           2,551,111           6
Total capital (b):
    Consolidated..........................       5,306,410     11.98         3,543,897       8           4,429,871          10
    CBNA..................................       4,617,721     10.86         3,401,481       8           4,251,852          10
Tier 1 leverage ratio:
    Consolidated..........................       3,756,680      7.97         1,414,618       3           2,357,697           5
    CBNA..................................       2,901,577      6.50         1,340,100       3           2,233,499           5

December 31, 1996
Tier 1 capital (a):
    Consolidated..........................      $3,725,318      9.45%       $1,576,914       4%         $2,365,372           6%
    CBNA..................................       3,270,045      8.90         1,471,992       4           2,207,987           6
Total capital (b):
    Consolidated..........................       5,215,789     13.23         3,153,829       8           3,942,286          10
    CBNA..................................       4,206,434     11.43         2,943,983       8           3,679,979          10
Tier 1 leverage ratio:
    Consolidated..........................       3,725,318      8.46         1,321,090       3           2,201,817           5
    CBNA..................................       3,270,045      7.80         1,257,745       3           2,096,241           5

--------------------
(a) Consists primarily of common shareholders' equity and Trust Capital Securities, less goodwill and certain intangible assets.
(b) Consists of Tier 1 capital plus qualifying subordinated debt and the allowance for loan losses, within permitted limits.


The primary source of funds for cash dividend payments by the Corporation to its shareholders is dividends received from its banking subsidiaries. The approval of the Comptroller of the Currency is required for a nationally chartered bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined by national banking regulations) for that year combined with its retained net profits for the preceding two calendar years. Under this formula, CBNA can declare dividends without approval of the Comptroller of the Currency of approximately $32,000 plus an additional amount equal to CBNA's retained net profits for 1998 up to the date of any such dividend declaration. Due to the special provision for losses on credit card outstandings recorded in the fourth quarter of 1997, CBD is unable to pay dividends without prior approval of the Comptroller of the Currency.

The Federal Reserve Act requires that extensions of credit by CBNA to certain affiliates, including the Corporation, be secured by specified amounts and types of collateral, that extensions of credit to any such affiliate generally be limited to 10% of capital and surplus (as defined in that Act) and that extensions of credit to all such affiliates be limited to 20% of capital and surplus.

The Corporation's banking subsidiaries are required to maintain reserve balances with the Federal Reserve Bank. The average amount of those reserve balances for the years ended December 31, 1997 and 1996 were approximately $211,000 and $257,000, respectively.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)


7.   ALLOWANCE FOR LOAN LOSSES

The following represents an analysis of changes in the allowance for loan losses for the years ended December 31, 1997, 1996 and 1995:


                                                               1997                1996              1995
                                                            ----------          ---------         ----------
Balance at beginning of period.....................         $  710,327          $ 670,265         $  681,124
Provision charged to operating expense.............            263,000            228,767            144,002
Recoveries of loans previously charged off.........             84,301             92,985             85,226
Loan charge-offs...................................           (321,196)          (281,690)          (240,087)
Allowance for loans designated as held for sale....           (102,000)                 -                  -
                                                            ----------          ---------         ----------
Balance at end of period...........................         $  634,432          $ 710,327         $  670,265
                                                            ==========          =========         ==========

The following presents information on loans that are considered impaired under FAS 114:


At December 31,                                                1997                1996              1995
                                                            ----------          ---------         ----------
Recorded investment in impaired loans..............         $183,978            $183,330
Impaired loans against which a portion
    of the allowance for loan losses is
    specifically allocated.........................          130,614              74,609
Amount of allowance for loan losses
    specifically allocated to impaired loans.......           46,436              15,105
For the years ended December 31,
Average recorded investment in impaired
    loans..........................................          173,375             197,854           $257,746
Interest income recognized on impaired
    loans..........................................           15,075               8,977             14,354


8.   PREMISES AND EQUIPMENT

Premises and equipment on the consolidated balance sheet is presented net of accumulated depreciation and amortization of $536,137 and $667,412 at December 31, 1997 and 1996, respectively. Depreciation and amortization of premises and equipment for the years ended December 31, 1997, 1996, and 1995, was $87,606, $95,897, and $98,033, respectively.


9.   OPERATING LEASES

Rental expense, reduced by sublease rental income, charged to operations was $89,300, $90,982 and $85,419 for 1997, 1996 and 1995, respectively.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)


10.   DEPOSITS

The following presents a breakdown of deposits at December 31, 1997 and 1996:

                                                            1997                 1996
                                                        ------------         ------------
Domestic:
    Non-interest bearing checking..............         $  9,252,376         $  9,330,445
    Savings, NOW and money
       market accounts.........................           12,908,274           13,299,068
    Time deposits..............................           10,582,718            9,687,887
                                                        ------------         ------------
       Total domestic deposits.................           32,743,368           32,317,400
Overseas branches and subsidiaries.............            1,444,522            1,409,756
                                                        ------------         ------------
       Total deposits..........................          $34,187,890         $ 33,727,156
                                                         ===========         ============

Domestic time deposits in denominations of $100 or more at December 31, 1997, 1996, and 1995 were:

                                                             1997            1996           1995
                                                        -----------       -----------    -----------
Commercial certificates of deposit.............          $2,489,415       $   754,437    $   695,970
Other domestic time deposits,
    principally savings certificates...........             608,968           613,126        501,058
                                                        -----------       -----------    -----------
               Total...........................          $3,098,383       $ 1,367,563    $ 1,197,028
                                                         ==========       ===========    ===========

Interest expense on domestic time deposits in denominations of $100 or more for the years ended December 31, 1997, 1996, and 1995 was:

                                                             1997           1996             1995
                                                         ---------         -------        --------
Interest expense:
    Commercial certificates of deposit.........          $  98,669         $30,857        $ 36,520
    Other domestic time deposits, principally
           savings certificates................             31,294          25,451          30,057
                                                         ---------         -------        --------
               Total...........................           $129,963         $56,308        $ 66,577
                                                          ========         =======        ========

Substantially all of the deposits of overseas branches and subsidiaries were time deposits in denominations of $100 or more for each of the three years presented.

The following presents information on derivative financial instruments used to manage interest rate risk associated with deposits:

                                                              1997                 1996
                                                           ----------           -----------
At December 31,
    Notional value.............................            $3,789,000           $ 5,314,000
    Unrealized gains...........................                30,000                50,000
    Unrealized losses..........................                 6,000                16,000
Effect on deposit interest expense for the
  year ended December 31,
    From.......................................                  3.68%                 3.62%
    To.........................................                  3.60                  3.49

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

11.   SHORT-TERM FUNDS BORROWED

Short-term funds borrowed at December 31, 1997, 1996 and 1995 include the following:

                                                                                                                  Weighted
                                                                                  Maximum         Average          Average
                                                                Balance         outstanding     outstanding       interest
                                                               at end of          during           during        rate during
                                                                  year             year(e)          year            year(f)
                                                              -----------        ----------     -----------      -----------
1997
----
Federal funds purchased (a)..........................         $ 1,422,208        $1,550,412     $   860,000           5.84%
Securities sold under agreements to repurchase (b)...             571,804           767,480         627,000           4.86
Commercial paper (c).................................             865,835         1,147,909         914,000           5.61
Other short-term funds borrowed (d)..................           1,463,472         1,507,363       1,013,000           5.71
                                                              -----------                       -----------
     Total short-term funds borrowed ................         $ 4,323,319                       $ 3,414,000           5.56
                                                              ===========                       ===========

1996
----
Federal funds purchased (a)..........................         $   532,334        $1,977,950     $   873,000           5.54%
Securities sold under agreements to repurchase (b)...             656,397           836,722         749,000           4.52
Commercial paper (c).................................             675,181         1,106,078         962,000           5.44
Other short-term funds borrowed (d)..................             769,245           842,410         374,000           4.96
                                                              -----------                       -----------
     Total short-term funds borrowed ................         $ 2,633,157                       $ 2,958,000           5.18
                                                              ===========                       ===========

1995
----
Federal funds purchased (a)..........................         $ 1,129,432        $2,060,375     $ 1,432,000           6.02%
Securities sold under agreements to repurchase (b)...             812,281           863,937         771,000           5.03
Commercial paper (c).................................           1,255,656         1,388,927       1,051,000           5.94
Other short-term funds borrowed (d)..................             479,644         1,005,699         498,000           5.33
                                                              -----------                       -----------
     Total short-term funds borrowed ................         $ 3,677,013                       $ 3,752,000           5.71
                                                              ===========                       ===========

(a) Federal funds purchased generally represent the overnight Federal funds transactions of banking subsidiaries with correspondent banks.

(b) Securities sold under agreements to repurchase usually mature within one to thirty days or are due on demand.

(c) Commercial paper issued by CSCC is used to finance the short-term borrowing requirements of certain banking-related activities. Commercial paper is issued with maturities of not more than nine months and there are no provisions for extension, renewal or automatic rollover.

     At December 31, 1997, the Corporation had a $700,000 revolving credit facility from unaffiliated banks. The facility was established in support of commercial paper borrowings, Medium Term Note (see Note 12) issuance and general corporate purposes. Unless extended by the Corporation in accordance with the terms of the facility agreement, the facility expires February 2000. There were no borrowings under this facility at December 31, 1997. The interest rate charged for usage of these lines varies with money market conditions.

(d) Other short-term funds borrowed include term Federal funds purchased, short-term Bank Notes and demand notes payable to the U.S. Treasury.

(e)  Represents the maximum amount outstanding at any month end during the year.

(f) The weighted average interest rate is calculated primarily on a daily average of short-term funds borrowed.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

12.    LONG-TERM DEBT

Long-term debt at December 31, 1997 and 1996 includes the following:

                                                                  1997            1996
                                                              -----------      -----------
CoreStates Financial Corp:
6 5/8% Notes due 2000 (a)..............................       $   150,000      $   150,000
7 7/8% Subordinated Notes due 2002 (b).................           100,000          100,000
8 5/8% Mortgages due 2001..............................             5,963            6,603
Unamortized Discounts..................................              (221)            (271)
                                                              -----------      -----------
                                                                  255,742          256,332
                                                              -----------      -----------
CSCC:
6 3/4% Guaranteed Subordinated
  Notes due 2006 (c)...................................           200,000          200,000
5 7/8% Guaranteed Subordinated
  Notes due 2003 (c)...................................           200,000          200,000
6 5/8% Guaranteed Subordinated
  Notes due 2005 (c)...................................           175,000          175,000
9 5/8% Guaranteed Subordinated
  Notes due 2001 (c)...................................           150,000          150,000
9 3/8% Guaranteed Subordinated
  Notes due 2003 (c)...................................           100,000          100,000
Medium Term Notes (d)..................................         1,641,000        1,509,000
Unamortized Discounts..................................            (4,003)          (4,990)
                                                              -----------      -----------
                                                                2,461,997        2,329,010
                                                              -----------      -----------
Trust Capital Securities:
8% Trust Capital Securities due 2026 (e)...............           300,000          300,000
Libor + .57% Trust Capital Securities due 2027 (f).....           300,000                -
Libor + .65% Trust Capital Securities due 2027 (f).....           150,000                -
Unamortized Discounts..................................            (5,872)          (6,491)
                                                              -----------      -----------
                                                                  744,128          293,509
                                                              -----------      -----------
Other subsidiaries:`
Libor + .05% Eurodollar Notes due 2002 (g).............           500,000                -
Bank Note Program (h)..................................           232,130                -
6 5/8% Subordinated Notes due 2003 (i).................           150,000          150,000
Federal Home Loan Bank Borrowings (j)..................           100,000            2,888
Various other..........................................            12,488           18,175
Unamortized Discounts..................................            (2,249)            (617)
                                                              -----------      -----------
                                                                  992,369          170,446
                                                              -----------      -----------
Total long-term debt (k)...............................        $4,454,236       $3,049,297
                                                              ===========      ===========

  (a) The Notes are unsecured and senior in right of payment to all subordinated indebtedness of the Corporation. The Notes are not redeemable by the Corporation or the holders prior to the maturity date and are not entitled to the benefit of any sinking fund.

  (b) The Notes are unsecured and subordinate in right of payment to all present and future senior indebtedness of the Corporation. The Notes are not redeemable by the Corporation or the holders prior to the maturity date and are not entitled to the benefit of any sinking fund.

  (c) The Notes are not subject to redemption prior to maturity and are unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by the Corporation. The Notes are subordinated to all existing and future senior CSCC indebtedness and the guarantee is subordinated to all outstanding senior Corporation indebtedness.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

12.  LONG-TERM DEBT - continued

(d) CSCC can issue Medium Term Notes (Senior and Subordinated) with maturities of nine months or greater from date of issue. The interest rate or interest rate formula on each Note is established by CSCC at the time of issuance. The Senior Notes are unconditionally guaranteed as to payment of principal and interest by the Corporation. The Subordinated Notes are unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by the Corporation. The Subordinated Notes are subordinated to all existing and future senior CSCC indebtedness and the guarantee is subordinated to all existing and future senior Corporation indebtedness. At December 31, 1997, $1,641,000 of debt is outstanding with maturities up to five years. Interest rates are predominately variable.

      Under an existing shelf registration statement filed with the Securities and Exchange Commission, the Corporation had debt and capital securities that were registered but unissued of approximately $579,000 at December 31, 1997.

(e) The Trust Capital Securities evidence a preferred ownership interest in a trust, of which 100% of the common equity is owned by CBNA. The Trust Capital Securities are unconditionally guaranteed by CBNA. The proceeds from issuance of the Trust Capital Securities are invested in 8% Junior Subordinated Deferrable Interest Debentures of CBNA due 2026. These Subordinated Debt Securities have provisions enabling certain actions such as redemption or the deferment of the semiannual payments of interest, which will impact the Trust Capital Securities. CBNA may redeem the Subordinated Debt Securities in whole or in part, on or after December 15, 2006. In addition, Subordinated Debt Securities may be redeemed by CBNA at any time upon the occurrence of certain events. In the event of such a redemption of the Subordinated Debt Securities, the proceeds of such payment or repayment shall concurrently be applied to redeem the Trust Capital Securities.

(f) The Trust Capital Securities evidence a preferred ownership interest in a trust, of which 100% of the common equity is owned by CBNA. The Trust Capital Securities are unconditionally guaranteed by CBNA. The proceeds from issuance of the Trust Capital Securities are invested in Floating Rate Junior Subordinated Deferrable Interest Debentures of CBNA due 2027. These Subordinated Debt Securities have provisions enabling certain actions such as redemption or the deferment of the semiannual payments of interest, which will impact the Trust Capital Securities. CBNA may redeem the Subordinated Debt Securities in whole or in part, on or after February 15, 2007 and January 15, 2007 for the $300,000 and $150,000 Trust Capital Securities, respectively. In addition, Subordinated Debt Securities may be redeemed by CBNA at any time upon the occurrence of certain events. In the event of such a redemption of the Subordinated Debt Securities, the proceeds of such payment or repayment shall concurrently be applied to redeem the Trust Capital Securities.

(g) On October 3, 1997, CSCC and CBNA applied to list up to $4.0 billion of debt securities ("the Programme") on the Luxembourg Stock Exchange. Under this Programme, CSCC and CBNA may each issue up to $2.0 billion of debt securities ("the Notes") with maturities from 30 days to 30 years. The Notes are direct, unconditional and unsecured general obligations of the relevant issuer. On October 29, 1997, CBNA issued $500 million 5 year floating rate notes under the Programme.

(h) On November 7, 1997, CBNA and CBD established a $3.0 billion Senior and Subordinated Bank Note program ("the Bank Note Program") which accommodates subordinated debt issuance with maturities up to 30 years. In the fourth quarter of 1997, CBNA issued $232 million in senior notes with maturities ranging from one to two years.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

12.  LONG-TERM DEBT - continued


(i) The Notes were issued by CBNA and are unsecured and subordinate to the claims of depositors and other creditors. The Notes are not redeemable by CBNA or the holders prior to the maturity date and are not entitled to the benefit of any sinking fund.

(j) The borrowing matured in January 1998 and carries a fixed interest rate of 5.63%. These borrowings require membership in the Federal Home Loan Bank of Pittsburgh and the maintenance of available collateral with a fair value which approximates the total amount of the outstanding debt.

 (k) The consolidated aggregate maturities for long-term debt for the years ending December 31, 1998 through 2002 are: $758,417; $831,982; $390,590;
      $298,477, and $599,782, respectively.


The following presents information on derivative financial instruments used to manage interest rate risk associated with long-term debt:


                                                             1997                  1996
                                                          ----------            -----------
At December 31,
    Notional value.............................           $1,531,000            $ 1,019,000
    Unrealized gains...........................               34,000                 16,000
    Unrealized losses..........................                7,000                 13,000
Effect on long-term debt cost for
   the years ended December 31,
    From.......................................                 6.64%                  6.53%
    To.........................................                 6.50                   6.38


CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

13.  RETIREMENT AND BENEFIT PLANS

The fair value of the assets in the Corporation's defined benefit pension plans exceeded the projected benefit obligation by $126,512 at December 31, 1997, based on current and estimated future salary levels. The excess of the fair value of plan assets is reconciled to the accrued pension cost included in other liabilities as follows:


                                                                                December 31,
                                                                       ----------------------------
                                                                          1997               1996
                                                                       ----------         ---------
Plan assets at fair value(a).................................          $1,046,610         $ 902,947
                                                                       ----------         ---------
   Present value of benefit obligation:
   Accumulated benefits based on salaries to date, including
     vested benefits of $753,667 in 1997 and $667,536
     in 1996.................................................             776,522           688,102
   Additional benefits based on estimated future salary levels            143,576           157,687
                                                                      -----------         ---------
Projected benefit obligation.................................             920,098           845,789
                                                                      -----------         ---------
Amount the fair value of plan assets exceeds
   the projected benefit obligation at December 31,..........             126,512            57,158
Reconciliation:
   Unrecognized prior service cost...........................              15,278            30,770
   Unrecognized net asset from date of initial application...             (13,685)          (20,016)
   Net deferred actuarial gain...............................            (156,939)          (91,835)
                                                                       ----------          --------
Accrued pension expense included in other liabilities                  $  (28,834)         $(23,923)
                                                                       ==========          ========

---------------
(a) Primarily U.S. Government securities, U.S. agency securities, fixed income securities, common stock, and commingled funds managed by subsidiary banks.

Net pension cost for the years ended December 31, 1997, 1996 and 1995 included the following expense (income) components:


                                                                       1997              1996            1995
                                                                    ----------        ----------       ---------
Service cost benefits earned during the period..............        $   20,963        $   29,020       $  24,492
Interest cost on projected benefit obligation...............            63,290            60,793          54,497
Actual return on plan assets................................          (183,388)         (121,868)       (162,143)
Net amortization and deferral...............................           105,847            53,887          96,484
                                                                    ----------        ----------       ---------
     Net pension cost.......................................        $    6,712        $   21,832       $  13,330
                                                                    ==========        ==========       =========

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation for the Corporation was 7.25% and 7.5%, respectively, at December 31, 1997 and 1996. The rate of increase on future compensation levels was 5.0% in both 1997 and 1996. The expected long-term rate of return on plan assets was 9.0% in 1997, 8.5% in 1996, and 7.5%
- 9.5% in 1995.

The Corporation sponsors a 401(k) savings plan for substantially all its employees whereby the Corporation may make matching contributions equal to a percentage of the contribution made by participants. Contribution expense related to the savings plan for the employer's match was $20,964 in 1997, $18,955 in 1996, and $18,192 in 1995.

The ESOP is a leveraged plan funded through a direct loan from the Corporation. The ESOP has acquired a total of 2,515,000 shares of common stock for distribution to eligible employees ratably over a 20 year period. Compensation cost has been recognized based on the fair market value of the shares committed to be released to employees. Total compensation cost recognized was $5,378 in 1996 and $3,600 in 1995. Dividends on allocated shares are paid to participants and are charged to retained earnings. Dividends on unallocated shares are used by the ESOP to reduce its loan. Effective January 1, 1997 the ESOP was combined with the Corporation's 401(k) savings plan and expense related to the ESOP of $7,269 for 1997 was included in the 401(k) savings plan employer's match.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

13.  RETIREMENT AND BENEFIT PLANS - continued

The Corporation and its subsidiaries provide postretirement health care and life insurance benefits for substantially all retired employees. Postretirement benefits are provided through an insurance company whose premiums are based on the benefits paid during the year. The postretirement health care plan is contributory, with retiree contributions based on years of service.

The liability for postretirement benefits included in other liabilities at December 31, 1997 and 1996 was as follows:


                                                                                    1997               1996
                                                                                 ----------         ----------
Accumulated postretirement benefit obligation:
   Retirees.............................................................         $ (56,396)         $ (68,702)
   Fully eligible active plan participants..............................            (2,597)            (1,827)
   Other active plan participants.......................................           (42,211)           (29,748)
                                                                                 ---------          ---------
Accumulated postretirement benefit obligation...........................          (101,204)          (100,277)
Plan assets at fair value (a)...........................................            62,553             52,591
                                                                                 ---------          ---------
Unfunded obligation at December 31,.....................................           (38,651)           (47,686)
Unrecognized prior service cost.........................................           (43,433)           (45,239)
Unrecognized net gain...................................................           (45,984)           (51,157)
                                                                                 ---------          ---------
Accrued postretirement benefit obligation included in other liabilities          $(128,068)         $(144,082)
                                                                                 =========          =========

------------------
(a)  Primarily municipal bonds and short-term investments.

Net periodic postretirement benefit cost for the years ended December 31, 1997, 1996 and 1995 included the following expense (income) components:


                                                                      1997             1996               1995
                                                                     -------         -------            -------
Service cost benefits earned during the period............           $ 2,482         $ 2,769            $ 3,044
Interest cost on accumulated postretirement
    benefit obligation....................................             7,103           7,947             11,932
Actual return on plan assets..............................            (1,770)         (1,527)            (1,107)
Net amortization and deferral.............................            (7,223)         (6,069)            (1,436)
                                                                     -------         -------            -------
Net periodic postretirement benefit cost..................           $   592         $ 3,120            $12,433
                                                                     =======         =======            =======

For measurement purposes, the rate of increase in the per capita cost of covered health care benefits was assumed to be 5.5% per year and remains at that level until a predetermined benefit cap is reached. This fixed dollar cap was established as the per capita projected cost level in 1997 associated with the Corporation's indemnity medical plan. The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $4,355 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $386.

The expected long-term rate of return on plan assets was 6.0%. The weighted-average discount rate used in determining the Corporation's accumulated postretirement benefit obligation was 7.25% and 7.5%, respectively, at December 31, 1997 and 1996.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

14.  LONG-TERM INCENTIVE PLAN

The Corporation has outstanding options granted under the Corporation's long-term incentive plan (the "Plan"). As provided in the Plan, a variety of incentives can be issued to eligible participants including restricted stock awards, incentive stock options, non-qualified stock options, or stock appreciation rights. Meridian and United Counties had maintained similar plans. Options granted under those plans were assumed by the Corporation upon consummation of their respective acquisitions. The Plan provides for a maximum number of options available to be granted each year equal to 1.5% of outstanding common shares as of January 1 of that year. Options under the Plan are granted to purchase the Corporation's common shares at market value on the date of grant and are exercisable one year from the date of grant for a period not exceeding ten years from the date of grant. Stock appreciation rights may be granted in conjunction with the granting of an option.

Information on option activity for 1997 and 1996 follows:


                                                                  1997                                       1996
                                                   ---------------------------------------------------------------------------------

                                                   Shares under         Weighted-Average       Shares Under        Weighted-Average
                                                      Option             Exercise Price           Option            Exercise Price

                                                   ------------         ----------------     --------------       ------------------

Balance at beginning of year.............            5,789,064             $29.98              8,581,554             $23.86
Options granted..........................            1,634,052(a)           51.50              1,968,001 (a)          41.49
Options exercised........................           (2,201,107)             28.32             (4,519,411)             23.27
Options canceled.........................             (155,110)             50.04               (241,080)             31.84
                                                   ------------                              --------------

Balance at end of year...................            5,066,899              37.00              5,789,064              29.98
                                                     =========                                 =========

Shares exercisable.......................            3,585,769              31.00              4,405,540              25.37
                                                     =========                                 =========


(a) The fair value of options granted during 1997 and 1996 was $14.5 million and $12.6 million, respectively.

The following table summarizes information about options outstanding at December 31, 1997:



                                                 Options  Outstanding                                Options Exercisable
                           ------------------------------------------------------------        ----------------------------------
                                               Weighted-Average
       Range of               Number               Remaining           Weighted-Average           Number         Weighted-Average
   Exercise Prices         Outstanding         Contractual Life         Price Exercise         Exercisable        Exercise Price
   ---------------         -----------         ----------------        ----------------        -----------       ----------------

  $ 8.20 to $19.50             195,977               2.8 years              $15.30                195,977             $15.30
  $20.53 to $29.95           2,306,766               6.2                     27.10              2,306,766              27.10
  $37.96 to $51.50           2,564,156               8.7                     47.55              1,083,026              42.16
                            ----------                                                         ----------
  $ 8.20 to $51.50           5,066,899               7.3                     37.00              3,585,769              31.00
                            ==========                                                         ==========

The Corporation uses the intrinsic value method of accounting to measure compensation expense. If the fair value method had been used to measure compensation expense, net income would have been reduced by $9.8 million, or $0.05 per share, $7.4 million, or $0.03 per share, and $7.2 million, or $0.03 per share, to $803.4 million, or $3.91 per share, $641.8 million, or $2.91 per share, and $647.9 million, or $2.88 per share, for the years ended December 31, 1997, 1996 and 1995, respectively.

The fair value of options granted in 1997, 1996 and 1995 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rates of 5.49% to 7.80%, dividend yield of 4.0%, volatility factors of the expected market price of the Corporation's common stock of .148 to .223, and a weighted-average expected life of the options of 6 years.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

14.   LONG-TERM INCENTIVE PLAN - continued

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


15. OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities which are not reflected in the financial statements. These include various financial instruments with off-balance sheet risk used in connection with the Corporation's asset and liability management, the management of interest rate risk in securities trading positions and to provide for the needs of customers. These involve varying degrees of credit, interest rate and liquidity risk, but do not represent unusual risks for the Corporation and management does not anticipate any significant losses as a result of these transactions.

Derivative Financial Instruments Held or Issued for Purposes Other Than Trading

The Corporation uses off-balance sheet derivative financial instruments, such as interest rate swaps, futures and caps, to manage interest rate risk. The Corporation's exposure to interest rate risk stems from the mismatch between the sensitivity to movements in interest rates of the Corporation's assets and liabilities and from the spread risk between the rates on those assets and liabilities and financial market rates. The use of derivatives to manage interest rate risk falls into three categories: interest sensitivity adjustments, interest rate spread protection and hedging anticipated asset sales.

Interest rate swaps and futures are generally used to lengthen the interest rate sensitivity of short-term assets and to shorten the repricing characteristics of longer term liabilities. Interest rate caps are used to manage spread risk. Interest rate caps are also used to offset the risk of upward interest rate movement on adjustable rate mortgages and other products with imbedded caps as well as to reduce the risk that interest rate spreads narrow on prime based products. Gains or losses are used to adjust the basis of the related asset or liability and interest differentials are adjustments of the related interest income or expense.

In connection with anticipated sales of longer term assets acquired through merger or generated in the loan origination process, the Corporation uses interest rate swaps, rate locks and option agreements to reduce interest rate sensitivity as the assets are readied for sale. Hedge gains or losses are used to adjust the basis of the assets held for sale.

Derivative financial instruments used in the management of interest rate risk at December 31, 1997 are summarized by category in the table on page 27. A summary of interest rate swap contracts categorized by whether the Corporation receives or pays fixed rates and stratified by repricing or maturity date is on page 30. Foreign currency derivatives used for hedging activities have not had a material impact on income or liquidity of the Corporation for any of the years presented.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

15. OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENT LIABILITIES - continued

Derivative Financial Instruments Held or Issued for Trading Purposes

In its business of providing risk management services for its customers, the Corporation purchases and sells certain derivatives including interest rate swaps, caps and floors. In addition, as part of its international business, the Corporation enters into foreign exchange contracts on behalf of customers. These contracts are matched against forward sale or purchase contracts. Customer related derivative financial instrument transactions are generally marked to market and any gains or losses are recorded in the income statement. The Corporation also holds derivatives in connection with its securities trading activities and, at times, as a position taken in the expectation of profiting from favorable movements in interest rates. These products include tender option bonds and Treasury float contracts. Included in the income statement are trading revenues from derivatives of $33,901 of which $25,531 represents net foreign exchange gains included in fees for international services.

Customer and trading related derivative financial instruments at December 31, 1997 and 1996 are summarized by type of instrument in the table on page 32.

The following is a summary of off-balance sheet commitments and derivative financial instruments as of December 31, 1997 and 1996, including fair values. See Note 3 for a discussion of fair value.



                                                                     1997                                1996
                                                        ------------------------------      ------------------------------
                                                           Notional            Fair            Notional            Fair
                                                              or              Value               or              Value
                                                         Contractual         of Asset        Contractual         of Asset
                                                             Amount        (Liability)          Amount         (Liability)
                                                        ------------       -----------      ------------       -----------
Standby letters of credit, net of participations (a)    $  1,817,591       $   (18,176)     $  1,630,621       $   (16,306)
Commercial letters of credit.......................        1,474,392           (14,744)        1,262,593           (12,625)
Commitments to extend credit (b)...................       19,332,394           (28,581)       15,396,553           (21,204)
Unused commitments under credit card lines.........        4,542,842                 -         4,173,013                 -
When-issued securities (c):
      Commitments to purchase......................           47,838                (5)            1,770                 -
      Commitments to sell..........................          106,310              (455)           75,120              (140)
Commitments to purchase/sell whole mortgage loans
   and securities (c):
       Commitments to purchase.....................           15,782                30            17,280                30
       Commitments to sell.........................           39,120            (1,254)            7,965               (70)
Mortgage loans sold and  loan servicing acquired
    with recourse (d)..............................          299,322            (8,559)          361,410            (9,637)
Interest rate futures contracts (e):
    Commitments to purchase........................        1,866,100            (1,764)        4,489,800             2,781
Commitments to purchase foreign and
    U.S. currencies (f)............................        2,240,895             4,025         1,766,122              (488)
Interest rate swaps, notional principal
    amounts (g)....................................       12,479,564            97,670         9,850,708            67,673
Interest rate caps and floors (h):
    Written........................................        1,693,886            (3,091)          908,799            (2,842)
    Purchased......................................        2,768,289            11,003         2,039,331            17,383
Tender option bonds (i)............................          849,854            37,876           148,711             5,976
Treasury float contracts (j).......................          246,781               646           270,358               682
Other derivatives..................................          541,746             2,901           597,261             5,644


CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)


15. OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENT LIABILITIES - continued

(a) Standby letters of credit ("SBLC") are used in various transactions to enhance the credit standing of the Corporation's customers and are subjected to the same risk, credit review and approval process as loans. SBLC's are irrevocable assurances that the Corporation will make payment in the event that a customer cannot perform its contractual obligations to third parties.

(b) Commitments to extend credit represent the Corporation's obligation to fund various types of loans, including home equity lines, lines of credit, revolving lines of credit and other types of commitments.

(c) The Corporation has commitments to purchase/sell mortgage-backed securities or loans with delivery at a future date but typically within 120 days. The fair value of these instruments is affected by interest rates. In a declining interest rate environment, commitments to sell mortgage-backed securities or loans will decline in value. In a rising interest rate environment, commitments to buy mortgage-backed securities or loans will decrease in value.

     Forward agreements to sell securities are used in transactions with municipalities that generally have a debt payment due in the future. Under these agreements, the Corporation agrees to deliver primarily United States Treasury securities that will mature on or before the required payment date. The type and associated interest rate of these securities is established when the agreement is entered. The primary risk associated with forward agreements is interest rate risk to the extent the required securities have not been purchased. If interest rates fall, securities yielding the higher agreed upon fixed rate will be more expensive for the Corporation to purchase.

     When-issued securities and commitments to purchase/sell whole mortgage loans and securities are entirely customer and trading-related products.

(d) The Corporation originates and sells residential mortgage loans as part of various mortgage-backed security programs sponsored by the United States government agencies or government-sponsored agencies, such as the Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Certain sales and other servicing acquired are subject to recourse provisions in the event of default by the borrower. The Corporation provides for potential losses under these recourse provisions by establishing reserves at the time of sale and evaluates the adequacy of these reserves on an ongoing basis.

(e) Exchange traded futures contracts represent agreements to exchange dollar amounts at a specified future date for interest rate differentials between an agreed interest rate and a reference rate, computed on a notional amount. Credit and market risk exist with respect to these instruments. Exchange traded futures contracts entail daily cash settlement; therefore, the credit risk amount represents a one-day receivable.

(f) Commitments to purchase foreign and U.S. currencies are primarily executed for the needs of customers. These foreign exchange contracts are structured similar to interest rate futures and forward contracts. The risk associated with a foreign exchange contract arises from the counterparty's ability to make payment at settlement and that the value of a foreign currency might change in relation to the U.S. dollar. The Corporation's exposure, if any, to counterparty failure equals the current market value of the contract, which at December 31, 1997 and 1996 was $35,257 and $27,962, respectively. Included in fees for international services are net foreign exchange gains of $25,531, $22,557, and $22,943 for the years ended December 31, 1997,
     1996 and 1995, respectively.

(g) Interest rate swaps generally represent the contractual exchange of fixed and variable rate interest payments based on a notional principal amount and an interest reference rate. Credit risk exists with respect to these instruments arising from the possible failure of the counterparty to make required payments on those contracts which are favorable to the Corporation. The Corporation's exposure to counterparty failure equals the current replacement cost of the contract. At December 31, 1997 and 1996, the replacement cost of the Corporation's interest rate swap contracts was $163,903 and $118,929, respectively. The risk of counterparty failure is controlled by limiting transactions to an approved list of counterparties and requiring collateral in certain instances. Net cash received on interest rate swaps during 1997 and 1996 totaled $54,230 and $68,103, respectively.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

15. OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENT LIABILITIES - continued

(h) Interest rate caps and floors are written by the Corporation to enable customers to transfer, modify or reduce their interest rate risk. Interest rate caps and floors are similar to interest rate swaps except that payments are made only if current interest rates move above or below a predetermined rate. The risk associated with interest rate caps and floors is an unfavorable change in interest rates. As a writer of interest rate caps and floors, the Corporation receives a premium in exchange for bearing the risk of an unfavorable change in interest rates. The Corporation generally reduces risk by entering into offsetting cap and floor positions that essentially counterbalance each other. The Corporation also enters interest rate caps to offset the risk of upward interest rate movement on assets with embedded caps as well as to limit spread risk. As a purchaser of interest rate caps, the Corporation pays a premium in exchange for the right to receive payments if interest rates rise above predetermined levels. The Corporation has also purchased interest rate floors in which the Corporation has paid a fee for the right to receive payments if rates fall below a predetermined level. Similar to interest rate swaps, credit risk exists with respect to the possible failure of the counterparty to make required payments on those contracts which are favorable to the Corporation. Exposure to counterparty failure equals the current replacement cost of the contract which totaled $11,003 and $17,383, respectively, at December 31, 1997 and 1996.

(i) Tender option bonds are instruments associated with tax-free municipal bonds. The Corporation will transfer a tax-free, fixed rate, long-term security into a trust. The trust, in turn, issues short-term securities to third parties. The trust satisfies the short-term interest payments using the interest proceeds from the municipal bond. The Corporation receives the spread between the long-term fixed interest payment and the short-term security.

(j) A Treasury float contract is created because a municipality, which has defeased a bond issue with government securities, has a mismatch in the timing of the maturity of the securities and the date the funds are needed to pay the debt service. The Corporation will pay an up-front fee for the right to sell government securities to the municipality, generally at par. The Corporation retains any profit between the sales price and the price at which the Corporation acquired the securities.


Contingent Liabilities

In the normal course of business, the Corporation and its subsidiaries are subject to numerous pending and threatened legal actions and proceedings, some for which the relief or damages sought are substantial. Management does not believe the outcome of these actions and proceedings will have a materially adverse effect on the consolidated financial position of the Corporation.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

16.  PROVISION FOR INCOME TAXES

The provision for income taxes for the years ended December 31, 1997, 1996 and 1995 consists of the following:


                                                            1997              1996            1995
                                                          --------          --------        --------
Current:
   Federal.......................................         $142,688          $344,142        $303,647
   State.........................................           14,368            20,401          24,134
                                                          --------          --------        --------
        Total domestic...........................          157,056           364,543         327,781
   Foreign.......................................           11,775            12,121           8,240
                                                          --------          --------        --------
        Total current............................          168,831           376,664         336,021
Deferred Federal and state expense...............          100,751             9,156          28,420
                                                          --------          --------        --------
        Total provision for income taxes.........         $269,582          $385,820        $364,441
                                                          ========          ========        ========


The significant components of the Corporation's deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:

                                                              1997          1996
                                                         ---------        ---------
Deferred tax assets:
    Allowance for loan losses....................         $270,169        $ 261,180
    Postretirement and postemployment benefits...           48,550           57,191
    Reserves.....................................           50,186           56,489
    Other                                                   80,135           77,181
                                                          --------        ---------
         Total deferred tax assets...............          449,040          452,041
                                                          --------        ---------

Deferred tax liabilities:
    Auto leasing portfolio.......................          136,253          142,196
    FAS 115 fair value accounting................           17,094           14,298
    Partnership investments......................            4,558            3,781
    Tax over book depreciation...................           43,711           38,446
    Affiliate income.............................           38,862           32,873
    Other                                                   70,584           71,802
                                                          --------        ---------
         Total deferred tax liabilities..........          311,062          303,396
                                                          --------        ---------
Net deferred tax assets..........................         $137,978        $ 148,645
                                                          ========        =========


At December 31, 1997, cumulative deductible temporary differences related to the deferred tax asset are approximately $1,283,000. Cumulative taxable temporary differences related to deferred tax liabilities at December 31, 1997 are estimated at $889,000.

At December 31, 1997, the Corporation has determined that it is not required to establish a valuation allowance for the deferred tax asset since it is more likely than not that the deferred tax asset of $449,040 will be realized principally through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, future taxable income and to a lesser extent, tax planning strategies. The Corporation's conclusion that it is "more likely than not" that the deferred tax asset will be realized is based on a history of growth in earnings and the prospects for continued growth, including an analysis of potential uncertainties that may affect future operating results. The Corporation will continue to review the tax criteria of "more likely than not" for the recognition of deferred tax assets on a quarterly basis.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

16.  PROVISION FOR INCOME TAXES - continued

The consolidated effective tax rates are reconciled to the statutory rate as follows:


                                                            1997            1996           1995
                                                           -----           -----          -----
Statutory rate.....................................         35.0%           35.0%          35.0%
Difference resulting from:
    Tax-exempt income..............................         (1.4)           (1.6)          (2.0)
    State, local and foreign income tax............          1.0             1.6            1.5
    Liquidation of affiliate.......................        (10.1)              -              -
    Other, net.....................................          0.4             2.3            1.2
                                                           -----           -----          -----
Effective tax rate.................................         24.9%           37.3%          35.7%
                                                           =====           =====          =====

Foreign earnings of certain subsidiaries would be taxed only upon their transfer to the United States. No transfers or dividends are contemplated at this time. Taxes payable upon remittance of such accumulated earnings of $21,323 at December 31, 1997 would approximate $7,065.

Taxes, other than income taxes, included in other operating expenses for the years ended December 31, 1997, 1996 and 1995 are $107,553, $101,109 and
$105,913, respectively.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)


17.  QUARTERLY FINANCIAL DATA (UNAUDITED)

 The following represents summarized quarterly financial data of the Corporation, which, in the opinion of management, reflects all adjustments (comprising only normal recurring accruals) necessary for a fair presentation:


                                                                            Three Months Ended
                                                 -----------------------------------------------------------------------
                                                  Dec. 31               Sept. 30             June 30            March 31
                                                 --------               --------            --------            --------
1997
Interest income...............................   $888,593               $873,034            $850,359            $817,329
                                                 ========               ========            ========            ========
Interest expense..............................   $363,676               $342,540            $316,006            $291,225
                                                 ========               ========            ========            ========
Net interest income...........................   $524,917               $530,494            $534,353            $526,104
                                                 ========               ========            ========            ========
Provision for losses on loans.................   $120,000(a)            $ 50,000            $ 50,000            $ 43,000
                                                 ========               ========            ========            ========
Securities gains..............................   $ 6,254                $  5,023            $  5,015            $  4,819
                                                 ========               ========            ========            ========
Net income ...................................   $216,626(b)(c)         $198,814            $199,726            $198,113
                                                 ========               ========            ========            ========
Net income per common share:
   Basic......................................      $1.09                  $1.00               $0.97               $0.94
                                                 ========               ========            ========            ========
   Diluted....................................       1.08                   0.98                0.97                0.93
                                                 ========               ========            ========            ========
Average common shares outstanding:
   Basic......................................    197,920                199,817             204,982             211,276
                                                 ========               ========            ========            ========
   Diluted....................................    200,416                202,704             206,712             213,162
                                                 ========               ========            ========            ========
Common stock price information:
   High.......................................  $81   3/8              $68 13/16             $57 7/8             $55
   Low........................................   65 11/16               53   1/4              46 1/2              47 1/2
   Quarter-end................................   80   1/2               66  3/16              53 3/4              47 1/2

1996
Interest income...............................   $835,649               $823,082            $815,755            $823,718
                                                 ========               ========            ========            ========
Interest expense..............................   $298,561               $282,735            $282,360            $293,064
                                                 ========               ========            ========            ========
Net interest income...........................   $537,088               $540,347            $533,395            $530,654
                                                 ========               ========            ========            ========
Provision for losses on loans.................   $ 40,000               $ 40,000            $110,000(d)         $ 38,767
                                                 ========               ========            ========            ========
Securities gains..............................   $  4,036               $ 31,135             $17,393            $  6,948
                                                 ========               ========            ========            ========
Net income ...................................   $195,546               $196,857             $79,597(d)(e)      $177,144
                                                 ========               ========            ========            ========
Net income per common share:
   Basic......................................      $0.91                  $0.89               $0.36(d)(e)         $0.81
                                                 ========               ========            ========            ========
   Diluted....................................       0.90                   0.88                0.36                0.80
                                                 ========               ========            ========            ========
Average common shares outstanding:
   Basic......................................    215,866                220,409             219,478             219,512
                                                 ========                =======            ========             =======
   Diluted....................................    218,020                222,270             220,621             221,253
                                                 ========                =======             =======             =======
Common stock price information:
   High.......................................    $55 3/8                $44                 $43 1/8             $44
   Low........................................     42 3/4                 35 1/2              35 3/4              36 1/8
   Quarter-end................................     51 7/8                 43 1/4              38 1/2              42 3/8


    (a) Includes a $70.0 million, $44.9 million after-tax or $0.22 per share, special provision for loan losses primarily related to management's decision to sell approximately $450 million of credit card outstandings.
    (b) Includes a tax benefit of $109.0 million, or $0.54 per share, related to the liquidation of an affiliate.
    (c) Includes restructuring and merger-related charges of $15.0 million, $9.6 million after-tax or $0.05 per share, and other significant one-time charges of $57.0 million, $36.5 million after-tax or $0.18 per share.
    (d) Includes a provision for loan losses of $70.0 million, $45.5 million after-tax or $0.20 per share, related to the Meridian acquisition.
    (e) Includes net restructuring and merger-related charges of $139.7 million, $105.3 million after-tax or $0.47 per share, primarily recorded in the second quarter and related to costs associated with the Meridian acquisition.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)


18.  JOINT VENTURE

In December 1992, the Corporation entered into a joint venture with three other banking companies creating Electronic Payment Services, Inc. ("EPS"). The joint venture combines the partners' separate consumer electronic transaction processing businesses and provides automated teller machine ("ATM") and electronic point-of-sale ("POS") processing services. The Corporation contributed to EPS its wholly-owned subsidiaries of Money Access Service Inc. ("MAC"), a regional ATM network, and BUYPASS Corporation, a third-party processor of electronic POS transactions.

At the formation of EPS, the Corporation had equal ownership with two partners in the joint venture, each with 31%. The fourth partner owned 7%. As part of the 1992 transaction, the Corporation received a cash payment of $79,350 and $245,400 of EPS 5% cumulative redeemable preferred stock. The exchange of assets involved in the transaction resulted in a 1992 pre-tax gain to the Corporation of $41,072, $25,670 after-tax. The exchange also generated a deferred gain of approximately $138,000.

In December 1993, the Corporation and EPS mutually agreed to enter into a recapitalization of EPS involving the EPS preferred stock held by the Corporation. In exchange for substantially all of the preferred stock, the Corporation received from EPS a ten-year 6.45% note providing for equal principal payments over the life of the note. The recapitalization did not affect the amount of deferred gain, but changed the timing of deferred gain income recognition from a five-year period beginning in 1996 to a ten-year period which began in 1994.

On March 27, 1995, EPS added a new partner and increased the ownership interests of an existing partner to that of a full partner, resulting in a decrease in the Corporation's share of ownership from 31% to 20%. As a direct result of this change in ownership interests, the Corporation recognized a pre-tax gain of $19,000, $11,800 after-tax or $0.05 per share, in 1995. Included in the pre-tax gain amount was $4,000 related to the acceleration of deferred gain recognition.

The Corporation's investment in EPS at December 31, 1997, net of $87,000 deferred gain, is $59,156 and is included in other assets. "Income from investment in EPS, Inc.", which is included in non-interest income, reflects the Corporation's share in EPS net income, interest income on the 6.45% note and amortization of the deferred gain.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

19.  RESTRUCTURING AND MERGER-RELATED CHARGES

A summary of restructuring and merger-related charges for the years ended December 31, 1997, 1996 and 1995 were as follows:

                                                         1997         1996         1995
                                                      ---------    ---------    ----------
Merger-related restructuring charges.............     $   6,200    $ 161,598    $  10,000
Strategic technology alliance charges............         8,800            -            -
Meridian merger-related implementation costs.....             -       29,019            -
Process redesign restructuring charges...........             -            -      142,000
Gains on sales of branches.......................             -      (43,064)      (3,988)
Pension curtailment gains........................             -       (7,851)      (9,412)
                                                      ---------    ---------    ----------
    Total........................................       $15,000    $ 139,702    $ 138,600
                                                      =========    =========    ==========

In 1997, CoreStates recorded pre-tax restructuring and merger-related charges of $15,000, $9,612 after-tax or $0.05 per share, primarily related to costs incurred in the pending First Union merger and costs incurred in the creation of a strategic technology alliance with Andersen Consulting. Cash outflow related to these costs in 1997 was $11,700.

In 1996, the Corporation recorded merger-related restructuring charges of $161,598, $120,150 after-tax or $0.54 per share, in connection with the acquisitions of Meridian and United Counties. The charges included direct and incremental costs associated with these acquisitions. The components of the merger-related restructuring charges were as follows:


                                                                Requiring       Cash
                                                                  Cash        Outflow
                                                Provision        Outflow      to Date
                                                ---------       ---------     --------
Severance costs.........................         $ 70,469        $ 70,469     $ 65,941
Branch closing costs....................           33,469          15,102        6,585
Office reconfiguration costs............           19,059           2,792       (5,764)
Merger transaction costs................           14,624          14,624       13,461
System consolidation writedowns.........            6,391               -            -
Miscellaneous...........................           17,586          17,593       12,316
                                                 --------        --------     --------
      Total.............................         $161,598        $120,580     $ 92,539
                                                 ========        ========     ========


The severance costs relate to severance packages, which were or are expected to be paid to approximately 1,350 employees who have been displaced as a result of the Meridian consolidation.

Restructuring and merger-related charges in 1996 also included $29,019, $18,263 after-tax or $0.07 per share, of implementation costs that were incurred in the process of consolidating Meridian and United Counties businesses and operations.

The Corporation recorded restructuring credits of $50,915, $33,096 after-tax or $0.14 per share and $13,400, $8,549 after-tax or $0.03 per share in 1996 and 1995, respectively, related to gains on the curtailment of pension benefits associated with employees displaced during 1996 and 1995 and gains on the sale of branches which were sold as a result of consolidating the Meridian and United Counties branches and the process redesigns.

Upon consummation of the Meridian merger, the Corporation recorded a $70 million provision for loan losses in connection with a change in strategic direction related to Meridian's problem assets and to conform its consumer lending charge-off policies to those of the Corporation.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

19. RESTRUCTURING AND MERGER-RELATED CHARGES - continued


In 1995, the Corporation recorded restructuring charges of $142,000, $90,800 after-tax or $0.40 per share, in connection with process redesigns commenced during that year. The objectives of the process redesigns were: (i) to enhance customer focus; (ii) to accelerate "cultural changes" which were already in progress; and (iii) to improve productivity. The charges included direct and incremental costs associated with the process redesigns. The components of the process redesign restructuring charges were as follows:

                                                             Requiring         Cash
                                                               Cash           Outflow
                                             Provision        Outflow         to Date
                                             ----------     ----------      ----------
Severance costs........................      $   87,900     $   87,900      $   87,328
Office reconfiguration and branch
    closing costs......................          44,300         16,600           6,901
Outplacement costs.....................           2,500          2,500           2,358
Miscellaneous..........................           7,300          5,300           4,653
                                             ----------     ----------      ----------
     Total.............................      $  142,000     $  112,300      $  101,240
                                             ==========     ==========      ==========


The following table summarizes the activity in the restructuring and merger-related accrual for the year ended December 31, 1997:

                                                        1997
                                                      --------
Balance at beginning of year................          $108,205
Provision charged against income............            15,000
Cash outflow................................           (59,451)
Writedowns of assets........................           (30,269)
                                                      --------
Balance at December 31,.....................         $  33,485
                                                     =========

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)


20.    EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share:


                                                                   Year ended December 31,
                                                       ---------------------------------------------
                                                         1997               1996              1995
                                                       --------           --------          --------
Earnings
--------
(a) Net income..............................           $813,279           $649,144          $655,176
                                                       ========           ========          ========

Average Common Shares
---------------------
(b) Average common shares outstanding.......            203,452            218,812           222,268
    Average potentially dilutive shares.....              2,116              1,886             2,398
                                                       --------            -------           -------
(c) Average common and potentially
      dilutive shares.......................            205,568            220,698           224,666
                                                        =======            =======           =======

Net Income Per Common Share
---------------------------
Basic (a / b)...............................              $4.00              $2.97             $2.95
                                                          =====              =====             =====
Diluted (a / c).............................              $3.96              $2.94             $2.92
                                                          =====              =====             =====

21.   FINANCIAL STATEMENTS OF THE PARENT COMPANY

STATEMENT OF INCOME                                                             Year ended December 31,
                                                                     ----------------------------------------
                                                                        1997             1996          1995
                                                                     ---------        ---------     ---------

REVENUES
--------
Dividends from subsidiaries:
   Banks....................................................         $ 625,000        $ 657,744     $ 373,023
   Other subsidiaries.......................................            90,940           27,217        91,917
                                                                     ---------         --------     ---------
      Total dividends from subsidiaries.....................           715,940          684,961       464,940
Management fees and other income from subsidiaries..........           189,000          178,179       190,027
Securities gains (losses)...................................                 -              (22)       16,343
Other income................................................               444            3,054         3,241
                                                                     ---------         --------     ---------
      Total revenues........................................           905,384          866,172       674,551
                                                                     ---------         --------     ---------

EXPENSES
--------
Interest on:
   Funds borrowed...........................................            13,361            5,606        19,685
   Long-term debt...........................................            18,436           22,843        21,578
                                                                     ---------         --------     ---------
      Total interest expense................................            31,797           28,449        41,263
Other operating expenses....................................           181,663          245,836       219,463
                                                                     ---------         --------     ---------
      Total expenses........................................           213,460          274,285       260,726
                                                                     ---------         --------     ---------
Income before income tax benefit and equity in
     undistributed income of subsidiaries...................           691,924          591,887       413,825
Income tax benefit..........................................            (6,953)         (14,911)      (11,977)
                                                                     ---------         --------     ---------
Income before equity in undistributed income of subsidiaries           698,877          606,798       425,802
                                                                     ---------         --------     ---------
Equity in undistributed income (excess dividends) of subsidiaries:
     Banks..................................................            62,503          (52,497)      203,909
     Other subsidiaries.....................................            51,899           94,843        25,465
                                                                     ---------         --------     ---------
                                                                       114,402           42,346       229,374
      Total equity in undistributed income of subsidiaries..         ---------         --------     ---------
NET INCOME..................................................         $ 813,279         $649,144     $ 655,176
----------                                                           =========         ========     =========


CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

21.   FINANCIAL STATEMENTS OF THE PARENT COMPANY - continued


BALANCE SHEET                                                               December 31,
                                                                    --------------------------
                                                                       1997             1996
                                                                    ----------      ----------
ASSETS
------
Cash  ......................................................        $    1,508      $    1,374
Time deposits...............................................                 -             887
Investment-securities available-for-sale....................            15,512          97,786
Investments and receivables - subsidiaries:
  Investments in subsidiaries at equity in underlying net assets:
   Banks....................................................         3,220,941       3,389,148
   Other subsidiaries.......................................           655,274         558,062
                                                                    ----------      ----------
      Total investments in subsidiaries.....................         3,876,215       3,947,210
  Receivables - subsidiaries................................           113,715          40,814
                                                                    ----------      ----------
      Total investments and receivables-subsidiaries........         3,989,930       3,988,024
Other assets................................................            42,258          80,039
                                                                    ----------      ----------
      Total assets..........................................        $4,049,208      $4,168,110
                                                                    ==========      ==========
LIABILITIES
-----------
Funds borrowed - subsidiaries...............................        $  359,123      $        -
Dividends payable and other liabilities.....................           196,911         214,925
Long-term debt..............................................           255,742         257,491
                                                                    ----------      ----------
      Total liabilities.....................................           811,776         472,416
                                                                    ----------      ----------
SHAREHOLDERS' EQUITY
--------------------
      Total shareholders' equity............................         3,237,432       3,695,694
                                                                    ----------      ----------
      Total liabilities and shareholders' equity............        $4,049,208      $4,168,110
                                                                    ==========      ==========

     The Corporation has guaranteed certain borrowings of its subsidiaries at December 31, 1997 in the amount of $3,331,835 which includes $865,835 for commercial paper.

     The maturities for parent company long-term debt for the years ending December 31, 1998 through 2002 are: $1,607; $1,751; $151,855; $696 and $99,833,
respectively.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

21.   FINANCIAL  STATEMENTS OF THE PARENT COMPANY - continued


    Statement of Cash Flows
                                                                                            Year Ended December 31,
                                                                                  -----------------------------------------
                                                                                    1997            1996            1995
                                                                                  ----------      -----------    ----------
OPERATING ACTIVITIES
   Net income.............................................................        $  813,279      $   649,144    $  655,176
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Undistributed income of subsidiaries...............................          (114,402)         (42,346)     (229,374)
       Securities losses (gains)..........................................                 -               22       (16,343)
       Deferred income tax expense (benefit)..............................             2,644              180          (785)
       Net decrease (increase) in other assets............................            29,749           (6,969)       24,265
       Net increase (decrease) in other liabilities.......................             2,577            8,454       (22,761)
       Other, net.........................................................             6,073            7,288         7,840
                                                                                  ----------      -----------    ----------
     NET CASH PROVIDED BY OPERATING ACTIVITIES............................           739,920          615,773       418,018
                                                                                  ----------      -----------    ----------

INVESTING ACTIVITIES
   Net capital returned from subsidiaries.................................           190,000          270,226       190,900
   (Increase) decrease in receivables from subsidiaries...................           (72,901)         107,069        (3,593)
   Purchases of investment securities.....................................           (53,493)        (707,008)     (170,988)
   Proceeds from maturities and sales of investment securities............           135,767          717,536       118,483
   Other, net.............................................................                 -                -        (1,380)
                                                                                  ----------      -----------    ----------
       NET CASH PROVIDED BY INVESTING ACTIVITIES..........................           199,373          387,823       133,422
                                                                                  ----------      -----------    ----------
FINANCING ACTIVITIES
   Repayment of funds borrowed............................................                 -                -       (75,000)
   Retirement of long-term debt...........................................            (1,749)         (77,401)       (1,471)
   Proceeds from issuance of long-term debt...............................                 -                -       149,877
   Net increase (decrease) in financing from and due to subsidiaries......           369,329         (115,498)      (94,054)
   Cash dividends paid....................................................          (391,781)        (328,114)     (286,565)
   Purchases of treasury stock............................................        (1,007,832)        (533,932)     (335,528)
   Repurchase and retirement of common stock..............................                 -          (57,703)      (17,134)
   Common stock issued under employee benefit plans.......................            62,873           87,726        99,011
   Other, net.............................................................            30,001           21,360         6,777
                                                                                  ----------      -----------    ----------
   NET CASH USED IN FINANCING ACTIVITIES..................................          (939,159)      (1,003,562)     (554,087)
                                                                                  -----------     -----------    ----------
     INCREASE (DECREASE) IN CASH AND DUE FROM BANKS.......................               134               34        (2,647)
     Cash and due from banks at January 1,................................             1,374            1,340         3,987
                                                                                  ----------      -----------    ----------
     CASH AND DUE FROM BANKS AT DECEMBER 31,..............................        $    1,508      $     1,374    $    1,340
                                                                                  ==========      ===========    ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid during the year for:
     Interest.............................................................        $   28,187      $    25,267    $   40,745
                                                                                  ==========      ===========    ==========
     Income taxes.........................................................        $        -      $         -    $       43
                                                                                  ==========      ===========    ==========


CORESTATES FINANCIAL CORP AND SUBSIDIARIES                         Page 1 of 2
SUPPLEMENTAL FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE
AND RATES


                                                              1997                                 1996
                                                 ----------------------------------  --------------------------------
                                                  Average                Income/       Average                Income/
                                                  balance     Rate       expense       balance    Rate        expense
                                                 --------    ------   -------------  ----------  -------     ---------
INTEREST EARNING ASSETS                         (000,000)                 (000)      (000,000)                 (000)
Time deposits, principally Eurodollars (a).....  $ 2,800      5.76%    $ 161,418       $ 2,163    5.68%      $ 122,752
Investment securities (b):
  U.S. Government..............................    2,257      6.09       137,487         3,262    6.02         196,511
  State and municipal..........................      391      7.86        30,744           497    8.05          40,008
  Other........................................    1,044      5.99        62,578           903    5.95          53,723
                                                 -------               ---------       -------               ---------
         Total investment securities...........    3,692      6.25       230,809         4,662    6.23         290,242
                                                 -------               ---------       -------               ---------
Federal funds sold and securities purchased
   under agreements to resell..................      137      6.08         8,323           332    5.71          18,966
Trading account securities.....................      282      8.32        23,473           112    6.77           7,581
Loans (b)(c)(d):
  Domestic:
    Commercial, industrial and other...........   15,193      8.79     1,335,058        13,398    9.03       1,209,870
    Real estate................................    9,288      8.21       762,769        10,094    8.49         857,105
    Consumer...................................    4,862     12.02       584,347         4,536   11.67         529,503
    Financial institutions.....................      911      7.06        64,332           847    6.45          54,648
    Factoring receivables......................      500      9.66        48,280           497   10.09          50,156
    Lease financing............................    1,213      7.94        96,331         1,180    8.05          95,018
  Foreign......................................    2,121      6.50       137,760         1,387    6.39          88,563
                                                 -------               ---------       -------               ---------
          Total loans, net of discounts........   34,088      8.89     3,028,877        31,939    9.03       2,884,863
                                                 -------               ---------       -------               ---------
          Total interest earning assets (d)....  $40,999      8.42     3,452,900       $39,208    8.48       3,324,404
                                                 =======      ----     ---------       =======    ----       ---------
FUNDING SOURCES
Interest bearing liabilities (b):
  Deposits in domestic offices (e):
    Commercial.................................  $ 1,770      5.57        98,669       $   601    5.13          30,857
    NOW accounts...............................      390      1.34         4,697         1,439    1.14          15,112
    Money Market Accounts......................    9,075      2.62       236,152         7,585    2.64         199,566
    Consumer savings...........................    3,642      1.20        43,815         4,563    1.77          80,972
    Consumer certificates......................    8,483      5.14       436,135         9,067    5.15         467,099
  Time deposits of overseas branches
      and subsidiaries.........................    1,307      4.97        64,896         1,034    4.66          48,174
                                                 -------               ---------       -------               ---------
          Total interest bearing deposits......   24,667      3.60       884,364        24,289    3.49         841,780
                                                 -------               ---------       -------               ---------
  Short-term funds borrowed:
    Federal funds purchased and securities
      sold under agreements to repurchase......    1,487      5.43        80,681         1,622    5.07          82,214
    Commercial paper...........................      914      5.61        51,289           962    5.44          52,353
    Other......................................    1,013      5.71        57,865           374    4.96          18,562
                                                 -------               ---------       -------               ---------
          Total short-term funds borrowed......    3,414      5.56       189,835         2,958    5.18         153,129
                                                 -------               ---------       -------               ---------
  Long-term debt...............................    3,683      6.50       239,248         2,536    6.38         161,811
                                                 -------               ---------       -------               ---------
          Total interest bearing liabilities...   31,764      4.14     1,313,447        29,783    3.88       1,156,720
Portion of non-interest bearing funding
  sources......................................    9,235                                 9,425
                                                 -------               ---------       -------               ---------
          Total funding sources................  $40,999      3.20     1,313,447       $39,208    2.95       1,156,720
                                                 =======      ----     ---------       =======    ----       ---------
Net interest income and net interest margin....               5.22%    $2,139,453                 5.53%     $2,167,684
                                                              ====     ==========                 ====       =========


                                                                   1995
                                                    ---------------------------------
                                                      Average                Income/
                                                      balance     Rate       expense
                                                    ---------    ------   -----------
INTEREST EARNING ASSETS                             (000,000)                (000)
Time deposits, principally Eurodollars (a)......      $ 1,929    6.32%    $ 121,993
Investment securities (b):
  U.S. Government...............................        4,946    5.87       290,474
  State and municipal...........................          665    8.42        56,018
  Other.........................................          819    6.15        50,366
                                                      -------             ---------
         Total investment securities............        6,430    6.17       396,858
                                                      -------             ---------
Federal funds sold and securities purchased
   under agreements to resell...................          322    6.12        19,695
Trading account securities......................          280    7.42        20,785
Loans (b)(c)(d):
  Domestic:
    Commercial, industrial and other............       12,526    9.52     1,192,478
    Real estate.................................       11,283    9.09     1,025,924
    Consumer....................................        4,238   11.11       470,771
    Financial institutions......................          715    7.04        50,307
    Factoring receivables.......................          577   10.65        61,442
    Lease financing.............................        1,094    8.16        89,290
  Foreign.......................................          834    7.05        58,807
                                                      -------             ---------
          Total loans, net of discounts.........       31,267    9.43     2,949,019
                                                      -------             ---------
          Total interest earning assets (d).....      $40,228    8.72     3,508,350
                                                      =======    ----     ---------
FUNDING SOURCES
Interest bearing liabilities (b)
  Deposits in domestic offices (e):
    Commercial..................................      $   669    5.58        37,321
    NOW accounts................................        3,377    1.51        46,724
    Money Market Accounts.......................        6,023    3.29       197,431
    Consumer savings............................        5,040    2.28       114,700
    Consumer certificates.......................        9,132    5.39       492,610
  Time deposits of overseas branches
      and subsidiaries..........................        1,089    4.80        52,261
                                                      -------             ---------
          Total interest bearing deposits.......       25,330    3.76       941,047
                                                      -------             ---------
  Short-term funds borrowed:
    Federal funds purchased and securities
      sold under agreements to repurchase.......        2,203    5.68       125,117

    Commercial paper............................        1,051    5.94        62,459
    Other.......................................          498    5.33        26,543
                                                      -------             ---------
          Total short-term funds borrowed.......        3,752    5.71       214,119
                                                      -------             ---------
  Long-term debt................................        2,262    6.76       152,989
                                                      -------             ---------
          Total interest bearing liabilities....       31,344    4.17     1,308,155
Portion of non-interest bearing funding
  sources.......................................        8,884
                                                      -------
          Total funding sources.................      $40,228    3.25     1,308,155
                                                      =======    ----     ---------
Net interest income and net interest margin.....                 5.47%    $2,200,195
                                                                 ====     ==========

(a) Yields and income on time deposits include net Eurodollar trading profits.
(b) The net impact of off-balance sheet derivatives used for managing interest rate risk is recognized as an adjustment to interest income or expense of the related hedged asset or liability.
(c)  Yields and income on loans include fees on loans.
(d)  Non-performing loans are included in interest earning assets.
(e) Average interest bearing demand deposits in domestic offices are reduced by specified reserve amounts for purposes of rate calculations.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES                       Page 2 of 2
SUPPLEMENTAL FINANCIAL DATA:  continued
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES


                                                         1997                                 1996               1995
                                            --------------------------     ------------------------    -----------------------
                                             Average           Income/     Average          Income/      Average        Income/
                                             balance   Rate    expense     balance   Rate   expense      balance  Rate  expense
                                            --------   ----    -------     -------   ----   -------     --------  ----  -------
                                            (000,000)           (000)     (000,000)           (000)     (000,000)        (000)

NON-INTEREST EARNING ASSETS
Cash.....................................    $ 2,824                       $ 2,845                       $ 2,779
Allowance for loan losses................       (694)                         (701)                         (685)
Other assets.............................      2,589                         2,442                         2,383
                                             -------                       -------                       -------
     Total non-interest earning assets...    $ 4,719                       $ 4,586                       $ 4,477
                                             =======                       =======                       =======

Total average assets.....................    $45,718                       $43,794                       $44,705
                                             =======                       =======                       =======

NON-INTEREST BEARING FUNDING SOURCES
 Demand deposits:
  Domestic...............................    $ 7,905                       $ 7,699                       $ 7,352
  Foreign................................        395                           379                           420
Other liabilities........................      2,290                         2,043                         1,847
Shareholders' equity.....................      3,364                         3,890                         3,742
Non-interest bearing funding sources used
  to fund earning assets.................     (9,235)                       (9,425)                       (8,884)
                                             -------                       -------                       -------
     Total net non-interest bearing
         funding sources.................    $ 4,719                       $ 4,586                       $ 4,477
                                             =======                       =======                       =======

SUPPLEMENTARY AVERAGES
Net Federal funds purchased and securities
 sold under agreements to repurchase......   $ 1,350    5.36%   $ 72,358   $ 1,290     4.90%  $63,248    $ 1,881  5.60%   $105,422
Certificates of deposit in domestic
  offices over $100,000..................      2,371    5.48     129,963     1,090     5.17    56,308      1,170  5.69     66,577
Average prime rate.......................               8.44                           8.27                       8.84


CORESTATES FINANCIAL CORP AND SUBSIDIARIES                   Page 1 of 2
SUPPLEMENTAL FINANCIAL DATA: continued
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE
AND RATES

                                                                1994                                   1993
                                                 -----------------------------------      ------------------------------
                                                 Average                   Income/        Average              Income/
                                                 balance        Rate        expense       balance      Rate     expense
                                                 -------        -----      ----------     -------      -----   ----------
INTEREST EARNING ASSETS                         (000,000)                      (000)      (000,000)                (000)
Time deposits, principally Eurodollars (a)...... $ 1,623         4.37%     $   70,996     $ 1,423       3.39%  $   48,214
Investment securities (b):
  U.S. Government...............................   5,498         5.48         301,515       6,120       6.09      372,738
  State and municipal...........................     778         7.97          62,027         890       8.26       73,500
  Other.........................................   1,087         5.54          60,252       1,023       5.34       54,649
                                                 -------                   ----------     -------              ----------
         Total investment securities............   7,363         5.76         423,794       8,033       6.24      500,887
                                                 -------                   ----------     -------              ----------
Federal funds sold and securities purchased
   under agreements to resell...................     289         4.38          12,652         336       3.26       10,959
Trading account securities......................     139         6.78           9,419         150       7.38       11,072
Loans (b)(c)(d):
  Domestic:
    Commercial, industrial and other............  11,164         8.30         927,082      10,135       7.80      790,553
    Real estate.................................  11,978         7.95         951,681      12,459       7.78      968,967
    Consumer....................................   4,117        10.44         429,832       3,851      10.79      415,390
    Financial institutions......................     626         8.00          50,106         716       6.15       44,058
    Factoring receivables.......................     587         9.95          58,389         554       9.62       53,312
    Lease financing.............................   1,041         8.45          87,982         897       9.31       83,466
  Foreign.......................................     597         5.39          32,155         551       5.00       27,565
                                                 -------                   ----------     -------              ----------
          Total loans, net of discounts.........  30,110         8.43       2,537,227      29,163       8.17    2,383,311
                                                 -------                   ----------     -------              ----------
          Total interest earning assets (d)..... $39,524         7.73       3,054,088     $39,105       7.56    2,954,443
                                                 =======         ----      ----------     =======       ----    ---------
FUNDING SOURCES
Interest bearing liabilities (b):
  Deposits in domestic offices (e):
    Commercial.................................. $   580         4.15          24,061     $   752       3.97       29,842
    NOW accounts................................   3,540         1.15          37,384       3,343       1.43       43,308
    Money Market Accounts.......................   6,386         2.27         144,475       6,672       2.01      134,091
    Consumer savings............................   5,509         1.87         103,142       5,269       1.93      101,471
    Consumer certificates.......................   7,993         4.28         341,843       8,519       4.32      368,122
  Time deposits of overseas branches
    and subsidiaries............................     831         3.56          29,602         718       2.57       18,453
                                                 -------                   ----------     -------              ----------
          Total interest bearing deposits.......  24,839         2.77         680,507      25,273       2.79      695,287
                                                 -------                   ----------     -------              ----------
  Short-term funds borrowed:
    Federal funds purchased and securities
    sold under agreements to repurchase.........   2,092         4.17          87,276       1,951       2.99       58,291
    Commercial paper............................     757         4.24          32,089         606       3.14       19,051
    Other.......................................     587         5.15          30,253         480       4.45       21,347
                                                 -------                   ----------     -------              ----------
          Total short-term funds borrowed.......   3,436         4.35         149,618       3,037       3.25       98,689
                                                 -------                   ----------     -------              ----------
  Long-term debt (b)............................   2,040         5.71         116,419       1,894       5.27       99,837
                                                 -------                   ----------     -------              ----------
          Total interest bearing liabilities....  30,315         3.12         946,544      30,204       2.96      893,813
Portion of non-interest bearing funding
sources.........................................   9,209                                    8,901
                                                 -------                   ----------     -------

          Total funding sources................. $39,524         2.40         946,544     $39,105       2.29      893,813
                                                 =======         ----      ----------     =======       ----   ----------
Net interest income and net interest margin.....                 5.33%     $2,107,544                   5.27%  $2,060,630
                                                                 ====      ==========                   ====   ==========

(a) Yields and income on time deposits include net Eurodollar trading profits.
(b) The net impact of off-balance sheet derivatives used for managing interest interest rate risk is recognized as an adjustment to interest income or expense of the related hedged asset or liability.
(c)  Yields and income on loans include fees on loans.
(d)  Non-performing loans are included in interest earning assets.
(e) Average bearing demand deposits in domestic offices are reduced by specified reserve amounts for purposes of rate calculations.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES               Page 2 of 2
SUPPLEMENTAL FINANCIAL DATA: continued
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE
AND RATES

                                                         1994                                 1993
                                             -------------------------------     --------------------------------
                                             Average                 Income/      Average                 Income/
                                             balance      Rate       expense      balance       Rate      expense
                                             -------      ----       -------     ----------     ----      -------
                                            (000,000)                 (000)      (000,000)                 (000)

NON-INTEREST EARNING ASSETS
Cash.......................................  $ 2,982                              $ 2,956
Allowance for loan losses..................     (692)                                (641)
Other assets...............................    2,017                                2,016
                                             -------                              -------
     Total non-interest earning assets.....  $ 4,307                              $ 4,331
                                             =======                              =======

TOTAL AVERAGE ASSETS.......................  $43,831                              $43,436
                                             =======                              =======

NON-INTEREST BEARING FUNDING SOURCES
 Demand deposits:
  Domestic.................................  $ 7,698                              $ 7,646
  Foreign..................................      417                                  369
Other liabilities..........................    1,775                                1,771
Shareholders' equity.......................    3,626                                3,446
Non-interest bearing funding sources used
  to fund earning assets...................   (9,209)                              (8,901)
                                             -------                              -------
     Total net non-interest bearing
         funding sources...................  $ 4,307                              $ 4,331
                                             =======                              =======

Supplementary Averages
Net Federal funds purchased and securities
    sold under agreements to repurchase....  $ 1,803        4.14%    $74,624      $ 1,615        2.93%    $47,332
Certificates of deposit in domestic
  offices over $100,000....................    1,157        4.03      46,637        1,346        3.84      51,715
Average prime rate.........................                 6.60                                 6.00

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data: Continued
CONDENSED CONSOLIDATED STATEMENT OF INCOME
    AND SELECTED FINANCIAL DATA

(in thousands, except per share amounts)
Condensed Consolidated Statement of Income

                                                                        Year Ended December 31,
                                                 ------------------------------------------------------------------------------
                                                     1997               1996             1995            1994         1993
                                                 -----------        ----------        ----------       ---------    -----------
Interest income and fees........................  $3,429,315        $3,298,204        $3,475,080       $3,014,559    $2,904,949
Interest expense................................   1,313,447         1,156,720         1,308,155          946,544       893,813
                                                  ----------        ----------        ----------       ----------    ----------
   Net interest income..........................   2,115,868         2,141,484         2,166,925        2,068,015     2,011,136
Provision for losses on loans...................     263,000           228,767           144,002          279,195       189,372
                                                  ----------        ----------        ----------       ----------    ----------
   Net interest income after
     provision for losses on loans..............   1,852,868         1,912,717         2,022,923        1,788,820     1,821,764
Non-interest income.............................     925,770           899,075           882,222          788,487       832,720
Non-financial expenses..........................   1,695,777         1,776,828         1,885,528        1,918,242     1,869,544
                                                  ----------        ----------        ----------        ---------    ----------
Income before income taxes......................   1,082,861         1,034,964         1,019,617          659,065       784,940
Provision for income taxes......................     269,582           385,820           364,441          225,859       246,854
                                                  ----------        ----------        ----------        ---------    ----------

Income before cumulative effect of a
   change in accounting principle...............     813,279           649,144           655,176          433,206       538,086
Cumulative effect of a change in
   accounting principle, net of tax.............           -                 -                 -                -       (15,740)(f)
                                                  ----------        ----------        ----------       ----------    ----------
Net income......................................  $  813,279        $  649,144        $  655,176       $  433,206    $  522,346
                                                  ==========        ==========        ==========       ==========    ==========
Per common share data:
   Income before cumulative effect of a
     change in accounting principle:
     Basic......................................       $4.00(a)          $2.97(b)          $2.95(c)         $1.91(d)      $2.35(f)
     Diluted....................................        3.96(a)           2.94(b)           2.92(c)          1.90(d)       2.32(f)
   Net income:
     Basic......................................        4.00(a)           2.97(b)           2.95(c)          1.91(d)       2.29(e)
     Diluted....................................        3.96(a)           2.94(b)           2.92(c)          1.90(d)       2.26(e)
   Dividends paid...............................        1.88              1.68              1.36             1.20          1.11
   Dividends declared (e).......................        1.91              1.73              1.44             1.24          1.14
Average common shares outstanding...............     203,452           218,812           222,268          226,234       228,580
Average diluted common shares outstanding.......     205,568           220,698           224,666          227,938       231,437
Operating Ratios:
 Income before cumulative effect of a change in accounting principle as a percent of:
     Average common shareholders' equity........       24.18%(a)         16.69%(b)         17.51%(c)        11.95%(d)     15.61%
     Average total assets.......................        1.78 (a)          1.48 (b)          1.47 (c)         0.99 (d)      1.24
Average total shareholders' equity as a percent
   of average total assets......................        7.36              8.88              8.37             8.27          7.93
Dividends  declared  as  a  percent  of  income
before cumulative effect of a change in accounting
   principle....................................       47.75             58.25             48.81            64.92         48.51
Full Time Equivalent Staff......................      18,847            19,114            19,957           22,621        23,569

(a) Includes the impact of the following significant items: a special tax benefit of $0.54 per share, a special provision for losses on loans of $0.22 per share, restructuring and merger-related charges of $0.05 per share, and other significant charges of $0.18 per share. Excluding the impact of these items, net income per share was $3.87, return on average common shareholders' equity was 23.64%, and return on average total assets was 1.74%.
(b) Includes the impact of after-tax net restructuring and merger-related charges of $0.68 per share, after-tax gains of $0.12 per share on certain net investment gains, and an after-tax charge of $0.04 per share resulting from a special assessment on deposits insured under the SAIF. Excluding the impact of these items, net income per share was $3.54, return on average common shareholders' equity was 20.07%, and return on average total assets was 1.78%.
(c) Includes the impact of after-tax net restructuring charges of $0.37 per share, merger-related charges of $0.04 per share, after-tax gains of $0.04 per share on the exchange of equity securities, and an after-tax gain of $0.05 per share related to a change in ownership interests in a joint venture. Excluding the impact of these items, net income per share was $3.24, return on average common shareholders' equity was 19.43%, and return on average total assets was 1.63%.
(d) Includes the impact of after-tax merger-related charges of $0.73 per share recorded for the acquisitions of Constellation and Independence. Excluding the impact of these merger-related charges, net income per share was $2.63, return on average common shareholders' equity was 16.54%, and return on average total assets was 1.37%.
(e) Cash dividends declared per share for the periods prior to the acquisitions of Meridian on April 9, 1996, Independence on June 27, 1994 and Constellation on March 16, 1994 assume that the Corporation would have declared cash dividends equal to the cash dividends per share actually declared by the Corporation.
(f) In 1993, the Corporation changed its method of accounting for post-employment benefits.

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data: Continued
CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands, except per share amounts)
                                                                                    December 31,
                                                  ---------------------------------------------------------------------------------
                                                      1997              1996            1995            1994               1993
                                                  -------------    -------------    ------------     ------------      ------------
ASSETS
Cash and due from banks.........................    $ 3,829,893      $ 3,462,287     $ 3,662,143      $ 3,024,589       $ 3,187,390
Time deposits, principally Eurodollars..........      3,122,444        2,443,154       1,909,260        1,874,066         1,421,317
Federal funds sold..............................         41,207          509,694         719,937          923,630           256,221
Trading account securities......................        495,472          122,317         147,218          347,376            43,009
Investment securities...........................      3,460,391        4,083,224       5,632,232        7,261,905         7,768,755
Loans...........................................     34,813,886       32,331,297      31,175,378       30,134,394        29,111,809
Allowance for loan losses.......................       (634,432)        (710,327)       (670,265)        (681,124)         (636,915)

Due from customers on acceptances...............        641,859          738,077         560,707          352,347           342,065
Premises, equipment and other assets............      2,690,245        2,514,471       2,860,632        2,810,890         2,714,941
                                                  -------------    -------------    ------------     ------------      ------------
        Total assets............................    $48,460,965      $45,494,194     $45,997,242      $46,048,073       $44,208,592
                                                  =============    =============    ============     ============      ============

LIABILITIES
Deposits:
  Domestic:
    Non-interest bearing........................    $ 9,252,376      $ 9,330,445     $ 8,937,147      $ 8,625,125       $ 8,767,602
    Interest bearing............................     23,490,992       22,986,955      23,883,726       25,023,283        24,298,434
  Overseas branches and subsidiaries............      1,444,522        1,409,756       1,142,947        1,125,997           797,987
                                                  -------------    -------------    ------------     ------------      ------------
        Total deposits..........................     34,187,890       33,727,156      33,963,820       34,774,405        33,864,023
                                                  -------------    -------------    ------------     ------------      ------------
Short-term funds borrowed.......................      4,323,319        2,633,157       3,677,013        3,461,249         2,766,750
Bank acceptances outstanding....................        641,464          727,728         549,048          346,239           347,011
Other liabilities...............................      1,616,624        1,661,162       1,719,697        1,571,985         1,515,718
Long-term debt..................................      4,454,236        3,049,297       2,212,099        2,163,263         2,010,581
                                                  -------------    -------------    ------------     ------------      ------------
        Total liabilities.......................     45,223,533       41,798,500      42,121,677       42,317,141        40,504,083
                                                  -------------    -------------    ------------     ------------      ------------

SHAREHOLDERS' EQUITY
Total shareholders' equity......................      3,237,432        3,695,694       3,875,565        3,730,932         3,704,509
                                                  -------------    -------------    ------------     ------------      ------------

    Total liabilities and shareholders' equity      $48,460,965      $45,494,194     $45,997,242      $46,048,073       $44,208,592
                                                  =============    =============    ============     ============      ============


Book value per common share.....................         $16.33           $17.40          $17.61           $16.23            $16.13
                                                         ======           ======          ======           ======            ======

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data: continued


Rate/Volume Analysis Taxable Equivalent Basis
(in thousands)

                                                          1997 vs. 1996                                 1996 vs. 1995
                                            -------------------------------------------------------------------------------------
                                                Increase (decrease) in interest              Increase (decrease) in interest
                                             Income/        Change attributable to        Income/        Change attributable to
                                            ---------     ------------------------      ----------     --------------------------
                                              expense        Volume          Rate        expense          Volume          Rate
                                            ---------     ---------       --------      ----------     ----------      ----------
Interest earning assets
Time deposits, principally
   Eurodollars........................      $  38,666     $  36,182       $  2,484      $      759     $   14,789      $  (14,030)
Investment securities.................        (59,433)      (60,644)         1,211        (106,616)      (107,831)          1,215
Federal funds sold....................        (10,643)      (11,135)           492            (729)           612          (1,341)
Trading account securities............         15,892        11,509          4,383         (13,204)       (12,466)           (738)
Loans:
   Domestic...........................         94,817       137,129        (42,312)        (96,416)        35,955        (132,371)
   Foreign............................         49,197        46,903          2,294          32,260         38,953          (6,693)
                                            ---------     ---------       --------      ----------     ----------      ----------
      Total interest income...........        128,496       159,944        (31,448)       (183,946)       (29,988)       (153,958)
                                            ---------     ---------       --------      ----------     ----------      ----------

Interest bearing funds
Deposits:
  Domestic:
      Commercial......................         67,812        59,970          7,842          (6,464)        (3,794)         (2,670)
      Other...........................        (41,950)      (19,032)       (22,918)        (88,716)       (17,507)        (71,209)
  Overseas............................         16,722        12,722          4,000          (4,087)        (2,640)         (1,447)
Short-term funds borrowed:
  Federal funds purchased.............         (1,533)       (6,845)         5,312         (42,903)       (33,001)         (9,902)
  Other...............................         38,239        29,083          9,156         (18,087)       (11,896)         (6,191)
Long-term debt........................         77,437        73,179          4,258           8,822         18,522          (9,700)
                                            ---------     ---------       --------      ----------     ----------      ----------
      Total interest expense..........        156,727       149,077          7,650        (151,435)       (50,316)       (101,119)
                                            ---------     ---------       --------      ----------     ----------      ----------

Net interest income...................      $ (28,231)    $  10,867       $(39,098)     $  (32,511)    $   20,328      $  (52,839)
-------------------                         =========     =========       ========      ==========     ==========      ==========

Notes to Rate/Volume Analysis

Changes in interest income or expense not arising solely as a result of volume or rate variances are allocated to rate variances due to the interest sensitivity of consolidated assets and liabilities.

Included in interest income is $79.0 million, $70.7 million and $69.8 million of loan fees for the years 1997, 1996 and 1995, respectively.

Non-performing loans are included in interest earning assets.

The changes in interest expense on domestic deposits attributable to volume and rate are adjusted by specific reserves as average balances are reduced by such reserve amounts for purposes of rate calculations.

The income effects of off-balance sheet derivatives used for managing interest rate risk are associated with the interest income or expense of the related hedged asset or liability.

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data:  Continued


LOAN PORTFOLIO

The following are summaries of certain loan categories, net of unearned discounts, for the five years ended December 31, 1997 (in thousands):


                                                  1997            1996             1995              1994                1993
                                              -------------   ------------     ------------       ------------       ------------
Domestic loans:
  Commercial, industrial and other.........     $15,949,264   $ 13,906,646      $12,597,470        $11,834,603        $10,707,727
  Real estate loans:
    Construction and development...........         651,064        554,924          607,845            599,331            652,940
    Residential............................       3,915,702      4,073,272        5,288,476          5,552,775          5,655,726
    Other, primarily commercial mortgages
      and commercial loans secured by
      owner-occupied real estate...........       4,284,281      4,541,697        4,712,473          5,059,676          5,165,790
                                              -------------   ------------     ------------       ------------       ------------
        Total real estate loans............       8,851,047      9,169,893       10,608,794         11,211,782         11,474,456
                                              -------------   ------------     ------------       ------------       ------------
  Consumer loans:
    Installment............................       2,973,719      3,027,943        2,734,081          2,660,718          2,674,121
    Credit card............................       1,205,932      1,674,921        1,527,447          1,492,004          1,269,980
                                              -------------   ------------     ------------       ------------       ------------
        Total consumer loans...............       4,179,651      4,702,864        4,261,528          4,152,722          3,944,101
                                              -------------   ------------     ------------       ------------       ------------
  Financial institutions...................       1,568,015      1,153,715          961,289            675,047            879,700
  Factoring receivables....................         454,850        411,280          557,272            622,380            555,211
  Lease financing..........................       1,356,917      1,232,213        1,167,356          1,043,932            999,311
                                              -------------   ------------     ------------       ------------       ------------
         Total domestic loans..............      32,359,744     30,576,611       30,153,709         29,540,466         28,560,506
                                              -------------   ------------     ------------       ------------       ------------
Foreign loans:
 Loans to or guaranteed by foreign
    banks..................................       1,864,883      1,369,015          615,166            301,080            332,288
  Commercial and industrial................         587,071        385,426          406,503            283,535            218,655
  Loans to other financial institutions....           2,188            245                -              9,313                360
                                              -------------   ------------     ------------       ------------       ------------
        Total foreign loans................       2,454,142      1,754,686        1,021,669            593,928            551,303
                                              -------------   ------------     ------------       ------------       ------------
              Total loans..................     $34,813,886   $ 32,331,297      $31,175,378        $30,134,394        $29,111,809
                                                ===========   ============      ===========        ===========        ===========

Risk Elements

FOREIGN OUTSTANDINGS (in thousands)

While the associated risks are clearly recognized, international lending is a part of the Corporation's wide range of international services. It is the Corporation's intent to remain involved in providing the international financial services needed for the increasingly global competition faced by customers. At December 31, 1997, 1996 and 1995, there were no aggregate foreign outstandings (defined as loans, investments, acceptances and time deposits) to borrowers in a foreign country that exceeded 1% of total assets. Outstandings below 1%, but over .75% of total assets were $389,000 in Japan at December 31, 1996. There were no outstandings below 1%, but over .75% of total assets at December 31, 1997 or December 31, 1995.

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data:  Continued

Risk Elements

NON-PERFORMING ASSETS

The following represents the Corporation's non-accrual loans, renegotiated loans and other real estate owned for the five years ended December 31, 1997 (in thousands):

                                                           1997             1996            1995          1994              1993
                                                       ----------       ---------       ----------       ---------       ---------
Non-accrual loans
Domestic........................................         $253,909        $220,770         $223,602        $348,885        $449,340
Foreign.........................................                -               -               -              158             171
                                                       ----------       ---------       ----------       ---------       ---------
     Total non-accrual loans....................          253,909         220,770          223,602         349,043         449,511
                                                       ----------       ---------       ----------       ---------       ---------
Renegotiated loans (a)..........................               10              18            7,202           8,067          66,399
                                                       ----------       ---------       ----------       ---------       ---------
     Total non-performing loans.................          253,919         220,788          230,804         357,110         515,910
                                                       ----------       ---------       ----------       ---------       ---------
Other real estate owned (OREO)..................           14,342          24,175           37,502          83,546         109,871
                                                       ----------       ---------       ----------       ---------       ---------
Total non-performing assets.....................         $268,261        $244,963         $268,306        $440,656        $625,781
                                                       ==========       =========       ==========       =========       =========

Non-performing assets as a
  percentage of loans plus OREO.................             0.77%           0.76%            0.86%           1.46%           2.14%
                                                             ====            ====             ====            ====            ====

Non-performing assets as a
  percentage of total assets....................             0.55%           0.54%            0.58%           0.96%           1.42%
                                                             ====            ====             ====            ====            ====

-------------------
(a) There were no foreign renegotiated loans in any periods presented.


The following reflects the effect of non-accrual and renegotiated loans on both interest income and net interest income for the three years ended December 31, 1997 (in thousands):

                                                            1997          1996             1995
                                                        ---------     -----------      -----------
Interest income which would have been recorded
in accordance with original terms:
     Domestic...................................          $20,935         $20,244          $27,452
     Foreign....................................                -               -                8
                                                          -------        --------         --------
       Total....................................           20,935          20,244           27,460
                                                          -------        --------         --------
Interest income reflected in total operating
   income:
     Domestic...................................           15,075           8,977           14,354
                                                          -------        --------         --------
       Total....................................           15,075           8,977           14,354
                                                          -------        --------         --------

Net reduction in interest income and net interest
   income.......................................          $ 5,860         $11,267          $13,106
                                                          =======        ========          =======

ACCRUING LOANS PAST DUE 90 DAYS OR MORE

Accruing loans 90 days or more past due as to payment of interest or principal for the five years ended December 31, 1997 were as follows (in thousands):

                                                         1997            1996            1995          1994          1993
                                                       -------         ---------       --------      --------      --------
Total (a).......................................       $94,302(b)       $113,268        $88,671       $77,860       $80,718
                                                       =======         =========       ========      ========      ========

-------------------
(a) There were no foreign loans past due 90 days or more in any periods presented.
(b) Includes $9,463 of loans held for sale past due 90 days or more.

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data:  Continued


CONSOLIDATED ALLOWANCE FOR LOAN LOSSES

The following table summarizes the distribution of loan charge-offs and recoveries by type of loan for the five years ended December 31, 1997 (in thousands):

                                                     1997           1996           1995            1994               1993
                                                 ----------      ----------     ---------        ---------         ---------
Balance at beginning of year:
   Domestic................................        $675,327        $645,265      $661,124         $626,915          $610,039
   Foreign.................................          35,000          25,000        20,000           10,000            10,000
                                                 ----------      ----------     ---------        ---------         ---------
                                                    710,327         670,265       681,124          636,915           620,039
                                                 ----------      ----------     ---------        ---------         ---------
Allowance for loans purchased at date of
  purchase:
    Domestic...............................               -               -             -           24,931             5,797
                                                 ----------      ----------     ---------        ---------         ---------
Allowance for loans designated as held
  for sale or sold at date of sale:
    Domestic...............................        (102,000)              -             -           (2,377)
    Foreign................................               -               -             -                -              (353)
                                                 ----------      ----------     ---------        ---------         ---------
                                                   (102,000)              -             -           (2,377)             (353)
                                                 ----------      ----------     ---------        ---------         ---------
Recoveries, by type of loan:
   Domestic:
         Commercial, industrial and other..          31,725          39,726        35,535           29,845            48,659
      Real estate..........................          21,282          27,870        26,477           24,058            12,438
      Consumer.............................          20,366          16,140        15,599           18,613            17,157
      Financial institutions...............             361             837           231              654             2,246
      Lease financing......................          10,567           6,283         7,091            8,128             5,417
   Foreign.................................               -           2,129           293            2,616            12,645
                                                 ----------      ----------     ---------        ---------         ---------
          Total recoveries.................          84,301          92,985        85,226           83,914            98,562
                                                 ----------      ----------     ---------        ---------         ---------
Charge-offs, by type of loan:
   Domestic:
      Commercial, industrial and other.....          89,078          67,181        71,199          124,610           123,661
      Real estate..........................          34,838          64,459        67,184          149,738            91,103
      Consumer (b).........................         177,143         132,798        89,472           57,208            53,222
      Financial institutions...............               -           5,776         2,052               41               816
      Lease financing......................          20,137          11,476        10,180            9,857             7,700
                                                 ----------      ----------     ---------        ---------         ---------
          Total loans charged off..........         321,196         281,690       240,087          341,454           276,502
                                                 ----------      ----------     ---------        ---------         ---------
  Total net charge-offs....................         236,895         188,705       154,861          257,540           177,940
                                                 ----------      ----------     ---------        ---------         ---------

 Provision charged to operating expense:
   Domestic................................         254,000         220,896       139,295          271,811           201,664
   Foreign.................................           9,000           7,871         4,707            7,384           (12,292)(a)
                                                 ----------      ----------     ---------        ---------         ---------
                                                    263,000         228,767       144,002          279,195           189,372
                                                 ----------      ----------     ---------        ---------         ---------
Balance at end of year:
   Domestic................................         590,432         675,327       645,265          661,124           626,915
   Foreign.................................          44,000          35,000        25,000           20,000            10,000
                                                 ----------      ----------     ---------        ---------         ---------
                                                   $634,432        $710,327      $670,265         $681,124          $636,915
                                                 ----------      ----------     ---------        ---------         ---------
Ratios
Net charge-offs as a percentage
   of average loans outstanding............            0.69%           0.59%         0.50%            0.86%             0.61%
                                                       ====            ====          ====             ====              ====
Allowance for loan losses as a
   percentage of year-end loans............            1.82%           2.20%         2.15%            2.26%             2.19%
                                                       ====            ====          ====             ====              ====

---------------------
(a) Reflects reallocation of the foreign allowance for loan losses to the domestic allowance for loan losses.
(b) Excludes writedown of $102 million related to credit cards held for sale.

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data:  Continued

DISTRIBUTION OF ALLOWANCE FOR LOAN LOSSES (a)

The distribution of the allowance for loan losses and the percentage of each loan type to total loans for the five years ended December 31, 1997 is illustrated in the table below (in millions):

                                       1997               1996              1995               1994               1993
                                ------------------ -----------------  ------------------ ------------------ ------------------
                                             %                  %                  %                  %                  %
                                          of Loan             of Loan            of Loan            of Loan           of Loan
                                          category           category           category           category           category
                                             to                 to                  to                to                to
                                           total              total               total             total              total
                                Allowance  loans   Allowance  loans   Allowance   loans  Allowance  loans   Allowance  loans
                                --------- -------- --------- -------- --------- -------- --------- -------- --------- --------
Loan type
Domestic:
   Commercial and industrial....  $273.0     46%     $300.2     44%     $321.4     41%     $314.5     41%     $314.9       38%
   Real estate:
     Construction...............    40.0      2        48.7      2        33.7      2        60.9      2        74.0        2
       Other....................   104.3     23       125.4     28       118.6     33       127.8     36       105.1       39
   Consumer.....................   133.1     12       161.0     14       151.1     14       125.1     13       113.4       13
    Other domestic loans........    40.0     10        40.0      7        20.5      7        32.8      6        19.5        6
Foreign.........................    44.0      7        35.0      5        25.0      3        20.0      2        10.0        2
                                 -------    ---       -----    ---       -----    ---      ------    ---      ------      ---
   Total........................  $634.4    100%     $710.3    100%     $670.3    100%     $681.1    100%     $636.9      100%
                                 =======    ===      ======    ===      ======    ===      ======    ===      ======      ===

(a) This distribution is made for analytical purposes. It does not represent specific allocations of the allowance. The total allowance is available to absorb losses from any segment of the portfolio.

COMMERCIAL CERTIFICATES OF DEPOSIT OVER $100,000 ISSUED BY DOMESTIC OFFICES (in thousands)

                                                               December 31,
                                        ------------------------------------------------------
                                                  1997                         1996
                                        ------------------------      ------------------------
                                          Amount         Percent        Amount         Percent
                                        -----------      -------      ---------        -------
Maturity Distribution
3 months or less...................      $  574,902        23.1%      $ 654,313          86.7%
3 through 6 months.................         620,003        24.9          19,539           2.6
6 through 12 months................         795,965        32.0          75,951          10.1
Over 12 months.....................         498,545        20.0           4,634           0.6
                                        -----------       -----       ---------         -----
Total..............................      $2,489,415       100.0%      $ 754,437         100.0%
                                        ===========       =====       =========         =====

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data:  Continued

INTEREST SENSITIVITY ANALYSIS AT DECEMBER 31, 1997
(in millions)


                                                                                Rate Maturity Period
                                                ------------------------------------------------------------------------------------

                                                  1-90         91-181      182-365        1-2         2-5         > 5
                                                  Days          Days         Days        Years       Years       Years        Total
                                                --------      -------     -------       -------     --------    --------     -------

EARNING ASSETS
Federal funds sold, resale agreements and
   trading account securities................   $    537                                                                     $   537
Time deposits................................      2,052      $   786     $   284                                              3,122
Investment securities........................      1,155          409         534       $   722     $    446    $    194       3,460
Interest rate swaps..........................      1,277          264         794         1,545        4,166         908       8,954
Asset financial futures......................        320          366          26            24            -           -         736
                                                --------      -------     -------       -------     --------    --------     -------
     Total discretionary assets..............      5,341        1,825       1,638         2,291        4,612       1,102      16,809
Total loans(a)...............................     23,481        1,819       2,037         2,685        3,807         985      34,814
                                                --------      -------     -------       -------     --------    --------     -------
Total earning assets.........................     28,822        3,644       3,675         4,976        8,419       2,087      51,623
                                                --------      -------     -------       -------     --------    --------     -------


FUNDING SOURCES
Federal funds purchased, repurchase
   agreements and other short-term funds
   borrowed..................................      4,289           31           3             -            -           -       4,323
Domestic and foreign time deposits(b)........      3,810           75          47             4           51           1       3,988
Long-term debt...............................      2,699            1           6           106          521       1,121       4,454
Interest rate swaps..........................      8,487            -         132           310           25           -       8,954
Liability financial futures..................        736            -           -             -            -           -         736
                                                --------      -------     -------       -------     --------    --------     -------
     Total discretionary liabilities.........     20,021          107         188           420          597       1,122      22,455
                                                --------      -------     -------       -------     --------    --------     -------
Savings certificates.........................      1,838        1,930       1,574         1,569          835         161       7,907
Money market, savings and NOW accounts(c)....      5,247          541       1,081         1,932        3,962           -      12,763
Net non-interest bearing funds(d)(e).........      2,834            -           -             -            -       5,664       8,498
                                                --------      -------     -------       -------     --------    --------     -------
  Total savings certificates and indefinite
     maturity liabilities....................      9,919        2,471       2,655         3,501        4,797       5,825      29,168
                                                --------      -------     -------       -------     --------    --------     -------
Total net funding sources....................     29,940        2,578       2,843         3,921        5,394       6,947      51,623
                                                --------      -------     -------       -------     --------    --------     -------
Period gap...................................     (1,118)       1,066         832         1,055        3,025      (4,860)          -
Cumulative gap...............................     (1,118)         (52)        780         1,835        4,860           -           -
Adjustments(f)...............................        652         (967)       (693)       (1,015)      (2,951)      4,974           -
                                                --------      -------     -------       -------     --------    --------     -------
Adjusted period gap..........................   $   (466)     $    99     $   139       $    40     $     74    $    114     $     -
                                                ========      =======     =======       =======     ========    ========     =======
   Cumulative gap............................   $   (466)     $  (367)    $  (228)      $  (188)    $   (114)   $      -     $     -
                                                ========      =======     =======       =======     ========    ========     =======


Notes to Interest Sensitivity Analysis:
---------------------------------------

(a)  Non-performing loans are included in 1-90 days.
(b)  Deposit volumes exclude time deposits not at interest.
(c) Adjustments to the interest sensitivity of savings, NOW and money market account balances reflect managerial assumptions based on historical experience, simulation results as to the behavior of both the balances and rates on these products in potential future rate environments, and CoreStates' intent for positioning the products. Certain items classified as savings certificates on the balance sheet are classified as money market, savings and NOW accounts on the Interest Sensitivity Analysis.
(d) Net non-interest bearing funds is the sum of non-interest bearing liabilities, shareholders' equity minus non-interest earning assets.
(e) The estimated volume of stable net non-interest bearing funds is allocated to the over 1 year interest sensitivity period. Allocations to the under 1 year periods include: estimated volumes that are expected to vary inversely with interest rates; and the temporary difference between the actual volume of total net non-interest bearing funds on December 31, 1997 and the trend volume at the current level of interest rates.
(f) Adjustments reflect managerial assumptions as to the appropriate investment maturities for non-interest bearing funding sources, along with the funding of current investment and loan commitments.

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data:  Continued

Loan Maturity and Interest Sensitivity, Net of Unearned Discounts


The contractual maturity of commercial loans outstanding at December 31, 1997 was as follows (in thousands):

                                                                             Due after one
                                                          Due in one          year through     Due after
                                                        year or less           five years      five years       Total
                                                        -------------         -----------     -----------     ------------
   Commercial (includes Real Estate -
     Commercial Mortgages and Foreign Loans)......      $  18,143,085         $ 5,427,596     $ 1,440,695     $ 25,011,376

   Real Estate - Construction.....................            220,489             313,845         116,730          651,064
                                                        -------------         -----------     -----------     ------------

   Total loans (excluding loans to
     individuals)(a)..............................      $  18,363,574         $ 5,741,441     $ 1,557,425     $ 25,662,440
                                                        =============         ===========     ===========     ============

---------------------
(a) Loans due after one-year totaling $5,196,989 have fixed interest rates. The remaining 29% of such loans or $2,101,877 have floating or adjustable rates.


INVESTMENT SECURITIES (a)
(in thousands)

Carrying Value at December 31,

                                                            1997             1996            1995
                                                        ------------       -----------    -----------
U.S. Treasury and government agencies.............      $  1,534,274       $ 1,883,848    $ 2,564,646
State and municipal...............................           335,801           426,009        549,035
Mortgage-backed...................................           597,726           968,963      1,758,883
Other.............................................           992,590           804,404        759,668
                                                        ------------       -----------    -----------
    Total.........................................      $  3,460,391       $ 4,083,224    $ 5,632,232
                                                        ============       ===========    ===========

(a) Held-to-maturity and available-for-sale portfolios combined.

Maturity Distribution and Weighted Average Yield at December 31, 1997 (a)

                                             U.S. Treasury                                                Total
                                            and Government         State and                       ------------------------
                                                Agencies           Municipal         Other            Amount      Yield (b)
                                            --------------         ---------      ---------        ----------     ---------
1 year or less.....................            $   869,371          $ 49,128      $  48,594       $   967,093       6.06%
1 year through 5 years.............                623,630           136,529        189,460           949,619       6.50
5 years through 10 years...........                 13,459           116,996        104,236           234,691       7.01
After 10 years.....................                 27,814            33,148        650,300           711,262       6.36
                                                  --------          --------      ---------       -----------
     Subtotal......................            $ 1,534,274          $335,801      $ 992,590         2,862,665
                                                 =========          ========      =========
Mortgage-backed....................                                                                   597,726       6.08
                                                                                                  -----------
     Total.........................                                                               $ 3,460,391       6.31
                                                                                                  ===========

(a) Held-to-maturity and available-for-sale portfolios combined.
(b) The weighted average yield has been computed on a tax equivalent basis using an effective tax rate of 35%. The amount of the tax equivalent adjustment by range of maturity is as follows: 1 year or less - $1,153; 1 year to 5 years
    - $3,393; 5 years to 10 years - $3,180 and after 10 years - $2,203.